UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ **December 2010**

<u>PEDIMENT GOLD CORP.</u>

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Notice of Special Meeting of Shareholders, Information
    Circular, Proxy and VIF

Indicate by check mark whether the Registrant files annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F **<u>xxx</u>**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ____   No **<u>xxx</u>**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this Form 6-K to be signed on its behalf by the
undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: <u>December 29, 2010</u>   By \s\ Gary Freeman _____
                                           Gary Freeman, President/CEO/Director

Exhibit 99.1



NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

PEDIMENT GOLD CORP.

to be held on Monday, January 24, 2011

and

INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED ARRANGEMENT INVOLVING

PEDIMENT GOLD CORP.

and

THE SHAREHOLDERS OF PEDIMENT GOLD CORP.

and

ARGONAUT GOLD INC.

December 17, 2010

These materials are important and require your immediate attention. They require shareholders of Pediment Gold Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.



December 17, 2010

Dear Shareholders:

The Board of Directors of Pediment Gold Corp. ("Pediment") invites you to attend a special meeting of the Shareholders of Pediment to be held at the Fairmont Royal York, 100 Front Street West, Toronto, Ontario, on Monday, January 24, 2011 at 10:00 a.m. (Toronto time).

At the Meeting, you will be asked to approve a special resolution (the "Arrangement Resolution"), the full text of which is reproduced at Schedule A of the management information circular (the "Information Circular") of Pediment that accompanies this letter, in respect of a proposed plan of arrangement (the "Arrangement") involving Pediment and Argonaut Gold Inc. ("Argonaut"). Pursuant to a business combination agreement (the "Business Combination Agreement") entered into on October 18, 2010 between Pediment and Argonaut, as amended on November 19, 2010, Pediment and Argonaut have agreed to complete the Arrangement pursuant to which all of the common shares of Pediment ("Pediment Shares") will be acquired by Argonaut and Pediment will become a wholly-owned subsidiary of Argonaut. As a result of the Arrangement, holders of Pediment Shares ("Shareholders") (other than dissenting Shareholders) will be entitled to receive 0.625 of a common share of Argonaut ("Argonaut Shares") for each Pediment Share. After giving effect to the Arrangement and pursuant to the terms of the Business Combination Agreement, each outstanding option and warrant to purchase a Pediment Share will be exercisable to acquire 0.625 of an Argonaut Share in lieu of a Pediment Share for the same consideration.

The Toronto Stock Exchange has conditionally approved the listing of the Argonaut Shares to be issued under the Arrangement.

The Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders after excluding the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – *Protection of Minority Shareholders in Special Transactions*. The completion of the Arrangement is also subject to a number of other conditions, including the approval of the shareholders of Argonaut of the issuance of the Argonaut Shares which will be exchanged for the Pediment Shares pursuant to the Arrangement and the approval of the Supreme Court of British Columbia.

Canaccord Genuity Corp. has provided the Board of Directors with a fairness opinion (the "Fairness Opinion") that the consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders. **The Board of Directors of Pediment, after considering various factors, including the Fairness Opinion, has unanimously determined that the Arrangement is in the best interests of Pediment and is fair to the Shareholders and recommends that Shareholders vote in favour of the Arrangement.**

Completion of the Arrangement would create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow. For greater detail with respect to the advantages of the Arrangement, please see the Fairness Opinion attached as Schedule H to the accompanying Information Circular. The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See the section entitled "Forward-Looking Statements" contained in the accompanying Information Circular.

The Information Circular contains a detailed description of the proposed Arrangement as well as detailed information regarding Argonaut. Please give this material your careful consideration. If you require assistance, consult your financial, legal, tax or other professional advisors.

Your vote is important, regardless of the number of Pediment Shares you own. If you are unable to be present at the Meeting, please complete and deliver the accompanying form of proxy in order to ensure your representation at the Meeting. In addition, registered Shareholders are asked to complete, sign, date and return the enclosed Transmittal Letter along with the certificates representing the Pediment Shares they hold. If the Arrangement is approved, the certificates representing the Argonaut Shares which you are entitled to receive pursuant to the Arrangement will be sent to you as soon as possible following the implementation of the Arrangement.

Please note that these materials require your immediate attention, as the deadline for depositing proxies is 10:00 a.m. (Toronto time) on Thursday, January 20, 2011.

If the Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on or about January 26, 2011.

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com .

On behalf of Pediment, I would like to thank all Shareholders for their ongoing support.

Yours very truly,

"Gary Freeman"

Gary Freeman
President & Chief Executive Officer



NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares ("**Pediment Shares**") of Pediment Gold Corp. ("**Pediment**") will be held at the Fairmont Royal York, 100 Front Street West, Toronto, Ontario, on Monday, January 24, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider, pursuant to an interim order (the "**Interim Order**") of the Supreme Court of British Columbia dated December 17, 2010, and if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set out in Schedule A to the accompanying information circular of Pediment dated December 17, 2010 (the "**Information Circular**"), approving an arrangement (the "**Arrangement**") under the provisions of the *Business Corporations Act* (British Columbia) (the "**BCBCA**") involving Pediment, the Shareholders and Argonaut Gold Inc., all as more particularly described in the Information Circular; and

2. to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The Arrangement is subject to Shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the "**Final Order**") of the British Columbia Supreme Court. A copy of the Interim Order and the notice of application for the Final Order are attached as Schedules C and G, respectively, to the Information Circular. **Any Shareholder may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made in the Information Circular under the heading "The Arrangement – Court Approvals of the Arrangement"**.

Pursuant to the terms of the Interim Order, the full text of which is set out in Schedule C to the Information Circular, and Sections 237 to 247 of the BCBCA, Shareholders have the right to dissent in respect of the Arrangement Resolution. This dissent right is described in the Information Circular. If a Shareholder wishes to dissent, a written notice must be received by Pediment at least two Business Days before the date of the Meeting. As a result of giving a notice of dissent, a Shareholder may, if the Arrangement becomes effective, require Argonaut to purchase all of such Shareholder's Pediment Shares. **Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent**.

The record date for the determination of the Shareholders entitled to receive notice and vote at the Meeting is December 14, 2010. Only Shareholders whose names have been entered in the registers of Pediment (the "**Registered Shareholders**") at the close of business on that date will be entitled to receive notice of and to vote at the Meeting. Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Pediment Shares not being eligible to be voted by proxy at the Meeting.

DATED at Vancouver, British Columbia, this 17th, day of December, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PEDIMENT GOLD CORP.

"Gary Freeman"

Gary Freeman,
President & Chief Executive Officer

TABLE OF CONTENTS

SCHEDULES

Schedule A – Arrangement Resolution
Schedule B – Plan of Arrangement
Schedule C – Interim Order
Schedule D – Information Concerning Argonaut Gold Inc.
Schedule E – Sections 237 – 247 of the *Business Corporations Act* (British Columbia)
Schedule F – Pro Forma Consolidated Financial Statements
Schedule G – Notice of Hearing
Schedule H – Fairness Opinion of Canaccord Genuity Corp.

ENCLOSURES

Form of Proxy or Voting Instruction Form (as applicable) relating to the Meeting
Transmittal Letter
Return Envelope

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including under "Summary Information" herein.

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended;

"**Acquireco**" means 0894955 B.C. Ltd., a direct wholly-owned subsidiary of Argonaut incorporated under the BCBCA in order to effect the Arrangement;

"**Acquisition Proposal**" means, in respect of Pediment, any bona fide inquiry, proposal or offer made by a party with whom Pediment deals at arm's length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Pediment's assets), any recapitalization, reorganization, liquidation, sale or issue of a material number of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Pediment or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Pediment (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Business Combination Agreement);

"**Argonaut**" means Argonaut Gold Inc., a corporation existing under the OBCA;

"**Argonaut Disclosure Letter**" means the letter dated October 18, 2010 and delivered by Argonaut to Pediment with respect to certain matters in the Business Combination Agreement;

"**Argonaut Securities**" means, collectively, the Argonaut Shares to be issued pursuant to the Arrangement and the rights to receive Argonaut Shares in respect of the Pediment Options that will result from the implementation of the Arrangement;

"**Argonaut Shares**" means common shares in the capital of Argonaut;

"**Arrangement**" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Business Combination Agreement and the provisions thereof or made at the direction of the Court in the Final Order (with the consent of Pediment and Argonaut, each acting reasonably);

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Schedule A to this Information Circular to be voted upon by the Shareholders at the Meeting;

"**BCBCA**" means the *Business Corporations Act* (British Columbia), including the regulations promulgated thereunder, as amended;

"**Board of Directors**" means the board of directors of Pediment;

"**Business Combination Agreement**" means the business combination agreement dated October 18, 2010 between Pediment and Argonaut, as amended on November 19, 2010, together with the schedules attached thereto, as further amended, amended and restated or supplemented from time to time;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

"**Change in Recommendation**" has the meaning set out in the section of this Information Circular entitled "Business Combination Agreement – Covenants";

"**Completion Deadline**" means January 31, 2011, the date by which the transactions contemplated by the Business Combination Agreement are to be completed;

"**Confidentiality Agreement**" means the mutual confidentiality agreement dated September 19, 2010 between Pediment and Argonaut;

"**Closing**" means the completion of the transactions contemplated in the Business Combination Agreement;

"**Consideration**" means, for each Pediment Share held, 0.625 of an Argonaut Share;

"**control**" means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Supreme Court of British Columbia;

"**Depositary**" means Computershare Trust Company of Canada;

"**Dissenting Shareholder**" means a registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures, and who is ultimately entitled to be paid fair value for their Pediment Shares;

"**Dissent Procedures**" means the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article IV of the Plan of Arrangement, the Interim Order and the Final Order, required to be taken by a Shareholder to exercise the right of dissent in respect of its Pediment Shares in connection with the Arrangement;

"**Effective Date**" means the date agreed to by Pediment and Argonaut in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Business Combination Agreement and the Final Order have been satisfied or waived;

"**Effective Time**" means 12:01 a.m. (Vancouver time) on the Effective Date;

"**Fairness Opinion**" means the opinion of Canaccord Genuity Corp. dated November 4, 2010;

"**Final Order**" means the order of the Court pursuant to section 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"**GAAP**" means generally accepted accounting principles applied in Canada;

"**Governmental Entity**" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Income Tax Act**", "**ITA**" or "**Tax Act**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder as amended

"**Information Circular**" means this information circular dated December 17, 2010, together with all schedules attached hereto and documents incorporated herein by reference, delivered by Pediment to the Shareholders in connection with the Meeting;

"**Insider**" has the same meaning as set forth in the *Securities Act* (British Columbia);

"**Interim Order**" means the interim order of the Court pursuant to section 291 of the BCBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of Pediment and Argonaut;

"**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"**Lock-Up Agreements**" means the lock-up agreements dated October 18, 2010 and made between Argonaut and each of the Locked-up Shareholders;

"**Locked-Up Shareholders**" means, collectively, Gary Freeman, Melvin Herdrick, John Seaman, Scott Kelly, Peter Mordaunt, William Faust, Leonard Harris, Michael Halvorson, Chris Theodoropoulos, Larry Okada and Dayna Leigh, each being a director or officer of Pediment, and Ernesto Echavarria, beneficially owning in aggregate 7,954,064 Pediment Shares and 2,317,500 Pediment Options representing approximately 15.7% of the Pediment Shares;

"**Letter of Transmittal**" means the letter of transmittal delivered to Shareholders and required to be deposited with the Depositary in connection with Shareholders exchanging the certificates representing their Pediment Shares for certificates representing Argonaut Shares;

"**Locked-Up Shares**" means all Pediment Shares and all other securities of Pediment including, but not limited to, Pediment Options owned by a Locked-Up Shareholder, including all Pediment Shares issuable upon the exercise of Pediment Options owned by the Shareholder;

"**Material Adverse Change**" means, in respect of any Person, any one or more changes, events or occurrences, and "**Material Adverse Effect**" means, in respect of any Person, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of that Person and its Subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on that Person, on a consolidated basis; (ii) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of the Business Combination Agreement or the transactions contemplated thereby; or (iii) resulting from changes in the price of gold, silver or copper, provided, however that such effect referred to in clause (i), (ii) or (iii) above does not primarily relate only to that Person and its Subsidiaries taken as a whole compared to other companies of similar size operating in the mining industry;

"**Meeting**" means the special meeting of the Shareholders to be held at 10:00 a.m. (Toronto time) on Monday, January 24, 2011 and any adjournments or postponements thereof;

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*;

"NI 43-101" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"OBCA" means the *Business Corporations Act* (Ontario), including the regulations promulgated thereunder, as amended;

"**OTCBB**" means the Financial Industry Regulatory Authority, Inc.'s over-the-counter electronic bulletin board;

"**Pediment**" means Pediment Gold Corp.;

"**Pediment Disclosure Letter**" means the letter dated October 18, 2010 and delivered by Pediment to Argonaut with respect to certain matters in the Business Combination Agreement;

"**Pediment Optionholders**" means the holders of Pediment Options;

"**Pediment Options**" means the outstanding options to acquire Pediment Shares granted under the Pediment Share Option Plan;

"**Pediment Securityholders**" means the Shareholders and Pediment Optionholders;

"**Pediment Share Option Plan**" means the share option plan of Pediment dated February 12, 2008;

"**Pediment Shares**" means common shares in the capital of Pediment;

"**Pending Acquisition Proposal**" an Acquisition Proposal that has been made to Pediment and made known to the Shareholders generally or that has been made directly to the Shareholders generally or any publicly announced intention of a third party to make an Acquisition Proposal in respect of Pediment;

"**Person**" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement attached as Schedule B to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means the date fixed for determining the Shareholders entitled to receive notice of, and to attend and vote at, the Meeting, being December 14, 2010;

"**Registrar**" means the Registrar of Companies duly appointed under the BCBCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Section 3(a)(10) Exemption**" means the exemption from the registration requirements of the 1933 Act;

"**Shareholders**" means the holders of Pediment Shares;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

"**Superior Proposal**" means a written Acquisition Proposal to acquire all or substantially all of the assets of Pediment (on a consolidated basis) or, directly or indirectly, all of the Pediment Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal; (c) is not subject to a due diligence condition; (d) that is made to all shareholders in compliance with applicable securities laws; and (e) in respect of which the directors of Pediment have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Pediment, that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to the Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account any adjustment to the terms of the Arrangement that may be proposed by Argonaut as contemplated by section 6.02 of the Business Combination Agreement;

"**Tax Exempt Shareholder**" means a Shareholder that is exempt from tax under Part I of the Tax Act;

"**Termination Payment**" means $4.8 million;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States.

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert from Imperial	To Metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

INFORMATION FOR ALL SHAREHOLDERS

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Pediment for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement and the Business Combination Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, which is attached as Schedule B to this Information Circular, and the Business Combination Agreement, which is available on SEDAR at www.sedar.com. **Readers are urged to carefully read the full text of the Plan of Arrangement and the Business Combination Agreement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of December 17, 2010 unless otherwise specifically stated.

Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Unless otherwise stated, any reference in this Information Circular to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

FORWARD-LOOKING STATEMENTS

The Information Circular contains or incorporates by reference "forward-looking information", which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of Pediment and Argonaut, their current and proposed subsidiaries and their current and proposed mineral projects, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of project development, costs and timing of future exploration, requirements for additional capital, government regulation of mineral exploration and development operations, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitation of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pediment and/or Argonaut and/or their current and proposed subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the

forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of gold; possible variations of recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mineral exploration and development industry; political uncertainty; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. As a result, actual actions, events or results may differ materially from those described in forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of the Information Circular and Pediment, except as required by law or the policies of the TSX, disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty.

Please refer to "Risk Factors" in this Information Circular as well as those risk factors discussed in greater detail in Pediment's various filings on SEDAR at www.sedar.com with Canadian securities regulators, including Pediment's interim MD&A for the nine months ended June 30, 2010, and its filings with the U.S. Securities and Exchange Commission, including Pediment's most recent Form 20-F dated December 21, 2009, and in Schedule D to this Information Circular.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Argonaut Securities to be issued under the Arrangement have not been and will not be registered under the 1933 Act or applicable state securities laws (the "**Blue Sky Laws**") and are being issued to Pediment Securityholders in the United States in reliance on the Section 3(a)(10) Exemption and exemptions provided under applicable Blue Sky Laws.

Pediment is a Canadian corporation and the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Pediment Securityholders in the United States should be aware that the Canadian requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Pediment is a reporting issuer in the United States and files reports with the SEC under Section 13 of the 1934 Act. Argonaut is not a reporting issuer in the United States and will be deemed to succeed to the SEC reporting obligations of Pediment pursuant to Rule 12g-3. However, Argonaut may, but is not required to, terminate the SEC reporting obligations under the 1934 Act in accordance with Rule 12h-6 under the 1934 Act by filing a Form 15-F with the SEC. Argonaut currently expects to continue as a reporting issuer in the United States after the Arrangement, but there can be no guarantee that Argonaut will not terminate the 1934 Act reporting obligations in connection with the consummation of the Arrangement or, if eligible, at any time in the future. The Argonaut Shares are listed on the TSX but will not be listed for trading on any United States stock exchange upon the completion of the Arrangement, and if Argonaut elects to file a Form 15-F with the SEC, the Argonaut common shares will not be eligible for quotation on the OTCBB. As a result, in the event Argonaut files a Form 15-F and terminates its SEC reporting obligations, Pediment Securityholders in the United States who receive Argonaut Securities may have limited ability to sell or otherwise transfer their Argonaut Securities in the United States, but will have the ability to sell or otherwise transfer their Argonaut Securities outside the United States, including on the TSX or any other Canadian stock exchange on which the Securities are listed.

Unless otherwise indicated, all mineral resource estimates included herein or incorporated by reference herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a "qualified person" as defined in NI 43-101. It also requires issuers to file technical reports at certain times under a prescribed format. Canadian standards differ significantly from the requirements of the SEC; mineral resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the SEC's Industry Guide 7 ("**Guide 7**") under the 1933 Act. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The financial statements of Argonaut and the *pro forma* financial statements of Argonaut included or incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and, therefore, may not be comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the properties and operations of Pediment and Argonaut included in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information prepared under applicable United States securities laws.

Pediment Securityholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully in this Information Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that: (i) Pediment and Argonaut exist under the laws of British Columbia and Ontario, respectively; (ii) certain officers and the directors of Pediment and Argonaut are residents of countries other than the United States; and (iii) all or a substantial portion of the assets of Pediment and Argonaut and the persons described above are located outside the United States.

THE SECURITIES DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Exemption From Registration under 1933 Act

Argonaut has not and will not register the Argonaut Securities to be issued by it in connection with the Arrangement with the SEC or any state securities regulators. Argonaut will rely on the exemption from registration provided by the Section 3(a)(10) Exemption and comparable exemptions under applicable Blue Sky Laws. Section 3(a)(10) exempts from the registration requirements of the 1933 Act securities that are issued in transactions approved by a court, after a hearing on the fairness of the terms and conditions of such issuance. Similar and other exemptions are available under applicable Blue Sky Laws.

Exchange Rate Information

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. All references to "US dollars" or to "US$" are to United States dollars. The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	Nine Months Ended September 30,			Year Ended December 31,		
	2010	**2009**	**2008**	**2009**	**2008**	**2007**
Noon rate at end of period	US$1.0298	US$1.0722	US$1.0599	US$1.0466	US$1.2246	US$0.9881
Average noon rate during period	US$1.041589	US$1.163089	US$1.020044	US$1.137433	US$1.071558	US$1.066608
High for period	US$1.0778	US$1.3000	US$1.0796	US$1.3000	US$1.2969	US$1.1853
Low for period	US$0.9961	US$ 1.0613	US$0.9719	US$1.0292	US$0.9719	US$0.9170

The noon buying rate on December 17, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.9878.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

No person has been authorized to give information or to make any representation in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular and, if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Pediment or Argonaut.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The information (including financial information) concerning Argonaut (except to the extent such information is information regarding Pediment and its properties and assets) contained or incorporated by reference in this Information Circular has been provided to Pediment by Argonaut for inclusion in this Information Circular. Pediment and its directors and officers have relied upon such information without having made independent enquiries as to the accuracy or completeness thereof. Although Pediment has no knowledge that would indicate that any of such information is untrue or incomplete, Pediment does not assume any responsibility for the accuracy or completeness of such information or for any failure or omission by Argonaut to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information and which are unknown to Pediment.

SUMMARY INFORMATION

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular including the schedules hereto and the information incorporated by reference therein. Capitalized terms not otherwise defined in this Summary Information are defined under "Glossary of Terms" or elsewhere in the Information Circular including the schedules hereto. This Summary Information is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Companies

Pediment is a Canadian company that is engaged in the evaluation, acquisition and exploration of gold and silver resources in Mexico. Pediment is a reporting issuer in British Columbia, Alberta and Ontario and the Pediment Shares are currently listed and posted for trading on the TSX under the symbol "PEZ" and on the OTC Bulletin Board under the symbol "PEZGF". The Pediment Shares also trade in Europe on the Stuttgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange and XETRA Exchange.

Argonaut is a Canadian gold company that is engaged in exploration, mine development and production activities in Mexico. Argonaut is a reporting issuer in British Columbia, Alberta and Ontario and the Argonaut Shares and common share purchase warrants of Argonaut are currently listed and posted for trading on the TSX under the symbol "AR" and "AR.WT" respectively. Please see Schedule D of this Information Circular, "Information Concerning Argonaut Gold Inc.".

Completion of the Arrangement would create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow.

See the section of this Information Circular entitled "The Arrangement" and the Fairness Opinion attached as Schedule H to this Information Circular.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held at the Fairmont Royal York, 100 Front Street West, Toronto, Ontario, on Monday, January 24, 2011 at 10:00 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Meeting.

The Record Date

Shareholders of record at the close of business on the Record Date, being December 14, 2010, are entitled to receive notice of, to attend and to vote at, the Meeting.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Pediment for use at the Meeting.

At the Meeting, the Shareholders will be asked to consider and vote upon: (i) the Arrangement Resolution; and (ii) such other matters as may properly come before the Meeting.

The Arrangement

The Business Combination Agreement provides that the proposed business combination of Pediment and Argonaut will be achieved by way of a statutory plan of arrangement under which the following principal transactions will occur:

(a) each Pediment Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Argonaut, in consideration for a debt claim against Argonaut in an amount determined and payable in accordance with Article IV of the Plan of Arrangement, and the name of such holder will be removed from the central securities register as a holder of Pediment Shares, and Argonaut will be recorded as the registered holder of the Pediment Shares so transferred and will be deemed to be the legal and beneficial owner of such Pediment Shares free and clear of any liens, claims or encumbrances;

(b) each Pediment Share outstanding immediately prior to the Effective Time held by a Shareholder (other than Dissenting Shareholders), will be transferred by the holder thereof to Argonaut in exchange for the Consideration and Argonaut will be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c) in accordance with the Pediment Share Option Plan, including section 3.15 thereof, each holder of a Pediment Option outstanding immediately prior to the Effective Time will be entitled to receive (and will accept), upon the exercise of such holder's Pediment Options, for the same aggregate consideration therefor and in lieu of any Pediment Shares or other consideration, the number of Argonaut Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Shares to which such holder was theretofore entitled upon such exercise and each such Pediment Option will continue to be governed by and be subject to the terms of the Pediment Share Option Plan and any applicable agreement thereunder;

(d) each Pediment Share acquired by Argonaut pursuant to (a) and (b) above will be transferred to Acquireco in consideration of the issue by Acquireco to Argonaut of one common share of Acquireco for each Pediment Share so transferred; and

(e) Pediment and Acquireco will merge to form one corporate entity with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Pediment will not cease and Pediment will survive the merger;

all as set forth in, and subject to the terms of, the Plan of Arrangement.

As at December 14, 2010, there were 50,717,072 Pediment Shares outstanding and 56,273,626 Argonaut Shares outstanding.

On completion of the Arrangement, it is anticipated that Argonaut will have a total of approximately 87,971,796 Argonaut Shares outstanding, of which approximately 36% will be held by the Shareholders.

For details regarding the Arrangement, see the section of this Information Circular entitled "The Arrangement".

Approval of Shareholders Required

Pursuant to the Interim Order, the vote required to pass the Arrangement Resolution will be no less than two-thirds of the votes cast by the Shareholders, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Shareholders, either in person or by proxy, after excluding the votes cast in respect of Pediment Shares beneficially owned, or over which control or direction is exercised, by such Persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. For further information, see the sections of this Information Circular entitled "General Proxy Matters" and "Regulatory Matters – Canadian Securities Law Matters".

Fairness Opinion

The Board of Directors retained Canaccord Genuity Corp. to address the fairness, from a financial point of view, of the Arrangement to the Shareholders. In connection with this mandate, Canaccord Genuity Corp. has prepared the Fairness Opinion. The Fairness Opinion states that, in the opinion of Canaccord Genuity Corp., as of November 4, 2010, the Consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained in it and should be read in its entirety. The Fairness Opinion is attached as Schedule H to this Information Circular.

Court Approval and Completion of the Arrangement

Interim Order

On December 17, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule C to this Information Circular.

Final Order

Subject to the terms of the Plan of Arrangement, if the Arrangement is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Argonaut shareholders have approved the issuance of the Argonaut Securities, and the Board of Directors has not determined for any reason not to proceed with the Arrangement, Pediment will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for January 25, 2011, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting. Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a Response to Petition and delivering a copy of the filed Response to Petition, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Shareholder's or other Person's proposed submissions, to the solicitors for Pediment: Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention: Vince Aldridge on or before 4:00 p.m. (Vancouver time) on January 24, 2011, subject to other direction of the Court. A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Recommendation of the Board of Directors

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view to the Shareholders and is in the best interests of Pediment. Accordingly, the Board of Directors recommends that the Shareholders vote in favour of the Arrangement Resolution. Gary Freeman, Peter Mordaunt and William Faust abstained from voting on the matter.

Reasons For the Arrangement

In arriving at their recommendation with respect to the Arrangement, the directors of Pediment considered the following factors, among others:

- the Consideration represents a 50.7% premium to the closing price of Pediment on the TSX on October 18, 2010, the trading day immediately prior to the announcement of the Arrangement, and a 40.4% premium based on the volume weighted average trading price of Pediment and Argonaut for the 20-day period ended October 18, 2010;

- the Argonaut Shares offered in connection with the Arrangement will provide Shareholders with the opportunity to participate as shareholders of a larger, more diversified company, which has:
  - o gold production, which is expected to grow in excess of 150,000 oz per year by 2013;
  - o over 3.3 million oz of measured and indicated gold resources;
  - o a strong balance sheet and strong cash flow generating capabilities, which are expected to be sufficient to fund the construction of the San Antonio project;
  - o a quality portfolio of exploration projects; and
  - o an experienced management team and board of directors, including management with extensive construction and operational experience;
- the Fairness Opinion, which concluded that the Consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders;
- the view of the Board of Directors that the terms and conditions of the Business Combination Agreement, including the amount of the Termination Payment and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal, provided that Pediment complies with the terms of the Business Combination Agreement;
- the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by the Shareholders, and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the Pediment Securityholders;
- under the Arrangement, Registered Shareholders will have Dissent Rights; and
- information provided in respect of Argonaut's assets and properties and its historical and current financial condition, business and operations.

See the section of this Information Circular entitled "The Arrangement – Reasons for the Arrangement".

Effect of the Arrangement Upon the Shareholders

The Arrangement will result in the Shareholders (other than Dissenting Shareholders) exchanging their Pediment Shares for Argonaut Shares. Pursuant to the terms and subject to the conditions and other provisions set forth in the Plan of Arrangement, each Pediment Share will be exchanged for 0.625 of an Argonaut Share and each Pediment Option outstanding immediately prior to the Effective Time will be exercisable until its original expiry date to acquire 0.625 of an Argonaut Share in lieu of a Pediment Share for the original consideration amount. See the section of this Information Circular entitled "The Arrangement – Description of the Arrangement".

Assuming that there are no Dissenting Shareholders and no Pediment Options are exercised during the period between December 14, 2010 and the Effective Date, approximately 31,698,170 Argonaut Shares will be issued to the Shareholders pursuant to the Arrangement. As a result, there will be approximately 87,971,796 Argonaut Shares issued and outstanding immediately following completion of the Arrangement 115,834,648 on a fully-diluted basis). The 31,698,170 Argonaut Shares held by former Shareholders immediately following completion of the Arrangement will represent approximately 36% of the then outstanding Argonaut Shares.

Post-Arrangement Matters

On the Effective Date, the board of directors and the officers of the continuing entity will be comprised of the current board of directors and the officers of Argonaut and Peter Mordaunt, a director of Pediment, who will become a director of Argonaut.

On the Effective Date, Smythe Ratcliffe LLP will cease to act as the auditors of Pediment and Argonaut's current auditors, PricewaterhouseCoopers LLP, will continue to be the auditors of Argonaut.

On the Effective Date, Pediment will become a wholly-owned subsidiary of Argonaut.

Stock Exchange Listings

It is a condition of Closing that all required approvals of the TSX for the Arrangement will have been obtained. The TSX has conditionally approved the listing of the Argonaut Shares to be issued to the Shareholders or reserved under the Arrangement (including the Argonaut Shares which may be issued from time to time upon the exercise of the Pediment Options), subject to the customary requirements of the TSX. Following completion of the Arrangement, the Pediment Shares will be delisted from the TSX. See the section of this Information Circular entitled "The Arrangement – Stock Exchange Listings and Status as a Reporting Issuer".

Tax Matters

Certain Canadian Federal Income Tax Considerations

The disposition of Pediment Shares in exchange for Argonaut Shares pursuant to the Arrangement will generally result in a Shareholder being deemed to have disposed of his Pediment Shares for proceeds equal to his adjusted cost base of those shares and to have acquired his Argonaut Shares at a cost equal to his deemed proceeds of his Pediment Shares. As a result, the Shareholder should not realize a capital gain (or capital loss) on the exchange of shares pursuant to the Arrangement.

Pediment Optionholders should consult their own tax advisors with respect to the income tax consequences of the Arrangement generally, and specifically with regard to their own particular circumstances.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Shareholders who are residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See the section of this Information Circular entitled "Tax Matters – Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

While it is not free from doubt, the exchange of Pediment Shares for Argonaut Shares, together with the amalgamation, pursuant to the Arrangement should qualify as a tax-deferred reorganization for U.S. federal income tax purposes. However, certain special rules applicable to a "passive foreign investment company" may require U.S. Holders (as defined below) to recognize taxable gain subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. Assuming the Arrangement is treated as a tax-deferred reorganization, and subject to special rules applicable to interests in passive foreign investment companies, as discussed below under the heading "Certain U.S. Federal Income Tax Considerations," the U.S. Holders of Pediment Shares should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement.

There can be no assurance that the U.S. Internal Revenue Service will not challenge the qualification of the Arrangement as a tax-deferred reorganization for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer form discussion under "Certain U.S. Federal Income Tax Considerations" below, and neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Pediment Shares. Accordingly, U.S. Holders of Pediment Shares should consult their own tax advisors with respect to their particular circumstances.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain

Canadian federal income tax considerations and U.S. federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their professional tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Argonaut Shares after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Argonaut Shares.

Regulatory Matters

Canadian Securities Law Matters

The Argonaut Shares to be issued in exchange for Pediment Shares under the Business Combination Agreement will be issued in reliance on exemptions from the registration and prospectus requirements of Canadian securities legislation. The Argonaut Shares issued under the Arrangement will generally be freely tradable in each of the provinces and territories of Canada provided the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale. The resale of any Argonaut Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisors to determine the conditions and restrictions applicable to trades in such Argonaut Shares. See the section of this Information Circular entitled "Regulatory Matters – Canadian Securities Law Matters".

U.S. Securities Law Matters

The transactions contemplated by the Business Combination Agreement will be carried out with the intention that all Argonaut Securities issued on completion of the Arrangement to the Pediment Securityholders will be issued by Argonaut in reliance on the exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption and pursuant to one or more exemptions from registration under applicable Blue Sky Laws. In order to ensure the availability of the Section 3(a)(10) Exemption and comparable exemptions under applicable Blue Sky Laws, the Arrangement will be subject to approval of the Court. See the section of this Information Circular entitled "Regulatory Matters – United States Securities Law Matters".

Right of Dissent

The Plan of Arrangement provides Shareholders with the right to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Pediment Shares held by them. The dissent right is required to be exercised in accordance with provisions of the BCBCA and the Interim Order. See the section of this Information Circular entitled "Right of Dissent".

Risk Factors

An investment in a natural resource issuer involves a significant degree of risk. In addition to the risks applicable to an investment in the Pediment Shares, the Argonaut Shares to be issued to the Shareholders pursuant to the Arrangement should be considered highly speculative and subject to a number of risk factors. Further, the Shareholders should consider that Pediment and Argonaut may not realize the anticipated benefits of the Arrangement. For a discussion of risk factors associated with the Arrangement, Pediment and the ownership of Argonaut Shares, see the section of this Information Circular entitled "Risk Factors" and Schedule D, "Information Concerning Argonaut Gold Inc. – Risk Factors".

Selected Argonaut Unaudited Pro Forma Consolidated Financial Information

The selected unaudited *pro forma* consolidated financial information set forth below should be read in conjunction with Argonaut's unaudited *pro forma* consolidated financial statements and the accompanying notes thereto attached as Schedule F to this Information Circular. The *pro forma* consolidated balance sheet has been prepared from both the unaudited consolidated balance sheet of Argonaut as at September 30, 2010 and the unaudited consolidated balance sheet of Pediment as at June 30, 2010 and gives *pro forma* effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2010. The *pro forma* consolidated statement of operations for the year ended December 31, 2009 and the nine month period ended September 30, 2010 have been prepared, respectively from the audited statements of operations of Argonaut for the year ended December 31, 2009, from the audited consolidated statement of operations of Castle Gold Corp. for the year ended December 31, 2009 and the audited consolidated statement of operations of Pediment for the year ended September 30, 2009 and the unaudited interim consolidated statement of operations of Argonaut for the nine month period ended September 30, 2010 and the unaudited interim consolidated financial statement of operations of Pediment for the nine months ended June 30, 2010 and gives *pro forma* effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2009.

The summary unaudited *pro forma* consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the *pro forma* information presented below. No attempt has been made to calculate or estimate potential synergies between Argonaut and Pediment. The unaudited *pro forma* consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited *pro forma* consolidated financial statements of Argonaut and the accompanying notes included in Schedule F to this Information Circular. Reference should be made to those financial statements as well as to the audited financial statements of Argonaut for the years ended December 31, 2009 and 2008 and the nine month period ended September 30, 2010 filed on SEDAR at www.sedar.com and which are incorporated herein by reference. Reference should also be made to the audited financials statements of Castle Gold Corp. for the years ended December 31, 2009 and 2008, attached hereto as Appendix D-1 to Schedule D. See Schedule D of this Information Circular, "Information Concerning Argonaut Gold Inc.".

(Expressed in U.S. dollars)	Nine months ended September 30, 2010	Year ended December 31, 2009
Statement of operations data:		
Revenue	31,676,481	31,079,093
Operating Profit (Loss)	6,631,570	(1,535,960)
Net Loss	(3,533,090)	(19,420,703)
(Expressed in U.S. dollars)		
Per Argonaut Share data:		
Basic loss per share	(0.04)	(0.23)
Diluted loss per share	(0.04)	(0.23)

(Expressed in U.S. dollars)	As at September 30, 2010
Balance sheet data:	
Cash and cash equivalents	32,745,910
Total assets	346,407,592
Total debt	7,036,421
Total liabilities	99,428,377
Shareholders' equity	246,979,215

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pediment for use at the Meeting and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the Board of Directors and regular employees of Pediment. All costs of solicitation will be borne by Pediment.

In addition, Pediment has retained Kingsdale Shareholder Services Inc. ("**Kingsdale**"), to aid in soliciting proxies from Shareholders. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. The aggregate fee for these services is expected to be approximately $120,000 if the Arrangement Resolution is approved by the Shareholders at the Meeting, plus applicable taxes and out-of-pocket expenses.

These securityholder materials are being sent to both registered and non-registered owners of Pediment Shares. If you are a non-registered owner, and Pediment or its agent has sent these materials directly to you, your name and address and information about your holdings of Pediment Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, Pediment (and not the Intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under "INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF PEDIMENT SHARES".)

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the Chief Executive Officer and a director of Pediment. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY**. To be valid, a proxy must be in writing and executed by the Shareholder or its attorney authorized in writing, unless the Shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney thereof, and delivered either to the registered office of Pediment, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Information for Non-Registered (Beneficial) Owners of Pediment Shares

The Pediment Shares owned by many Shareholders are not registered on the records of Pediment in the beneficial Shareholders' own names. Rather, such Pediment Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as "**Intermediaries**"). Shareholders who do not hold their Pediment Shares in their own names (referred to in this Information Circular as "**non-registered owners**") should note that **only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his Pediment Shares unless such holder is appointed by the applicable Intermediary as a proxyholder**.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to Pediment are referred to as "**NOBOs**". Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to Pediment are referred to as "**OBOs**".

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), Pediment has elected to seek voting instructions directly from NOBOs. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "**VIF**"). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered Shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by Pediment or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Pediment Shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE "REQUEST FOR VOTING INSTRUCTIONS" (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

Exercise of Discretion

Pediment Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made. Assuming the presence of a quorum, because the Arrangement need only be approved by two-thirds of the votes cast, the failure to submit a proxy will not have any effect on the outcome of the Shareholder vote.

SUCH PEDIMENT SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of Pediment knows of no such amendment, variation or other matter which may be presented to the Meeting.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the Fairmont Royal York, 100 Front Street West, Toronto, Ontario, on Monday, January 24, 2011 at 10:00 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Meeting.

Record Date

Registered Shareholders at the close of business on the Record Date, being December 14, 2010, are entitled to receive notice of, to attend and to vote at, the Meeting.

Voting Securities and Principal Holders Thereof

As of December 14, 2010, there were 50,717,072 Pediment Shares issued and outstanding, which are its only outstanding voting securities. Each Pediment Share entitles the holder thereof to one vote per share on a ballot at the Meeting. **PEDIMENT HAS NO OTHER CLASSES OF VOTING SECURITIES ISSUED AND OUTSTANDING.**

Any Registered Shareholder at the close of business on the Record Date who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have his or her Pediment Shares voted at the Meeting.

To the knowledge of the directors and executive officers of Pediment, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Pediment Shares carrying 10% or more of the voting rights attached to all outstanding Pediment Shares.

Matters to be Considered at the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Pediment for use at the Meeting.

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, the full text of which is reproduced at Schedule A to this Information Circular. See the section of this Information Circular entitled "The Arrangement".

The Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement Resolution at the Meeting. See the section of this Information Circular entitled "The Arrangement – Background to the Arrangement". To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast thereon by the holders of Pediment Shares present in person or represented by proxy at the Meeting. In addition, the resolutions must be approved by a majority of the votes cast by Shareholders after excluding the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. **Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Pediment Shares represented by such form of proxy IN FAVOUR of the Arrangement Resolution.**

THE ARRANGEMENT

The Companies

Pediment

Pediment is a corporation existing under the BCBCA. Pediment's head office is located at Suite 680, 789 West Pender Street, Vancouver, British Columbia, Canada, V6C 1H2 and its Mexico office is located at Boulevard Progreso y Solidaridad 628, Plaza Puesta del Sol Local 12, Colonia Pilares, Hermosillo, Sonora, Mexico. Pediment's registered and records office is located at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3. Pediment is a reporting issuer in British Columbia, Alberta and Ontario and the Pediment Shares are currently listed and posted for trading on the TSX under the symbol "PEZ" and on the OTC Bulletin Board under the symbol "PEZGF". The Pediment Shares also trade in Europe on the Stuttgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange and XETRA Exchange. Pediment has the following subsidiaries: Compañía Minera Pitalla, S.A. de C.V., Pediment Exploration de México S. de R.L. de C.V., Minexson, S.A. de C.V., Megashear Mining-Exploration, S.A. de C.V. and Minera Sud California, S.A. de C.V.

Argonaut

Argonaut is a corporation existing under the OBCA. Argonaut's head office is located at 9604 Prototype Court, Reno, Nevada, USA, 89521 and its registered and records office is located at 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Ontario, Canada, M5K 0A1. Argonaut is a reporting issuer in British Columbia, Alberta and Ontario and the Argonaut Shares and the Argonaut warrants are currently listed and posted for trading on the TSX under the symbols "AR" and "AR.WT", respectively. See Schedule D of this Information Circular, "Information Concerning Argonaut Gold Inc.".

Completion of the Arrangement would create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow.

Overview of the Arrangement

Both the Board of Directors of Pediment and the board or directors of Argonaut have approved the Business Combination Agreement. The Business Combination Agreement provides that Argonaut will acquire all of the outstanding Pediment Shares subject to, among other things:

- the Shareholders approving the Arrangement Resolution in accordance with the BCBCA and the Interim Order;

- the Final Order being granted in form and substance satisfactory to Pediment and Argonaut; and

- the TSX having conditionally approved the listing of the Argonaut Shares to be issued pursuant to the Arrangement. Pursuant to the rules of the TSX, Argonaut is required to obtain the approval of its shareholders, by ordinary resolution, of the issuance of the Argonaut Shares to be issuable in connection with the Arrangement, including the Argonaut Shares issuable upon the exercise of the Pediment Options. Argonaut has scheduled a special meeting of its shareholders for 10:30 a.m. (Toronto time) on Monday, January 24, 2011, the same date as the Meeting.

Pursuant to the Arrangement, all outstanding Pediment Shares will be acquired by Argonaut and Pediment will become a wholly-owned subsidiary of Argonaut. As a result of the Arrangement, Shareholders (other than Dissenting Shareholders) will be entitled to receive 0.625 of an Argonaut Share for each Pediment Share held. After giving effect to the Arrangement and pursuant to the terms of the

Business Combination Agreement, each outstanding Pediment Option will be exercisable to acquire 0.625 of an Argonaut Share in lieu of a Pediment Share for the same consideration. See "The Arrangement – Description of the Arrangement".

Assuming that there are no Dissenting Shareholders and no Pediment Options are exercised during the period between December 14, 2010 and the Effective Date, approximately 31,698,170 Argonaut Shares (on a non-diluted basis) will be issued to the Shareholders pursuant to the Arrangement. As a result, there will be approximately 87,971,796 Argonaut Shares issued and outstanding immediately following completion of the Arrangement 115,834,648 on a fully-diluted basis). The 31,698,170 Argonaut Shares (on a non-diluted basis) held by former Shareholders immediately following completion of the Arrangement will represent approximately 36% of the then outstanding Argonaut Shares.

On completion of the Arrangement, the board of directors and the officers of the continuing entity will be comprised of the current board of directors and the officers of Argonaut and Peter Mordaunt, a director of Pediment, who will become a director of Argonaut.

Following completion of the Arrangement, the Pediment Shares will be delisted from the TSX. See the section of this Information Circular entitled "The Arrangement – Stock Exchange Listings and Status as a Reporting Issuer".

Background to the Arrangement

The provisions of the Business Combination Agreement are the culmination of arm's length negotiations among representatives of Pediment and Argonaut and their respective legal and financial advisers. The following is a summary of the main events leading to the execution of the Business Combination Agreement on October 18, 2010.

On July 7, 2010, Argonaut's financial advisor, GMP Securities L.P., approached Pediment to discuss the possibility of a business combination involving Pediment and Argonaut. Between July 15, 2010 and August 25, 2010, representatives of Pediment and Argonaut had numerous discussions. During this period, Pediment also contacted Canaccord Genuity Corp. to act as Pediment's financial advisor in connection with the possible transaction and had several conversations with Canaccord Genuity Corp. about the possible transaction.

Between August 30, 2010 and September 19, 2010, Pediment and Argonaut continued to discuss a possible transaction with the discussions becoming more focussed on the structure and terms of the transaction.

On September 19, 2010, Pediment and Argonaut entered into the Confidentiality Agreement. During the period between September 19, 2010 and October 15, 2010 Pediment and Argonaut exchanged confidential, non-public information regarding their respective businesses and site visits were conducted. During this period, Pediment and Argonaut settled on the form of transaction and negotiated definitive terms with the assistance of their respective legal and financial advisors.

On October 15, 2010, Pediment formally engaged Canaccord Genuity Corp. as its financial advisor regarding the proposed transaction. The Board of Directors also approved the existing financial advisor agreements with PI Financial Corp. and Axemen Resources Capital Ltd. and the proposed amendments thereto.

Also on October 15, 2010, the Board of Directors met to approve the Business Combination Agreement. At that meeting, the Board of Directors was provided with information with respect to Argonaut's assets and properties and its historical and current financial condition, business and operations. Pediment's financial advisor, Canaccord Genuity Corp., reported to the Board of Directors on its review of the Arrangement and Pediment's legal counsel, Bull, Housser & Tupper LLP, summarized the key terms of the Business Combination Agreement. The Board of Directors then approved the Business Combination Agreement, which was executed by Pediment and Argonaut on October 18, 2010.

Recommendation of the Board of Directors

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view, to the Shareholders and is in the best interests of Pediment. Accordingly, the Board of Directors recommends that the Shareholders vote in favour of the Arrangement Resolution. Gary Freeman, Peter Mordaunt and William Faust abstained from voting on the matter.

Reasons for the Arrangement

The following discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but summarizes the material factors considered by the Board of Directors.

The Board of Directors has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to Pediment and the Shareholders and are in the best interests of Pediment. Gary Freeman, Peter Mordaunt and William Faust abstained from voting on the matter. In arriving at their recommendation with respect to the Arrangement, the Board of Directors considered the following factors, among others:

- the Consideration represents a 50.7% premium to the closing price of Pediment Shares on the TSX on October 18, 2010, the trading day immediately prior to the announcement of the Arrangement, and a 40.4% premium based on the volume weighted average trading price of Pediment Shares and Argonaut Shares for the 20-day period ended October 18, 2010;

- the Argonaut Shares offered in connection with the Arrangement will provide Shareholders with the opportunity to participate as shareholders of a larger, more diversified company, which has:

  - gold production, which is expected to grow in excess of 150,000 oz per year by 2013;

  - over 3.3 million oz of measured and indicated gold resources;

  - a strong balance sheet and strong cash flow generating capabilities, which are expected to be sufficient to fund the construction of the San Antonio project;

  - a quality portfolio of exploration projects; and

  - an experienced management team and board of directors, including management with extensive construction and operational experience;

- the Fairness Opinion, which concluded that the Consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders;

- the view of the Board of Directors that the terms and conditions of the Business Combination Agreement, including the amount of the Termination Payment and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal, provided that Pediment complies with the terms of the Business Combination Agreement;

- the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by the Shareholders, and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the Pediment Securityholders;

- under the Arrangement, Registered Shareholders will have Dissent Rights; and

- information provided in respect of Argonaut with respect to its assets and properties and historical and current financial condition, business and operations.

The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See the sections of this Information Circular entitled "Forward-Looking Statements" and "Risk Factors" and Schedule D, "Information Concerning Argonaut Gold Inc. – Risk Factors". The Board of Directors realized that there are certain risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized. However, the Board of Directors believes that the positive factors outweigh these risks (although there can be no assurances in that regard) and that the Arrangement is in the best interests of Pediment, is fair to the Shareholders and that a combined entity will create the best prospects for long-term value for the Shareholders. The Board of Directors collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each board member considered were appropriate.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth in Schedule B to this Information Circular.

The Business Combination Agreement provides that the proposed business combination of Pediment and Argonaut will be achieved by way of a statutory plan of arrangement under which the following principal transactions will occur:

(a) each Pediment Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Argonaut, in consideration for a debt claim against Argonaut in an amount determined and payable in accordance with Article IV of the Plan of Arrangement, and the name of such holder will be removed from the central securities register as a holder of Pediment Shares, and Argonaut will be recorded as the registered holder of the Pediment Shares so transferred and will be deemed to be the legal and beneficial owner of such Pediment Shares free and clear of any liens, claims or encumbrances;

(b) each Pediment Share outstanding immediately prior to the Effective Time held by a Shareholder (other than Dissenting Shareholders), will be transferred by the holder thereof to Argonaut in exchange for the Consideration and Argonaut will be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c) in accordance with the Pediment Share Option Plan, including section 3.15 thereof, each holder of a Pediment Option outstanding immediately prior to the Effective Time will be entitled to receive (and will accept), upon the exercise of such holder's Pediment Options, for the same aggregate consideration therefor and in lieu of any Pediment Shares or other consideration, the number of Argonaut Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Shares to which such holder was theretofore entitled upon such exercise and each such Pediment Option will continue to be governed by and be subject to the terms of the Pediment Share Option Plan and any applicable agreement thereunder;

(d) each Pediment Share acquired by Argonaut pursuant to (a) and (b) above will be transferred to Acquireco in consideration of the issue by Acquireco to Argonaut of one common share of Acquireco for each Pediment Share so transferred; and

(e) Pediment and Acquireco will merge to form one corporate entity with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Pediment will not cease and Pediment will survive the merger;

all as set forth in, and subject to the terms of, the Plan of Arrangement.

The Arrangement will result in the Shareholders (other than Dissenting Shareholders) exchanging their Pediment Shares for Argonaut Shares and Pediment Optionholders becoming entitled to purchase 0.625 of an Argonaut Share in lieu of each Pediment Share to which the holder was theretofore entitled upon the exercise of such Pediment Options, and for the same aggregate consideration payable theretofore and until their original expiry dates.

No fractional Argonaut Shares will be issued in connection with the Arrangement. The number of Argonaut Shares to be issued to Shareholders shall be rounded up to the nearest whole Argonaut Share in the event that a Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of an Argonaut Share and shall be rounded down to the nearest whole Argonaut Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Pediment Share.

As at December 14, 2010, there were 50,717,072 Pediment Shares and 2,827,500 Pediment Options outstanding. At such date there were 56,273,626 Argonaut Shares outstanding. Assuming that there are no Dissenting Shareholders and no Pediment Options are exercised during the period between the date of this Information Circular and the Effective Date, approximately 31,698,170 Argonaut Shares will be issued to the Shareholders pursuant to the Arrangement. As a result, there will be approximately 87,971,796 Argonaut Shares issued and outstanding immediately following completion of the Arrangement 115,834,648 on a fully-diluted basis). The 31,698,170 Argonaut Shares held by former Shareholders immediately following completion of the Arrangement will represent approximately 36% of the then outstanding Argonaut Shares.

Lock-Up Agreements

Each Lock-Up Agreement sets forth, among other things, the terms and conditions upon which each Locked-Up Shareholder has agreed, among other things, to vote in favour of the Arrangement Resolution, all of the Pediment Shares currently owned or controlled by such Locked-Up Shareholder, except to the extent that the Locked-Up Shareholder is not entitled to vote its Pediment Shares pursuant to applicable corporate and securities laws, and to not support any other Acquisition Proposal. The following is a summary of the principal terms of the Lock-Up Agreements. This summary is qualified in its entirety by the full text of the Lock-Up Agreements, the form of which is attached as Schedule B to the Business Combination Agreement, which is available on SEDAR at www.sedar.com.

Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to vote, or cause to be voted, all of the Pediment Shares currently owned or controlled by such Locked-Up Shareholder, being an aggregate of 7,954,064 Pediment Shares, and all Pediment Shares issuable upon the exercise or conversion of any Pediment Options owned or controlled by such Locked-Up Shareholder being an aggregate of 2,317,500 Pediment Options.

Each Locked-Up Shareholder has covenanted and agreed that:

- except to the extent that the Locked-Up Shareholder is not entitled to vote its Locked-Up Shares pursuant to applicable corporate and securities laws (in which case such shares will not be voted), the Locked-Up Shareholder agrees with Argonaut that it will, on or before the tenth (10th) Business Day prior to the Meeting, duly complete and cause forms of proxy in respect of all of the Locked-Up Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in the Lock-Up Agreement; and

- from the date of the Lock-Up Agreement until the earlier of (i) the Effective Date and (ii) the termination of the Lock-Up Agreement in accordance with its provisions, except as permitted by the Locked-Up Agreement, the Locked-Up Shareholder will:

- o not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Locked-Up Shareholder or any of its subsidiaries (for the purposes of this section, "Representatives"), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Argonaut or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

- o immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

- o promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Argonaut, at first orally and then in writing, in the event it or its Representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal. The Locked-Up Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Argonaut may reasonably request;

- o not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Locked-Up Shares, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

- o not grant or agree to grant any proxy or other right to vote any Locked-Up Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Locked-Up Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and the Locked-Up Agreement;

- o not to take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Business Combination Agreement;

- o not vote or cause to be voted any Locked-Up Shares in respect of any proposed action by Pediment or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and the Locked-Up Agreement;

- o irrevocably waive to the fullest extent permitted by law any and all rights of the Locked-Up Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

- o in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Pediment, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Locked-Up Shares;

- o agree that any securities of Pediment purchased by the Locked-Up Shareholder in the market, by private agreement or otherwise, will be deemed to be subject to the terms of the Lock-Up Agreement as Locked-Up Shares; and

- o take all such steps as are necessary or advisable to ensure that at the Effective Time, its Locked-Up Shares will be held by the Locked-Up Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders' agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders' agreement, voting trust or other agreement affecting the Locked-Up Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any of the Locked-Up Shares.

Each Lock-Up Agreement will be terminated and be of no further force or effect upon the earliest of:

- the mutual agreement of Argonaut and the Locked-Up Shareholder;

- the termination of the Business Combination Agreement in accordance with its terms;

- written notice by the Locked-Up Shareholder if: (a) Argonaut has not complied in all material respects with its covenants to the Shareholders contained in the Lock-Up Agreement; (b) any of the representation and warranties of Argonaut under the Lock-Up Agreement are not true and correct in all material respects; or (c) if the direction of Pediment make a Change in Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal in accordance with the Business Combination Agreement (see the section of this Information Circular entitled "Business Combination Agreement), and seven business days will have elapsed from the date Argonaut received the notice of the determination and any additional documents it is entitled to and Argonaut has not exercised its right to match the Superior Proposal;

- the completion of the transactions contemplated by the Business Combination Agreement;

- the Effective Time; or

- the Completion Deadline.

Fairness Opinion

The Board of Directors retained Canaccord Genuity Corp. to address the fairness, from a financial point of view, of the Arrangement to the Shareholders. In connection with this mandate, Canaccord Genuity Corp. has prepared the Fairness Opinion. The Fairness Opinion states that, in the opinion of Canaccord Genuity Corp., as of November 4, 2010, the Consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained in it and should be read in its entirety. The Fairness Opinion is attached as Schedule H to this Information Circular.

Court Approvals of the Arrangement

Interim Order

On December 17, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule C to this Information Circular.

Final Order

Subject to the terms of the Business Combination Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, and the Board of Directors has not determined for any reason not to proceed with the Arrangement, Pediment will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for January 25, 2011, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting. Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a Response to Petition and delivering a copy of the filed Response to Petition, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Shareholder's or person's proposed submissions, to the solicitors for Pediment: Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention: Vince Aldridge on or before 4:00 p.m. (Vancouver time) on January 24, 2011, subject to other direction of the Court. A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Pediment Securityholders in the United States should note that the Argonaut Securities to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and will be issued in reliance upon the Section 3(a)(10) Exemption and in reliance on similar or other exemptions from registration under applicable Blue Sky Laws. The Court will be advised prior to the hearing of the application for the Final Order that the Court's determination that the Arrangement is fair to the Pediment Securityholders will form the basis for the Section 3(a)(10) Exemption and comparable exemptions under applicable Blue Sky Laws with respect to the Argonaut Securities to be distributed pursuant to the Arrangement.

Pediment has been advised by its counsel, Bull, Housser & Tupper LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Pediment or Argonaut may determine, acting reasonably, not to proceed with the Arrangement.

Procedure for Exchange of Pediment Shares

Upon completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Argonaut Shares as of the Effective Date and former Registered Shareholders will be entered into the register of holders of Argonaut Shares without further act or formality. The Letter of Transmittal contains instructions on how the Shareholders are to exchange their Pediment Share certificates for Argonaut Share certificates. Registered Shareholders (other than Dissenting Shareholders) should read and follow these instructions carefully. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Pediment Shares and all other required documents, will enable each registered Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Argonaut Shares received under the Arrangement.

Shareholders whose Pediment Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

Any use of the mail to transmit the share certificates and Letter of Transmittal is at the risk of the Shareholders. If such documents are mailed, it is recommended that registered mail, with return receipt requested and properly insured, be used.

Dissenting Shareholders who ultimately are not entitled to be paid the fair value of their Pediment Shares, or which have withdrawn their demand for the purchase of their Pediment Shares with the consent of Argonaut, unless otherwise ordered by the Court, will be entitled to receive Argonaut Shares on the basis of 0.625 of an Argonaut Share for every one Pediment Share held, pursuant to the Arrangement.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Pediment Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires on or before the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature and the right of the holder of such Pediment Shares to receive Argonaut Shares will be deemed to be surrendered to Argonaut together with all interest, dividends or distributions thereon held for such holder.

Timing

If the Meeting is held as scheduled and the other necessary conditions at that point in time are satisfied or waived, Pediment will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 25, 2011, the date on which Pediment intends to make its application for the Final Order, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting, in form and substance satisfactory to Pediment and Argonaut, and all other conditions set forth in the Business Combination Agreement are satisfied or waived, Pediment expects the Effective Date will be on or about January 26, 2011, and in any event, no later than the Completion Deadline. It is not possible, however, to state with certainty when the Effective Date will occur.

Pediment's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Stock Exchange Listings and Status as a Reporting Issuer

The Pediment Shares are currently listed and posted for trading on the TSX under the symbol "PEZ". The Argonaut Shares are currently listed and posted for trading on the TSX under the symbol "AR". The TSX has conditionally approved the listing of the Argonaut Shares to be issued or reserved under the Arrangement (including the Argonaut Shares which may be issued from time to time upon the exercise of the Pediment Options), subject to the customary requirements of the TSX. Following completion of the Arrangement, the Pediment Shares will be delisted from the TSX.

Following the Effective Date, it is also anticipated that an application will be made to the applicable securities regulatory authorities in Canada for an order deeming Pediment to no longer be a "reporting issuer" for the purposes of applicable securities legislation. As a result, Pediment will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board of Directors with respect to the Arrangement, Shareholders should be aware that certain members of Pediment's management and the Board of Directors have certain interests in connection with the Arrangement, including those referred to below and elsewhere in this Information Circular, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board of Directors is aware of these interests and considered these matters.

Executive Employment Agreements

Pursuant to executive employment agreements with each of Gary Freeman, Melvin Herdrick and Dayna Leigh (individually, an "**Executive**"), in the event there is a "change of control" of Pediment (which will occur if the Arrangement is completed) and the Executive's employment with Pediment is terminated by either Pediment or the Executive, the Executive will be entitled to a change of control payment. The change of control payment provides for compensation equivalent to 24 months base salary in the case of Mr. Freeman and 6 months in the case of Mr. Herdrick and Ms. Leigh. The aggregate payments under the executive employment agreements upon completion of the Arrangement will be $587,500. As a result of the severance payment to be made to Gary Freeman, who holds approximately 1,287,848 Pediment Shares, and Melvin Herdrick, who holds approximately 1,809,616 Pediment Shares, the Arrangement is considered to be a "business combination" under MI 61-101. See the section of this Information Circular entitled "Regulatory Matters – Canadian Securities Law Matters".

Restricted Share Units

On September 9, 2010, Pediment entered into consulting services agreements (the "**Consulting Agreements**") with two of its directors, Peter Mordaunt and William Faust (the "**Consultants**"), pursuant to which the Consultants provide Pediment with mining exploration and development technical and business advisory services in connection with the planned development of Pediment's San Antonio project located in Baja California Sur, Mexico. The Consulting Agreements are for a term of five years. Under the terms of the Consulting Agreements, Pediment agreed to pay to each of the Consultants: (i) cash consulting fees for any time during the currency of the Consulting Agreements during which services are rendered by the Consultants to Pediment; and, if and when Pediment institutes a Restricted Share Unit Plan (the "**RSU Plan**"), 300,000 restricted share units ("**RSUs**") to each Consultant entitling them each to acquire 300,000 Pediment Shares. One-half of the proposed RSUs would not vest unless and until Pediment receives an independently prepared bankable feasibility study supporting the development of a mine at its San Antonio project. The Consulting Agreements also provide that if Pediment does not grant RSUs to the Consultants or if the RSU Plan does not receive the required acceptances and approvals, then Pediment will make lump sum cash payments to the Consultants in an amount that equates to the market value of the securities that would have otherwise been issuable to the Consultants pursuant to the RSUs. The Board of Directors approved and adopted the RSU Plan on September 13, 2010, subject to acceptance by the TSX and disinterested Shareholder approval. As TSX acceptance and disinterested Shareholder approval will not be obtained prior to the Arrangement, the Consultants will be entitled to lump sum cash payments in an amount that equates to the volume weighted average price of the Pediment Shares for the five (5) trading days immediately preceding the Effective Date of the Arrangement multiplied by the number securities that would have otherwise been issuable to the Consultants pursuant to the RSUs (i.e. 300,000 Pediment Shares each). If the Effective Date was December 15, 2010, approximately $569,650 would be paid to each Consultant.

Interests of Experts

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or as having prepared or certified a report or valuation described or included in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Pediment or Argonaut or of an associate or affiliate of Pediment or Argonaut and no such person is or is expected to be elected, appointed or employed as a director, senior officer or employee of Pediment or of Argonaut or of an associate or affiliate of Pediment or Argonaut and no such person is a promoter of Pediment or Argonaut or an associate or affiliate of Pediment or Argonaut.

In particular, certain legal matters relating to the Arrangement have been passed upon by Bull, Housser & Tupper LLP and by Dorsey & Whitney LLP with respect to matters arising under U.S. securities laws on behalf of Pediment, and by Fraser Milner Casgrain LLP and Greenberg Traurig LLP with respect to matters arising under U.S. securities laws on behalf of Argonaut. Certain Canadian tax matters relating to the Arrangement have been passed upon by Bull, Housser & Tupper LLP and certain United States tax matters relating to the Arrangement have been passed upon by Dorsey & Whitney LLP. As at the date hereof, none of the partners and associates of each of Bull, Housser & Tupper LLP, Dorsey & Whitney LLP, Fraser Milner Casgrain LLP and Greenberg Traurig LLP own, directly or indirectly, any of the Pediment Shares or the Argonaut Shares.

Smythe Ratcliffe LLP is the auditor of Pediment and have advised that they are independent of Pediment in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

PricewaterhouseCoopers LLP is the auditor of Argonaut and have advised that they are independent of Argonaut in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

McGovern, Hurley, Cunningham, LLP was the auditor of Castle Gold Corp. and have advised that they were independent of Castle Gold Corp. within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

BUSINESS COMBINATION AGREEMENT

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Plan of Arrangement, among other things, Argonaut will acquire all of the Pediment Shares and Pediment will become a wholly-owned subsidiary of Argonaut. The Business Combination Agreement and Plan of Arrangement provide that Argonaut will acquire each outstanding Pediment Share (other than those held by Argonaut or by Shareholders who properly exercise their dissent rights) in exchange for the Consideration.

The Plan of Arrangement, which is deemed part of the Business Combination Agreement, provides that at the Effective Time, a series of events will occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement.

Conditions

Mutual Conditions Precedent

The obligations of Argonaut and Pediment to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Argonaut and Pediment:

- approval by the Shareholders of the Arrangement Resolution will have been obtained at the Meeting in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

- the Final Order will have been granted in form and substance satisfactory to Pediment and Argonaut, acting reasonably, and will not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

- there will not be in force any Law, ruling, order or decree, and there will not have been any action taken under any law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Business Combination Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Pediment or Argonaut;

- (A) the TSX will have conditionally approved the listing thereon, subject to official notice of issuance, of the Argonaut Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (B) the TSX will have, if required, accepted notice for filing of all transactions of Pediment contemplated in the Business Combination Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

- (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Pediment Disclosure Letter or the Argonaut Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Pediment or Argonaut or materially impede the completion of the Arrangement, will have been obtained or received on terms that are reasonably satisfactory to Pediment or Argonaut;

- the Argonaut Securities to be issued in the United States pursuant to the Arrangement will be exempt from registration requirements of the 1933 Act or other applicable exemption from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption and the Argonaut Common Shares to be distributed in the United States pursuant to the Arrangement will not be subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 under the 1933 Act); and

- the Business Combination Agreement will not have been terminated. See the section of this Information Circular entitled "The Business Combination Agreement – Termination".

Additional Conditions Precedent to the Obligations of Argonaut

The obligation of Argonaut to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Argonaut and may be waived by Argonaut):

- the representations and warranties made by Pediment in the Business Combination Agreement that are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and all other representations and warranties made by Pediment in the Business Combination Agreement that are not so qualified will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Argonaut, have a Material Adverse Effect on Pediment, and Pediment will have provided to Argonaut a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Pediment under the Business Combination Agreement will be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Pediment Disclosure Letter, or provided for or stated to be exceptions under the Business Combination Agreement;

- from the date of the Business Combination Agreement to the Effective Date, there will not have occurred, and neither Pediment nor any Pediment Subsidiary will have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Pediment;

- Pediment will have complied in all material respects with its covenants in the Business Combination Agreement and Pediment will have provided to Argonaut a certificate of two officers thereof certifying that, as of the Effective Date, Pediment has so complied with its covenants in the Business Combination Agreement;

- Shareholders holding no more than 10% of the outstanding Pediment Shares will have exercised their Dissent Rights (and not withdrawn such exercise) and Argonaut will have received a certificate dated the day immediately preceding the Effective Date of two officers of Pediment to such effect;

- none of the Locked-Up Shareholders will have breached, in any material respect, any of the representations, warranties and covenants in the Lock-Up Agreement;

- the directors of Pediment and its Subsidiaries will have adopted all necessary resolutions and all other necessary corporate action will have been taken by Pediment and the Pediment Subsidiaries to permit the consummation of the Arrangement; and

- the directors of Pediment will not have effected a Change in Recommendation.

Additional Conditions Precedent to the Obligations of Pediment

The obligation of Pediment to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Pediment and may be waived by Pediment):

- the representations and warranties made by Argonaut in the Business Combination Agreement that are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and all other representations and warranties made by Argonaut in the Business Combination Agreement will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Pediment, have a Material Adverse Effect on Argonaut, and Argonaut will have provided to Pediment a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Argonaut under the Business Combination Agreement will be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Argonaut Disclosure Letter, or provided for or stated to be exceptions under the Business Combination Agreement;

- from the date of the Business Combination Agreement to the Effective Date, there will not have occurred, and Argonaut will not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Argonaut;

- Argonaut will have complied in all material respects with its covenants in the Business Combination Agreement and Argonaut will have provided to Pediment a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein; and

- the directors of Argonaut will have adopted all necessary resolutions and all other necessary corporate action will have been taken by Argonaut to permit the consummation of the Arrangement.

Representations and Warranties

The Business Combination Agreement contains a number of customary representations and warranties of Pediment and Argonaut relating to, among other things, organization; capitalization; and the corporate authorization and enforceability of, and board approval of, the Business Combination Agreement and the Arrangement. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including, accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since December 31, 2009; absence of any undisclosed litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employment matters; pension matters; tax matters; compliance with laws; insurance; environmental matters; mineral resources; interest in mineral rights; restrictions on business activities; stock exchange compliance; no expropriation; no conflict; reporting issuer status; brokers; operational matters; non-arm's length transactions; books and records; and reports.

Covenants

Conduct of the Business of Pediment

Other than in contemplation of or as required to give effect to the transactions contemplated by the Business Combination Agreement and except as set forth therein, Pediment agreed to, and to cause its Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

Other Covenants

Each of Pediment and Argonaut also agreed in the Business Combination Agreement to make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated in the Business Combination Agreement and to take all reasonable action necessary to be in compliance with such Laws.

Covenants Regarding Non-Solicitation

The Business Combination Agreement contains certain "non-solicitation" provisions pursuant to which Pediment has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

- make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Pediment or a Pediment Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

- participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

- remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until seven (7) Business Days following formal commencement of such Acquisition Proposal will not be considered a violation of the covenants regarding non-solicitation contained in the Business Combination Agreement;

- make, or propose publicly to make a Pediment Change in Recommendation;

- accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

- make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Pediment to approve the transactions contemplated by the Business Combination Agreement,

provided, however, that, notwithstanding the covenants regarding non-solicitation set out above and in accordance with the provisions of the Business Combination Agreement relating to notice of a Superior Proposal determination and termination and corporate fees as described in further detail below, any officer, employee, representative, agent or advisor of Pediment may, prior to the approval of the Arrangement by Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Pediment may make a Pediment Change in Recommendation in respect of a Superior Proposal, or approve or recommend to the Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the Business Combination Agreement relating to notice of a superior proposal determination and termination fees, as described below, but in each case only if the Acquisition Proposal did not result from a breach of the non-solicitation covenants contained in the Business Combination Agreement by Pediment and if the directors of Pediment determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

Pediment will, and will cause the officers, directors, employees, consultants, representatives and agents of Pediment and its subsidiaries to, immediately terminate and cease any discussions or negotiations on behalf of Pediment with any parties (other than Argonaut) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Pediment agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Pediment further agrees not to release any third party from any standstill agreement or provision to which such third party is a party and to take all required action to enforce such standstill agreements. Pediment will immediately request the return or destruction of all information provided to any third party that, at any time since January 1, 2009, has entered into a confidentiality agreement with Pediment to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured.

Promptly and, in any event, within 24 hours of the receipt by any director or officer of Pediment of any Acquisition Proposal, or any amendment to an Acquisition Proposal, or any request for non-public information relating to Pediment or a Pediment Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of Pediment or the Pediment subsidiary by any person that informs Pediment or any Pediment Subsidiary that it is considering making, or has made, an Acquisition Proposal, Pediment will notify Argonaut thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice will include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Argonaut may reasonably request.

If Pediment receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Argonaut), and the directors of Pediment determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal then, provided that Pediment has complied with section 6.01(c) of the Business Combination Agreement, and only in such case, the directors of Pediment may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Pediment or the Pediment Subsidiary (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Pediment; provided, however, that Pediment sends a copy of any such confidentiality agreement to Argonaut immediately upon the execution thereof and Argonaut is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Argonaut and Argonaut is immediately provided with access to similar information.

Pediment will ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Pediment are aware of the non-solicitation covenants, and Pediment will be responsible for any breach of the non-solicitation covenants by its financial advisors or other advisors or representatives.

Notice of Superior Proposal Determination

Pediment and the directors of Pediment will not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Argonaut such recommendation (a "**Change in Recommendation**") except as expressly permitted by sections 6.01 and 6.02 of the Business Combination Agreement or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated as described above) unless: (i) Pediment has complied with its obligations under the non-solicitation covenants and the other provisions notice of a superior proposal determination and the termination fee; (ii) it has provided Argonaut with the information about such Acquisition Proposal as required under the non-solicitation covenants; (iii) the directors of Pediment have determined the Acquisition Proposal would be a Superior Proposal as described in the Business Combination Agreement; and (iv) seven (7) Business Days will have elapsed from the later of the date Argonaut received notice of the determination of the directors of Pediment to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Argonaut received the documents required to be provided by Pediment under the non-solicitation covenants of the Business Combination Agreement.

During the seven (7) Business Days, Argonaut will have the opportunity, but not the obligation, to offer in writing to amend the terms of the Business Combination Agreement and the Arrangement. The directors of Pediment will review any offer by Argonaut to amend the terms of the Business Combination Agreement and the Arrangement in order to determine in good faith, at the end of the seven (7) Business Days, whether the offer of Argonaut upon acceptance by Pediment would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Pediment so determine, Pediment will enter into an amended agreement with Argonaut reflecting the amended proposal of Argonaut and will promptly reaffirm its recommendation of the Arrangement as amended.

Pediment acknowledges and agrees that each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of the approval period requirement under the Business Combination Agreement and will initiate an additional seven (7) Business Day period. If the Pediment Circular has been sent to Shareholders prior to the expiry of the seven (7) Business Day period and, during such period, Argonaut requests in writing that the Pediment Meeting proceed, unless otherwise ordered by the Court, Pediment will continue to take all reasonable steps necessary to hold the Pediment Meeting and to cause the Arrangement to be voted on at the Pediment Meeting.

Where at any time before the Pediment Meeting, Pediment has provided Argonaut with a notice, an Acquisition Proposal has been publicly disclosed or announced, and the seven (7) Business Day period has not elapsed, then, subject to applicable Laws, at Argonaut's request, Pediment will postpone or adjourn the Pediment Meeting at the Pediment Meeting (but not beforehand without Argonaut's consent) to a date acceptable to Argonaut, acting reasonably, which will not be later than seven (7) days after the scheduled date of the Pediment Meeting and will, in the event that Argonaut and Pediment amend the terms of the Business Combination Agreement pursuant, ensure that the details of such amended Agreement are communicated to the Shareholders prior to the resumption of the adjourned Pediment Meeting.

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Date:

- by the mutual written consent, duly authorized by the board of directors of each of Argonaut or Pediment;

- if any of the conditions, as set out "the Business Combination Agreement – Conditions" above, for the benefit of the terminating party is not satisfied or waived in accordance with those conditions;

- by Argonaut if an Acquisition Proposal in respect of Pediment has been made or proposed and the directors of Pediment: (i) will have made a Pediment Change in Recommendation, or (ii) except as permitted under the covenants regarding non-solicitation set out above, will have failed, after being requested by Argonaut in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated in the Business Combination Agreement as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Argonaut, or (iii) will have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the description set out above in "Business Combination Agreement – Covenants Regarding Non-Solicitation)) in respect of any Acquisition Proposal;

- by Argonaut or by Pediment if the approval of the Arrangement Resolution by Shareholders will not have been obtained at the Meeting;

- by either Argonaut or Pediment if the Arrangement will not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Pediment (Argonaut and Pediment acknowledging that Pediment is not at fault in the event that the Meeting has not been held due to an order of a Governmental Entity), then Pediment will not be entitled to terminate the Business Combination Agreement;

- by Argonaut if the Board of Directors will have made a Pediment Change in Recommendation; or

- by Pediment if Pediment proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the covenants regarding non-solicitation and the notice of superior proposal determination, as described above, provided that Pediment has paid the Termination Payment to Argonaut;

provided that any termination by a party hereto in accordance with the paragraphs above will be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

Termination and Expense Fees

In the event that:

- the Business Combination Agreement is terminated by Argonaut because Pediment has entered in an agreement in respect of any Acquisition Proposal or if the Board of Directors have made a Pediment Change in Recommendation;

- the Business Combination Agreement is terminated by Argonaut due to Pediment having breached its obligations under the covenants regarding non-solicitation or notice of a superior offer determination in a material respect;

- the Business Combination Agreement is terminated by Argonaut due to the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Pediment failing to submit the Arrangement for approval to the Shareholders, in accordance with the terms of Business Combination Agreement, on or prior to the date that is five (5) Business Days prior to the Completion Deadline or Pediment has breached its obligations under the mutual covenants of the Business Combination Agreement described above;

- an Acquisition Proposal will have been made to Pediment and made known to Shareholders generally or will have been made directly to Shareholders generally or any person will have publicly announced an intention to make an Acquisition Proposal in respect of Pediment and such Pending Acquisition Proposal or announced intention will not have been publicly withdrawn prior to the Meeting and, thereafter, the Shareholders do not approve the Arrangement at the Meeting, the Business Combination Agreement is terminated by either Argonaut or Pediment due to the fact that either the Shareholder Approval has not been obtained or the Arrangement has not been completed by the Completion Deadline because the Meeting has not be held due to the fault of Pediment and Pediment completes an Acquisition Proposal within six months following the termination of the Business Combination Agreement;

- the Board of Directors will have made a Change in Recommendation in respect of a Pending Acquisition Proposal and, thereafter, the Shareholders do not approve the Arrangement at the Meeting and the Business Combination Agreement is terminated by either Pediment or Argonaut; or

- the Business Combination Agreement is terminated by Pediment because Pediment proposes to enter into a definitive agreement with respect to a Superior Proposal (in compliance with the covenants regarding non-solicitation and the notice of Superior Proposal determination),

then Pediment will pay to Argonaut in the circumstances set forth in the first, second, third or fifth event above, at the time of the termination of the Business Combination Agreement or within 10 days of such termination, and, in the fourth circumstance set out above, within five (5) days following the completion of such Acquisition Proposal, as consideration for Argonaut's disposition of rights under the Business Combination Agreement, an amount in cash equal to the Termination Payment, being $4.8 million, in immediately available funds. Pediment will not be obligated to make more than one payment of the Termination Payment.

In the event that the Argonaut Shareholder approval has not been obtained prior to January 27, 2011 and the Business Combination Agreement has not been terminated prior to such time by Argonaut pursuant to the Business Combination Agreement as set out above, Pediment may terminate the Business Combination Agreement by notice in writing to Argonaut. Within five (5) days following receipt of such notice of termination, as consideration for Pediment's expenses in connection with the Business Combination Agreement and the Arrangement, an amount in cash equal to $1 million in immediately available funds will be payable to Pediment.

RIGHT OF DISSENT

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA. However, as contemplated in the Plan of Arrangement, Pediment and Argonaut have granted to the Shareholders who object to the Arrangement Resolution the right of dissent.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article IV of the Plan of Arrangement. The Interim Order, which is attached as Schedule C to this Information Circular, provides the Shareholders with the right to dissent on substantially the same terms and conditions as set out in Sections 237 to 247 of the BCBCA which are attached as Schedule E to this Information Circular. Sections 237 to 247 of the BCBCA are qualified as set out in this Information Circular and the Interim Order.

In general, any Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA (as modified by this Information Circular and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Argonaut the fair value of the Pediment Shares held by such Dissenting Shareholder determined as of the close of business on the day before the passing of the Arrangement Resolution.

A Dissenting Shareholder will, on the Effective Date, and notwithstanding any provision of Sections 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholder's Pediment Shares to Pediment and will cease to have any rights as a holder of Pediment Shares except for the entitlement to be paid fair value for such Pediment Shares in accordance with the Dissent Procedures. In no event will Pediment or Argonaut be required to recognize a Dissenting Shareholder as a Shareholder after the Effective Date. In addition, in accordance with the restrictions set forth in Sections 237 to 247 of the BCBCA, no Shareholder who has voted in favour of the Arrangement Resolution will be entitled to dissent.

A Dissenting Shareholder who, for any reason, does not properly fulfil each of the Dissent Procedures in accordance with the requirements set out herein, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder's Pediment Shares will be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-Dissenting Shareholder.

The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Shareholder who wishes to exercise the right of dissent may not vote in favour of the Arrangement.

A Shareholder who wishes to dissent must deliver written notice of dissent to Pediment at its registered and records office, P.O. Box 11130, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3, Attention: David Hunter, not later than 4:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned.

A Dissenting Shareholder must dissent with respect to all Pediment Shares in which the holder owns a beneficial interest. The written notice of dissent must set out the number of Pediment Shares in respect of which the notice of dissent is to be sent and:

(a)   if such Pediment Shares constitute all of the Pediment Shares of which the Shareholder is the registered and beneficial holder, a statement to that effect;

(b)   if such Pediment Shares constitute all of the Pediment Shares of which the Shareholder is the registered and beneficial holder but if the Shareholder owns additional Pediment Shares beneficially, a statement to that effect and the names of the registered holders, the number of Pediment Shares held by such registered holders and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)   if the dissent right is being exercised by a Registered Shareholder who is not the beneficial holder of such Pediment Shares, a statement to that effect and the name of the beneficial holder and a statement that the Registered Shareholder is dissenting with respect to all Pediment Shares of the beneficial holder registered in such Registered Shareholder's name.

If the Arrangement Resolution is passed at the Meeting, Pediment must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a "**Notice of Intention**") stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Business Combination Agreement, Pediment intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with the exercise of its right of dissent, it must deliver to Pediment, within 14 days of the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificates representing the Pediment Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from its dissent without the prior expressed consent of Argonaut and, at the Effective Time, all of its Pediment Shares will be cancelled. Pediment will pay to each Dissenting Shareholder the amount agreed between Pediment and the Dissenting Shareholder for the Pediment Shares. Either Pediment or a Dissenting Shareholder may apply to the Court if no agreement on the terms of the sale of Pediment Shares has been reached, and the Court may:

(a) determine the fair value that the Pediment Shares had immediately before the passing of the Arrangement Resolution, less any broker or administrative costs and excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Registrar, or a referee of the Court;

(b) join in the application each other Dissenting Shareholder not having reached an agreement for the sale of the Pediment Shares to Argonaut; and

(c) make consequential orders and give directions it considers appropriate.

In no case will Argonaut, Pediment or any other Person be required to recognize Dissenting Shareholders as holders of Pediment Shares at and after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the list of Shareholders as of the Effective Time.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Pediment Shares, and such Pediment Shares will not be deemed to be cancelled.

The Business Combination Agreement provides that it is a condition in favour of Argonaut that holders of not more than 10% of the issued and outstanding Pediment Shares will have exercised rights of dissent in relation to the Arrangement.

The discussion above is only a summary of the Dissent Procedures which are technical and complex. A Shareholder who intends to exercise its dissent right should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order. Persons who are beneficial owners of Pediment Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any Shareholder wishing to avail himself or herself of the dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and this Information Circular may prejudice the availability of such dissent rights. Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

TAX MATTERS

Certain Canadian Federal Income Tax Considerations

In the opinion of Bull, Housser & Tupper LLP, legal advisors to Pediment, the following fairly summarizes the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders and Pediment Optionholders.

This summary is not applicable to (i) a Shareholder or Pediment Optionholder that is a "financial institution" or a "specified financial institution" as defined in the Tax Act; (ii) a Shareholder or Pediment Optionholder that has an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iii) a Shareholder or Pediment Optionholder that is a Tax Exempt Shareholder; (iv) Shareholders or Pediment Optionholders that do not hold their Pediment Shares or Pediment Options, or will not hold their Argonaut Shares, as capital property; (v) Shareholders or Pediment Optionholders that do not at all material times deal at arm's length with, or are affiliated with, Pediment or Argonaut for purposes of the Tax Act; or (vi) Shareholders or Pediment Optionholders to whom the "functional currency" reporting rules apply.

Generally, the Pediment Shares, Argonaut Shares and Pediment Options will be capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain Shareholders resident in Canada whose Pediment Shares and Argonaut Shares might not otherwise qualify as capital property might be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares treated as capital property.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Bull, Housser & Tupper LLP's understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the "**CRA**"). There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the disposition of Pediment Shares or Pediment Options pursuant to the Arrangement or the holding and disposition of Argonaut Shares, and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative practices and assessing policies of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only, is not exhaustive of all possible tax considerations applicable to the Arrangement or the holding and disposition of Argonaut Shares, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder or Pediment Optionholder. Consequently, Shareholders and Pediment Optionholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement and of holding or disposing of Argonaut Shares having regard to their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Shareholder or Pediment Optionholder that, at all relevant times, is resident or is deemed to be resident in Canada for purposes of the Tax Act (a "**Resident Shareholder**").

Disposition of Pediment Shares Under the Arrangement

Pursuant to section 85.1 of the Tax Act, the disposition of Pediment Shares pursuant to the Arrangement will not result in a Resident Shareholder realizing a capital gain (or a capital loss) provided that: (i) the Resident Shareholder holds the Pediment Shares as capital property; (ii) the Resident Shareholder does not, in the Resident Shareholder's return of income for the taxation year in which the exchange occurred, include in computing the Resident Shareholder's income for that year any portion of the gain or loss, otherwise determined, from the disposition of the Pediment Shares; (iii) the Resident Shareholder is at arm's length with Argonaut immediately before the exchange; (iv) immediately after the exchange the Resident Shareholder, or persons with whom the Resident Shareholder does not deal at arm's length, or the Resident Shareholder together with persons with whom the Resident Shareholder does not deal at arm's length, will not control Argonaut or beneficially own shares of the capital stock of Argonaut having a fair market value of more than 50% of the fair market value of all of the outstanding shares of the capital stock of Argonaut; (v) the Resident Shareholder and Argonaut do not file an election under section 85(1) or (2) of the Tax Act with respect to the Pediment Shares (Argonaut does not intend to file such an election); and (vi) the Shareholder does not receive consideration for the Shareholder's Pediment Shares other than shares of Argonaut.

Under section 85.1, the Resident Shareholder's proceeds of disposition will be equal to the Resident Shareholder's adjusted cost base of the Pediment Shares at the time of the exchange, such that the Shareholder will not recognize a capital gain (or capital loss) on the disposition. The Shareholder's cost of the Argonaut Shares received by the Shareholder on the exchange will equal the adjusted cost base of the Pediment Shares that the Shareholder has exchanged, and such cost will be averaged with the adjusted cost base of any other Argonaut Shares held by the Shareholder as capital property for the purposes of determining the adjusted cost base of each Argonaut Share held by the Shareholder.

Otherwise, a Shareholder who exchanges Pediment Shares for Argonaut Shares will be considered to have disposed of the Pediment Shares for proceeds of disposition equal to the fair market value, as at the time of the exchange, of any Argonaut Shares received by the Shareholder on the exchange. As a result, the Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Pediment Shares to the Shareholder. In such circumstances, the cost to a Shareholder of the Argonaut Shares so received will be equal to their fair market value as of the Effective Date, and such cost will be averaged with the cost of any other Argonaut Shares held by the Shareholder as capital property for the purposes of determining the adjusted cost base of each Argonaut Share held by the Shareholder.

Pediment Options Received In Respect of Employment

Persons who hold Pediment Options received in respect of their employment by Pediment or a corporation which does not deal at arm's length with Pediment and who, after giving effect to the Arrangement and pursuant to the terms of the Business Combination Agreement, will be entitled to purchase 0.625 of an Argonaut Share in lieu of each Pediment Share to which the holder was theretofore entitled upon the exercise of such Pediment Options and for the same aggregate consideration payable theretofore ("**Replacement Options**") may be deemed to receive an employment benefit as a result of that exchange if at the time of the Arrangement the fair market value of the Replacement Options immediately after the Arrangement less their exercise price (the "**Replacement Option In-The-Money Amount**") exceeds the fair market value of the Pediment Options immediately before the Arrangement less their exercise price (the "**Pediment Option In-The-Money Amount**"). In those circumstances, the difference between the fair market value of the Replacement Options and the amount paid to acquire Pediment Options would be included in employment income of the particular Pediment Optionholder. If the Pediment Option In-The-Money Amount and the Replacement Option In-The-Money Amount are equivalent, as is intended to be the case pursuant to the Arrangement, the Replacement Options received on the Arrangement will be deemed to be the same as and a continuation of the Pediment Options for tax purposes.

Other Pediment Options

A person who holds Pediment Options received other than in respect of his or her employment by Pediment or a corporation which does not deal at arm's length with Pediment will be deemed to have disposed of his Pediment Options for proceeds equal to the fair market value of the Replacement Options received in exchange. As a result, the Pediment Optionholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Pediment Options or to the Pediment Optionholder. In such circumstances, the cost to the Pediment Optionholder of the Replacement Options so received will be equal to their fair market value as of the Effective Date.

Taxation of Dividends on Argonaut Shares

Dividends received or deemed to be received on the Argonaut Shares by a Resident Shareholder who is an individual will be included in computing the Resident Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, and may, in the appropriate circumstances, be subject to the enhanced gross-up and dividend tax credits as eligible dividends.

Dividends received or deemed to be received on the Argonaut Shares by a Resident Shareholder that is a corporation will be included in computing the corporation's income and will normally be deductible in computing its taxable income.

A Resident Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33-1/3% on dividends received or deemed to be received on the Argonaut Shares to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income.

Subsequent Disposition of Argonaut Shares

A subsequent disposition or deemed disposition of an Argonaut Share by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Shareholder of the Argonaut Share.

Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Resident Shareholder in a taxation year must be included in income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Resident Shareholder in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual (including most trusts) may affect the Shareholder's liability for alternative minimum tax under the Tax Act.

If the Resident Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the exchange of the Pediment Shares may be reduced by the amount of certain dividends previously received (or deemed to have been received) in accordance with detailed provisions of the Tax Act in that regard. Such Resident Shareholders should consult their tax advisors for specific information regarding the application of these provisions.

Eligibility of Argonaut Shares for Investment

Argonaut Shares will be a "qualified investment" under the Tax Act for any trust governed by a registered retirement savings plan, registered education savings plan, registered retirement income fund, deferred profit sharing plan, registered disability savings plan or tax-free savings account ("**TFSA**"), at any time when the Argonaut Shares are listed on a designated stock exchange (which currently includes the TSX).

The holder of a TFSA will be subject to a penalty tax if the Argonaut Shares held by the TFSA are a "prohibited investment" for the TFSA. The TFSA's Argonaut Shares generally will not be a "prohibited investment" unless the holder of the TFSA does not deal at arm's length with Argonaut for the purposes of the Tax Act, or the holder has a "significant interest" (within the meaning of the Tax Act) in Argonaut or a corporation, partnership or trust with which Argonaut does not deal at arm's length. Generally, the holder of the TFSA will not have a significant interest in Argonaut unless the holder, or one or more persons with whom the holder does not deal at arm's length, alone or in any combination directly or indirectly own 10% or more of all issued Argonaut Shares. Every person who intends to hold Argonaut Shares in that his or her TFSA should consult his or her own tax advisers as to whether the Argonaut Shares may constitute a "prohibited investment" if held in his or her TFSA.

Non-Residents of Canada

This portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act, at all relevant times is not resident in Canada and is not or will not be deemed to be resident in Canada, does not use or hold, and is not and will not be deemed to use or hold, Pediment Shares or Argonaut Shares in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Shareholder**").

Disposition of Pediment Shares Under the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange of Pediment Shares for Argonaut Shares under the Arrangement unless such shares constitute "taxable Canadian property" for purposes of the Tax Act and the Non-Resident Shareholder is not afforded relief under an applicable income tax treaty.

Pediment Shares will not normally constitute taxable Canadian property at a particular time provided that: (i) the Pediment Shares are listed on a designated stock exchange (which currently includes the TSX) at that time, (ii) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the issued shares of any class of Pediment, and (iii) at no time during the 60 month period immediately preceding the disposition, 50% or less of the fair market value of the Pediment shares was derived directly or indirectly from any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options or interests in respect of those properties (whether or not such property exists). Pediment Shares might also constitute or be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act

In the event that a Non-Resident Shareholder's Pediment Shares constitute or are deemed to constitute taxable Canadian property, the disposition thereof will generally not give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada" with reference to section 85.1. If the disposition of the Pediment Shares by the Non-Resident Shareholder does not qualify for section 85.1, then the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". Any such capital gain might be exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder resides. A Non-Resident

Shareholder is required to file an income tax return if such Non-Resident Shareholder disposes of any taxable Canadian property whether or not such disposition results in a capital gain or other income taxable in Canada.

Taxation of Dividends on Argonaut Shares

Dividends paid or credited, or deemed to be paid or credited, by Argonaut to a Non-Resident Shareholder will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend subject to reduction of such rate under an applicable income tax convention between Canada and the country of residence of the Non-Resident Shareholder.

Subsequent Disposition of Argonaut Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Argonaut Shares unless such shares constitute "taxable Canadian property" for purposes of the Tax Act and the Non-Resident Shareholder is not afforded relief under an applicable income tax treaty.

Argonaut Shares will not normally constitute taxable Canadian property at a particular time provided that: (i) the Argonaut Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (ii) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the issued shares of any class of Argonaut, and (iii) at no time during the 60 month period immediately preceding the disposition, 50% or less of the fair market value of the Argonaut shares was derived directly or indirectly from any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options or interests in respect of those properties (whether or not such property exists). Argonaut Shares might also constitute or be deemed to constitute taxable Canadian property in certain other circumstances under the Tax Act. For example, if the Pediment Shares were taxable Canadian property to the Shareholder at the time of the exchange, then the Argonaut Shares are also taxable Canadian property.

In the event that a Non-Resident Shareholder's Argonaut Shares constitute or are deemed to constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". Any such capital gain may be exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder resides. A Non-Resident Shareholder is required to file an income tax return if such Non-Resident Shareholder disposes of any taxable Canadian property whether or not such disposition results in a capital gain or other income taxable in Canada.

Pediment Optionholders who are not resident in Canada for the purposes of the Tax Act should consult their own tax advisors having regards to their own particular circumstances.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders

Both Resident Shareholders and Non-Resident Shareholders are permitted to dissent from the Arrangement. The exercise in dissent rights will result in a disposition of the Pediment shares by the dissenting Shareholder for cash from Argonaut. The dissenting Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (i.e., the cash payment received by the dissenting Shareholder from Argonaut), net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Shareholder of the Pediment

Shares. As well, any court-ordered interest payable to a dissenting Non-Resident Shareholder may be subject to Canadian withholding tax, if the dissenting Non-Resident Shareholder and Argonaut do not deal with each other at arm's length. Where withholding tax applies to the payment of interest, the default rate on interest is 25%, but that rate may be reduced by any applicable treaty between Canada and the dissenting Non-Resident Shareholder's country of residence. A dissenting Non-Resident Shareholder should not otherwise be subject to any tax under the Tax Act unless such Pediment Shares constitute taxable Canadian property at the time of their disposition and no relief is available under an applicable income tax treaty. See "Non-Residents of Canada" above. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right to dissent. **Dissenting Shareholders should contact their own tax advisors having regard to their own particular circumstances.**

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE RELIED ON AS LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR SHAREHOLDER. BECAUSE THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, ALL SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Argonaut Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Argonaut Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Pediment Shares or Argonaut Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Pediment Shares and Argonaut Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "**IRS**") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership, and disposition of Argonaut Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "**Canada-U.S. Tax Convention**"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "**U.S. Holder**" means a beneficial owner of Pediment Shares participating in the Arrangement (or after the Arrangement, Argonaut Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

- an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "**non-U.S. Holder**" is a beneficial owner of Pediment Shares participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership, and disposition of Argonaut Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Argonaut Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

- any conversion into Pediment Shares or Argonaut Shares of any notes, debentures or other debt instruments;

- any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Pediment Shares or Argonaut Shares, including the Pediment Options; and

- any transaction, other than the Arrangement, in which Pediment Shares or Argonaut Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Pediment Shares (or after the Arrangement, Argonaut Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Pediment Shares (or after the Arrangement, Argonaut Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Pediment Shares (or after the Arrangement, Argonaut Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and, (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Pediment Shares (or after the Arrangement, Argonaut Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Pediment Shares (or after the Arrangement, Argonaut Shares) in connection with carrying on a business in Canada; (d) persons whose Pediment Shares (or after the Arrangement, Argonaut Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Argonaut Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Pediment Shares (or after the Arrangement, Argonaut Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Argonaut Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Argonaut Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Plan of Arrangement: (a) the U.S. Holders will exchange Pediment Shares and receive Argonaut Shares (the "**Exchange**"); and (b) Argonaut will then contribute the Pediment Shares to Acquireco and Acquireco and Pediment will then amalgamate (the "**Arrangement Transactions**"). This summary assumes that the Exchange and Arrangement Transactions will be treated for U.S. federal income tax purposes as if Acquireco and Pediment merged with Pediment surviving the merger and Acquireco ceasing to exist as a separate legal entity, as specified in the Plan of Arrangement. Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange and the Arrangement Transactions should be treated as a single integrated transaction for U.S. federal income tax purposes. If the Exchange and Arrangement Transactions are treated as a single integrated transaction for U.S. federal income tax purposes, although not free from doubt, the Arrangement should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code (a "**Reorganization**").

Since the Arrangement Transactions will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no authorities which consider whether an amalgamation pursuant to a court order is treated as a statutory merger within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange and Arrangement Transactions. Neither Pediment nor Argonaut has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if Pediment is Classified as a PFIC

A U.S. Holder of Pediment Shares would be subject to special, adverse tax rules in respect of the Arrangement if Pediment was classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "**PFIC**") for any tax year during which such U.S. Holder holds or held Pediment Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Pediment believes that it was a PFIC during one or more prior tax years, and based on current business plans and financial projections, Pediment expects that it will be a PFIC during its current tax year which includes the Effective Date. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Pediment during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if Pediment is classified as a PFIC for any tax year during which a U.S. Holder holds Pediment Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the default PFIC rules:

- the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed below;

- any gain on the sale, exchange or other disposition of Pediment Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder's holding period;

- the amount allocated to the current tax year and any year prior to the first year in which Pediment was classified as a PFIC will be taxed as ordinary income in the current year;

- the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or a timely and effective election to treat Pediment as a "qualified electing fund" under Section 1295 of the Code (a "**QEF Election**") may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Pediment will satisfy the record keeping requirements that apply to a QEF, or that Pediment will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Pediment is a PFIC during its tax year ended September 30, 2010 or for its current tax year. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Pediment Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Notwithstanding the foregoing, if (i) the Arrangement qualifies as a Reorganization, (ii) Pediment was classified as a PFIC for any tax year during which a U.S. Holder holds or held Pediment Shares, and (iii) Argonaut also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder's exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion below under the heading "Tax Consequences if the Arrangement Qualifies as a Reorganization"). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception." In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the Arrangement occurs. Based on current business plans and financial projections, Argonaut does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Argonaut during the tax year which includes the day after the Effective Date of the Arrangement.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed.   Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement.   In the absence of the proposed U.S. Treasury regulations being finalized in their current form, the U.S. federal income tax consequences to a U.S. Holder are generally set forth below in the discussion "Tax Consequences if the Arrangement Qualifies as a Reorganization." If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder's holding period for the Argonaut Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Pediment Shares. Consequently, a subsequent disposition of the Argonaut Shares presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed above do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a) no gain or loss will be recognized by a U.S. Holder on the exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement;

(b) the tax basis of a U.S. Holder in the Argonaut Shares acquired in exchange for Pediment Shares pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in the Pediment Shares exchanged;

(c) the holding period of a U.S. Holder for the Argonaut Shares acquired in exchange for Pediment Shares pursuant to the Arrangement will include such U.S. Holder's holding period for Pediment Shares; and

(d) U.S. Holders who exchange Pediment Shares for Argonaut Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a) a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Pediment Shares exchanged;

(b) the tax basis of a U.S. Holder in the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement would be equal to the fair market value of such Argonaut Shares on the date of receipt; and

(c) the holding period of a U.S. Holder for the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Pediment is not classified as a PFIC for any tax year in which a U.S. Holder held Pediment Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Pediment Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder's Pediment Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Pediment Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Pediment Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Pediment Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Argonaut Shares

Distributions With Respect to Argonaut Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Argonaut Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Argonaut, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Argonaut, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Argonaut Shares, and (b) thereafter, as gain from the sale or exchange of such Argonaut Shares. (See more detailed discussion below under the heading "Disposition of Argonaut Shares"). However, Argonaut may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Argonaut with respect to Argonaut Shares will constitute ordinary dividend income. Dividends paid on the Argonaut Shares generally will not be eligible for the "dividends received deduction" generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by a corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if the corporation is a "qualified foreign corporation" ("**QFC**") and certain holding period requirements for the U.S. Holder's shares are met. A corporation generally will be a QFC as defined under Section 1(h)(11) of the Code if the corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if a corporation satisfies one or more of these requirements, such corporation will not be treated as a QFC if the corporation is a "passive foreign investment company (or "PFIC," as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading "Passive Foreign Investment Company Rules" below.

For tax years beginning after January 1, 2011, assuming no changes are made to the Code in the interim, the preferential tax rates for dividends discussed above will no longer be available and dividends paid by Argonaut to a U.S. Holder generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Argonaut Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Argonaut Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any

property received and (b) such U.S. Holder's tax basis in the Argonaut Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Argonaut Shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Argonaut is or becomes a PFIC for any tax year in which a U.S. Holder held Pediment Shares or Argonaut Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Argonaut Shares received pursuant to the Arrangement.

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (a) at least 75 percent of its gross income is "passive" income (the "**income test**") or (b) at least 50 percent of the quarterly average of the fair market value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "**asset test**"). In determining whether or not a corporation is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.
Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income tax rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

Based on current business plans and financial projections, Argonaut does not expect to be classified as a PFIC for its current tax year and for the foreseeable future.

However, the determination of whether Argonaut is a PFIC for any tax year is made on an annual basis and is based on the types of income Argonaut earns and the types and value of Argonaut's assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether Argonaut will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Argonaut concerning its PFIC status or that Argonaut will not be a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Argonaut Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Argonaut Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Argonaut Shares, or on the sale, exchange or other taxable disposition of Argonaut Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Argonaut Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Argonaut Shares, (b) proceeds arising from the sale or other taxable disposition of Argonaut Shares, or (b) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations and U.S. federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their professional tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Argonaut Shares after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Argonaut Shares.

REGULATORY MATTERS

Canadian Securities Law Matters

Exemptions from Prospectus and Registration Requirements

The Argonaut Shares to be issued in exchange for Pediment Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and Argonaut Shares will generally be freely tradable under applicable securities laws of the provinces of Canada (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an Insider or officer of Argonaut, the seller has no reasonable grounds to believe that Argonaut is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Argonaut Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. **All Shareholders are urged to consult with their own legal counsel to ensure that the resale of Argonaut Shares issued to them under the Arrangement complies with Applicable Laws.**

Multilateral Instrument 61-101

Pediment is a reporting issuer in British Columbia, Alberta and Ontario and accordingly is subject to the applicable Canadian securities laws of such provinces that have adopted MI 61-101, including Ontario.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" which terminate the interests of securityholders without their consent.

As the Arrangement constitutes a "business combination" under MI 61-101 and as Gary Freeman and Melvin Herdrick, senior officers of Pediment, are considered to have received a "collateral benefit", MI 61-101 requires that, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Shareholders present in person, or represented by proxy, and entitled to vote at the Meeting, the Arrangement Resolution must be approved by a simple majority of the votes cast by

Shareholders present in person, or represented by proxy, and entitled to vote at the Meeting excluding votes attaching to Pediment Shares held by (i) any "interested party" to the Arrangement within the meaning of MI 61-101 (namely Messrs. Freeman and Herdrick); (ii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein); and (iii) any person that is a joint actor with a person referred to in the foregoing clauses (i) and (ii) for the purposes of MI 61-101.

To the knowledge of Pediment and its directors and senior officers, after reasonable inquiry, as at December 14, 2010, an aggregate of 3,097,464 votes attached to the Pediment Shares beneficially owned by or over which control or direction is exercised by Messrs. Freeman and Herdrick, representing approximately 6% of the issued and outstanding Pediment Shares, will be excluded in determining whether minority approval has been obtained for the purposes of MI 61-101.

MI 61-101 requires in certain circumstances that an issuer carrying out a business combination obtain a formal valuation prepared by an independent valuator. The Arrangement is not a prescribed class of business combination for which a formal valuation is required pursuant to MI 61-101.

Neither Pediment nor any director or officer of Pediment, after reasonable inquiry, has knowledge of any "prior valuation" as defined in MI 61-101 in respect of Pediment that has been made in the 24 months before the date of this Information Circular. Except as described in this Information Circular, Pediment has not received any *bona fide* prior offer during the 24 months before the date of the Business Combination Agreement that relates to the subject matter of or is otherwise relevant to the Arrangement.

For additional information regarding the process by which the Board considered and reviewed the Arrangement please see the sections of this Information Circular entitled "The Arrangement – Background to the Arrangement" and "The Arrangement – Reasons for the Arrangement".

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. securities laws applicable to the issuance of Argonaut Securities received by holders of Pediment securities who are in the United States or otherwise subject to U.S. securities laws, including the 1933 Act and applicable Blue Sky Laws ("U.S. Shareholders"). All U.S. Pediment Securityholders are urged to consult with their own legal counsel to ensure that the resale of Argonaut Securities issued to them under the Arrangement complies with Applicable Laws.

The issuance of Argonaut Securities to U.S. Pediment Securityholders pursuant to the Arrangement will not be registered under the 1933 Act or any applicable Blue Sky Laws and will be effected in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and similar and other exemptions provided under applicable Blue Sky Laws. Section 3(a)(10) of the 1933 Act (and comparable exemptions under applicable Blue Sky Laws) exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered, and the U.S. Shareholders and any other persons who are eligible to receive Argonaut Securities pursuant to the Arrangement will have the right to appear at that hearing, as described in "The Arrangement - Court Approvals of the Arrangement". Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act and comparable exemptions under applicable Blue Sky Laws with respect to the issuance of the Argonaut Shares to U.S. Pediment Securityholders pursuant to the Arrangement. To the extent an exemption under applicable Blue Sky Laws comparable to the exemption under Section 3(a)(10) is not available, Argonaut will rely on one or more available exemptions from registration under such laws.

Argonaut Shares received by a holder who will be an "affiliate" of Argonaut after the Arrangement or is an "affiliate" of Pediment prior to the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not and will not be deemed affiliates of Argonaut after the Arrangement may resell their Argonaut Shares in the United States without restriction under the 1933 Act.

Persons who are deemed affiliates of Argonaut after the Arrangement may resell their Argonaut Shares in transactions exempt from registration under the 1933 Act and applicable Blue Sky Laws, including the exemptions found in Rule 144 and Rule 904 under the 1933 Act.

Subject to certain limitations, all holders of Argonaut Shares may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of Argonaut Shares following the Arrangement who are not affiliates of Argonaut or who are affiliates of Argonaut solely by virtue of their status as an officer or director of Argonaut may, under the securities laws of the United States, resell their Argonaut Shares in an "offshore transaction" (which would include a sale through the TSX) if neither the seller or any person acting on the seller's behalf engages in "directed selling efforts" in the United States. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions are applicable to a holder of Argonaut Shares who will be an affiliate of Argonaut other than by virtue of his or her status as an officer or director of Argonaut.

The Argonaut Shares issuable upon exercise of the Pediment Options after the Effective Time have not been registered under the 1933 Act or any applicable Blue Sky Laws. As a result, such options may not be transferred or exercised by or on behalf of a person in the United States, and the Argonaut Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Argonaut Shares have been registered under the 1933 Act and applicable Blue Sky Laws or an exemption from such registration requirements is available.

Pediment is a reporting issuer in the United States and files reports with the SEC under Section 13 of the 1934 Act. Argonaut is not a reporting issuer in the United States and will be deemed to succeed to the SEC reporting obligations of Pediment pursuant to Rule 12g-3. However, Argonaut may, but is not required to, terminate the SEC reporting obligations under the 1934 Act in accordance with Rule 12h-6 under the 1934 Act by filing a Form 15-F with the SEC. Argonaut currently expects to continue as a reporting issuer in the United States after the Arrangement, but there can be no guarantee that Argonaut will not terminate the 1934 Act reporting obligations in connection with the consummation of the Arrangement or, if eligible, at any time in the future. The Argonaut Shares are listed on the TSX, but will not be listed for trading on any United States stock exchange upon the completion of the Arrangement. If Argonaut elects to file a Form 15-F with the SEC, the Argonaut common shares will not be eligible for quotation on the OTCBB. As a result, in the event Argonaut files a Form 15-F and terminates its SEC reporting obligations, Pediment Securityholders in the United States who receive Argonaut Securities may have limited ability to sell or otherwise transfer their Argonaut Securities in the United States, but will have the ability to sell or otherwise transfer their Argonaut Securities outside the United States, including on the TSX or any other Canadian stock exchange on which the Securities may be listed.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Argonaut Shares received upon completion of the Arrangement. All holders of Argonaut Shares are urged to consult with counsel to ensure that the resale of their Argonaut Shares complies with applicable securities legislation.

THE ARGONAUT SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED

ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

MARKET FOR PEDIMENT SHARES

Pediment's Shares are listed and posted for trading on the TSX under the symbol "PEZ". The TSX reported the following price ranges and volumes traded in respect of the Pediment Shares for each of the twelve months prior to the date of this Information Circular:

DATE	HIGH	LOW	VOLUME
December 1 – 16, 2010	$2.21	$1.73	2,622,214
November 2010	$2.45	$1.84	7,944,297
October 2010	$2.41	$1.57	9,461,073
September 2010	$1.68	$1.40	2,474,569
August 2010	$1.48	$1.08	1,871,445
July 2010	$1.27	$1.01	1,158,027
June 2010	$1.39	$1.15	993,273
May 2010	$1.52	$1.20	1,927,059
April 2010	$1.56	$1.40	1,889,478
March 2010	$1.48	$1.33	1,899,359
February 2010	$1.71	$1.34	2,706,809
January 2010	$1.98	$1.35	4,788,083
December 2009	$1.73	$1.25	5,002,221

INFORMATION CONCERNING ARGONAUT

For a detailed description of Argonaut and its assets, please see Schedule D of this Information Circular, "Information Concerning Argonaut Gold Inc.".

RISK FACTORS

Upon the completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will receive Argonaut Shares in exchange for their Pediment Shares. An investment in the Argonaut Shares is subject to certain risks. The Shareholders should carefully consider the risks described under the heading "Risk Factors" in Schedule D, *"Information Concerning Argonaut Gold Inc."*, attached hereto.

In addition to the above, the Shareholders should consider that the proposed combination of Pediment and Argonaut upon the successful completion of the Arrangement is subject to certain risks, including the following:

Argonaut may not Realize the Benefits of the Combined Company's Growth Projects

As part of its strategy, it is expected that Argonaut will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the combination with Pediment. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Argonaut's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Argonaut current estimates. If actual results are less favourable than Argonaut currently estimates, the combined company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Arrangement is subject to Satisfaction or Waiver of Several Conditions

The Arrangement is conditional upon, among other things, the Shareholders approving the Arrangement Resolution in accordance with the BCBCA and the Interim Order, the Final Order being granted in form and substance satisfactory to Pediment and Argonaut, and Argonaut obtaining the approval of its shareholders of the issuance of the Argonaut Shares to be issuable in connection with the Arrangement. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Pediment and Argonaut.

Argonaut may be subject to Significant Capital Requirements and Operating Risks Associated with its Expanded Operations and its Expanded Portfolio of Growth Projects

Argonaut will need to generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Argonaut does not realize satisfactory prices for the gold that Argonaut produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Argonaut's credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Argonaut might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Argonaut's results of operation, cash flow from operations and financial condition.

In addition, Argonaut's mining operations and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Argonaut's mining operations could materially adversely affect Argonaut's business, results of operations, financial condition and liquidity.

The Integration of Argonaut and Pediment may not Occur as Planned

The Business Combination Agreement has been entered into with the expectation that its successful completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Argonaut and pediment and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Argonaut and Pediment's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Pediment's operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Pediment and Argonaut. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Argonaut and Pediment will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular under the heading "The Arrangement – Executive Employment Agreements", no director or executive officer of Pediment at any time since the beginning of Pediment's last financial year, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of Pediment, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of Pediment's last completed financial year which has materially affected or would materially affect Pediment or any of its subsidiaries.

APPROVAL OF BOARD OF DIRECTORS

The contents and sending of this Information Circular have been approved by the Board of Directors. Argonaut has provided the information contained or incorporated herein by reference in this Information Circular concerning Argonaut, including its financial information and financial statements incorporated by reference. Pediment and its directors and officers have relied on the information relating to Argonaut provided by Argonaut and take no responsibility for any errors in information or omissions therefrom.

OTHER BUSINESS

Management of Pediment knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to Pediment is available on SEDAR at www.sedar.com. Shareholders may contact Pediment at its offices located at Suite 680, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, or by telephone at 604.682.4418 to request copies of Pediment's financial statements and MD&A. Financial information is provided in Pediment's comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 17th day of December, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Freeman"

Gary Freeman,
President & Chief Executive Officer

CONSENT OF SMYTHE RATCLIFFE LLP

We have read the Information Circular of Pediment Gold Corp. (the "Company") dated December 17, 2010 relating to the proposed plan of arrangement involving the Company and Argonaut Gold Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Information Circular, of our auditors' report to the shareholders of the Company on the consolidated balance sheets of the Company as at September 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2009, 2008 and 2007. Our report thereon is dated December 14, 2009.

Vancouver, British Columbia   *"Smythe Ratcliffe LLP"*
December 17, 2010

Chartered Accountants

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular of Pediment Gold Corp. (the "Company") dated December 17, 2010 relating to the special meeting of shareholders of the Company to approve the proposed arrangement between the Company and Argonaut Gold Inc. ("Argonaut"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report to the shareholders of Argonaut on the consolidated balance sheets of Argonaut as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders' equity for the year ended December 31, 2009 and the period from September 25, 2008 to December 31, 2008. Our report is dated March 29, 2010.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
December 17, 2010

CONSENT OF MCGOVERN, HURLEY, CUNNINGHAM, LLP

We have read the Information Circular of Pediment Gold Inc. (the "Company") dated December 17, 2010 relating to the proposed plan of arrangement involving the Company and Argonaut Gold Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned information circular of our report to the shareholders of Castle Gold Corporation on the consolidated balance sheets of Castle Gold Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated April 15, 2010.

McGOVERN, HURLEY, CUNNINGHAM, LLP

"McGovern, Hurley, Cunningham, LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 17, 2010

CONSENT OF CANACCORD GENUITY CORP.

We have read the information circular of Pediment Gold Corp. (the "**Company**") dated December 17, 2010 (the "**Information Circular**") relating to the special meeting of shareholders of the Company to consider the arrangement between the Company and Argonaut Gold Inc. ("**Argonaut**") pursuant to a business combination agreement dated October 18, 2010 between the Company and Argonaut.

We hereby consent to the reference in the Information Circular to our firm name and our fairness opinion dated November 4, 2010 addressed to the Board of Directors of the Company.

"Canaccord Genuity Corp."

December 17, 2010

SCHEDULE A

ARRANGEMENT RESOLUTION

Resolved as a special resolution of the holders of shares of Pediment Gold Corp. (the "**Company**") that:

1. The arrangement (as may be modified or amended, the "**Arrangement**") under Section 288 of the *Business Corporations Act* (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "Plan of Arrangement") attached as Schedule B to the Information Circular of the Company dated December 17, 2010 (the "**Information Circular**"), is hereby authorized, approved and agreed to.

2. The Business Combination Agreement dated as of October 18, 2010 between Argonaut Gold Inc. and the Company, as amended on November 19, 2010 and as may be further amended from time to time (the "**Business Combination Agreement**"), the actions of the directors of the Company in approving the Arrangement and the Business Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Business Combination Agreement and causing the performance by the Company of its obligations thereunder be and they are hereby confirmed, ratified, authorized and approved.

3. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the "**Court**"), the directors of the Company be and they are hereby authorized and empowered without further approval of the shareholders of the Company: (i) to amend the Business Combination Agreement or the Plan of Arrangement to the extent permitted by the Business Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Business Combination Agreement).

4. Any one director or officer of the Company be and is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE B

PLAN OF ARRANGEMENT

SCHEDULE B

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

''Acquireco'' means 0894955 B.C. Ltd., a wholly-owned subsidiary of Argonaut incorporated under the BCBCA;

''Amalco'' has the meaning ascribed thereto in subsection 3.1(g) of this Plan of Arrangement;

''Argonaut'' means Argonaut Gold Inc., a corporation existing under the Business Corporations Act (Ontario);

''Argonaut Common Shares'' means the common shares in the capital of Argonaut;

''Arrangement'' means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Business Combination Agreement and the provisions hereof or made at the direction of the Court in the Final Order (with the consent of Pediment and Argonaut, each acting reasonably);

''BCBCA'' means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended;

''Business Combination Agreement'' means the business combination agreement dated as of October 18, 2010 among Argonaut and Pediment, as the same may be amended, supplemented and/or restated from time to time prior to the Effective Date, entered into in connection with the Arrangement;

''Business Day'' means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

''Court'' means the Supreme Court of British Columbia;

''Depositary'' means any depositary or any other trust company, bank or financial institution agreed to in writing between Argonaut and Pediment for the purpose of, among other things, exchanging certificates representing Pediment Common Shares for Argonaut Common Shares in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Pediment Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Pediment Common Shares;

"Effective Date" means the date agreed to by Argonaut and Pediment in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Business Combination Agreement and the Final Order have been satisfied or waived;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Final Order" means the final order of the Court approving the Arrangement pursuant to section 291 of the BCBCA, as such order may be amended by the Court (with the consent of Pediment and Argonaut, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

"Former Pediment Shareholders" means, at and following the Effective Time, the holders of Pediment Common Shares immediately prior to the Effective Time;

"Governmental Entity" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Pediment and Argonaut, each acting reasonably), pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

"Pediment" means Pediment Gold Corp., a corporation existing under the BCBCA;

"Pediment Common Shares" means the common shares in the capital of Pediment;

"Pediment Meeting" means the special meeting, including any adjournments or postponements thereof, of Pediment Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

"Pediment Options" means all options to acquire Pediment Common Shares outstanding immediately prior to the Effective Time under the Pediment Share Option Plan;

"Pediment Shareholders" means the holders of Pediment Common Shares;

"Pediment Share Option Plan" means the share option plan of Pediment dated February 12, 2008;

"Person" means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Securities Authorities" means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and "Securities Authority" means any one of them;

"Share Consideration" means 0.625 of an Argonaut Common Share for each Pediment Common Share;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"this Plan", "Plan of Arrangement", "hereof", "herein", "hereto" and like references mean and refer to this plan of arrangement.

Words and phrases used herein that are defined in the Business Combination Agreement and not defined herein shall have the same meaning herein as in the Business Combination Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Business Combination Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

Section 1.2   Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3   Gender and Number.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4   Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5   Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6   Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.


ARTICLE II
BUSINESS COMBINATION AGREEMENT


Section 2.1   Business Combination Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein.

ARTICLE III
ARRANGEMENT

Section 3.1   Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) each Pediment Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Argonaut, in consideration for a debt claim against Argonaut in an amount determined and payable in accordance with Article IV hereof, and the name of such holder will be removed from the central securities register as a holder of Pediment Common Shares, and Argonaut will be recorded as the registered holder of the Pediment Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Pediment Common Shares free and clear of any liens, claims or encumbrances;

(b) each Pediment Common Share outstanding immediately prior to the Effective Time held by a Pediment Shareholder (other than Dissenting Shareholders), shall be transferred by the holder thereof to Argonaut in exchange for the Share Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c) in accordance with the Pediment Share Option Plan, including section 3.15 thereof, each holder of a Pediment Option outstanding immediately prior to the Effective Time shall be entitled to receive (and shall accept), upon the exercise of such holder's Pediment Options, for the same aggregate consideration therefor and in lieu of any Pediment Common Shares or other consideration, the number of Argonaut Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Common Shares to which such holder was theretofore entitled upon such exercise and each such Pediment Option shall continue to be governed by and be subject to the terms of the Pediment Share Option Plan and any applicable agreement thereunder;

(d) each Pediment Common Share acquired by Argonaut pursuant to Section 3.1 (a) and (b) hereof shall be transferred to Acquireco in consideration of the issue by Acquireco to Argonaut of one common share of Acquireco for each Pediment Common Share so transferred;

(e) the stated capital in respect of the Pediment Common Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(f) Pediment will file an election with the Canada Revenue Agency, to be effective prior to the merger described in paragraph (g) below, to cease to be a public corporation for the purposes of the Tax Act;

(g) Pediment and Acquireco will merge to form one corporate entity ("Amalco") with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Pediment will not cease and Pediment will survive the merger and, for the avoidance of doubt, the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Internal Revenue Code for all United States federal income tax purposes;

(h) without limiting the generality of the foregoing, at the time of the step described in (g), the separate legal existence of Acquireco will cease without Acquireco being liquidated or wound-up; Pediment and Acquireco will continue as one company; and the property and liabilities of Acquireco will become the property and liabilities of Pediment;

(i) at the time of the step described in (g) and from and after this time:

    i. Pediment will continue to own and hold all property of Pediment and will own and hold all property of Acquireco, and, shall continue to be liable for the obligations of Pediment and will be liable for the obligations of Acquireco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options and debts of each of Pediment and Acquireco;

    ii. all rights, contracts, permits and interests of Pediment and Acquireco will continue as rights, contracts, permits and interests of Pediment as if Acquireco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Pediment or Acquireco under any such rights, contracts, permits and interests;

    iii. any existing cause of action, claim or liability to prosecution is unaffected;

    iv. a civil, criminal or administrative action or proceeding pending by or against Pediment or Acquireco may continue to be prosecuted by or against Pediment;

    v. a conviction against, or ruling, order or judgment in favour of or against, Pediment or Acquireco may be enforced by or against Pediment;

    vi. all of the issued shares of Acquireco will be exchanged for one fully-paid and non-assessable Amalco share which shall be issued by Amalco and such Acquireco shares will be cancelled without any payment of capital in respect thereof;

    vii. all of the Pediment Common Shares held by Acquireco will be cancelled without any payment of capital in respect thereof;

    viii. the name of Amalco shall be Pediment Gold Corp.;

    ix. Amalco shall be authorized to issue an unlimited number of common shares without par value;

    x. the articles of Amalco shall be substantially in the form of Pediment's articles;

xi.   the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

xii. the first directors of Amalco following the merger shall be Brian J. Kennedy, Christopher R. Lattanzi, Dale C. Peniuk, James E. Kofman, Peter C. Dougherty and Peter Mordaunt;

xiii. the capital of common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Acquireco immediately prior to the merger;

xiv. provided that none of the foregoing will occur or be deemed to occur unless all of the forgoing occurs.

Section 3.2   Post-Effective Time Procedures.

(a) On or immediately prior to the Effective Date, Argonaut shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Argonaut Common Shares required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates shall be held by the Depositary as agent and nominee for Former Pediment Shareholders for distribution to such Former Pediment Shareholders in accordance with the provisions of Article V hereof.

(b) In accordance with the provisions of Article V hereof, Former Pediment Shareholders shall be entitled to receive delivery of the certificates representing Argonaut Common Shares to which they are entitled pursuant to subsection 3.1(b) hereof.

Section 3.3   No Fractional Argonaut Common Shares.

No fractional Argonaut Common Shares shall be issued to Former Pediment Shareholders in connection with this Plan of Arrangement. The number of Argonaut Common Shares to be issued to Former Pediment Shareholders shall be rounded up to the nearest whole Argonaut Common Share in the event that a Former Pediment Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of an Argonaut Common Share and shall be rounded down to the nearest whole Argonaut Common Share in the event that a Former Pediment Shareholder is entitled to a fractional share representing less than 0.5 of a Pediment Common Share.

Section 3.4   Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Argonaut, (ii) Pediment, (iii) all Former Pediment Shareholders, and (iv) all holders of Pediment Options.

ARTICLE IV
DISSENT PROCEDURES

Section 4.1   Rights of Dissent.

Pursuant to the Interim Order, holders of Pediment Common Shares may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1, the Interim Order and the Final Order, with respect to Pediment Common Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Pediment by holders who wish to dissent at least two days before the Pediment Meeting or any date to which the Pediment Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for their Pediment Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Pediment Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Argonaut; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their Pediment Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Pediment Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights,

but in no case shall Argonaut, Pediment or any other person be required to recognize holders of Pediment Common Shares who exercise Dissent Rights as holders of Pediment Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Pediment Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Pediment Common Shares at the Effective Time.

ARTICLE V
DELIVERY OF ARGONAUT COMMON SHARES

Section 5.1   Delivery of Argonaut Common Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Pediment Common Shares which were exchanged for Argonaut Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Pediment Common Shares formerly represented by such certificate under the BCBCA and the articles of Pediment and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Argonaut Common Shares to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b) After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Pediment Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(a) hereof.

Section 5.2   Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Pediment Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Argonaut Common Shares which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the Argonaut Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Argonaut Common Shares is to be delivered shall, as a condition precedent to the delivery of such Argonaut Common Shares, give a bond satisfactory to Argonaut and the Depositary in such amount as Argonaut and the Depositary may direct, or otherwise indemnify Argonaut and the Depositary in a manner satisfactory to Argonaut and the Depositary, against any claim that may be made against Argonaut or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Amalco.

Section 5.3   Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Argonaut Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Pediment Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Argonaut Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Argonaut Common Shares.

Section 5.4   Withholding Rights.

Argonaut and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Pediment Shareholder such amounts as Argonaut or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Pediment Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.5   Limitation and Proscription.

To the extent that a Former Pediment Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Argonaut Common Shares which such Former Pediment Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Argonaut Common Shares, to which such Former Pediment Shareholder was entitled to receive shall be delivered to Argonaut by the Depositary for cancellation and shall be cancelled by Argonaut, and the interest of the Former Pediment Shareholder in such Argonaut Common Shares to which it was entitled shall be terminated as of such final proscription date.

Section 5.6   U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, Argonaut and Pediment agree that the Plan of Arrangement will be carried out with the intention that all Argonaut Common Shares issued on completion of the Plan of Arrangement to the Pediment Common Shareholders will be issued by Argonaut in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

ARTICLE VI
AMENDMENTS

Section 6.1   Amendments to Plan of Arrangement.

(a)   Argonaut and Pediment reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Argonaut and Pediment, (iii) filed with the Court and, if made following the Pediment Meeting, approved by the Court, and (iv) communicated to Former Pediment Shareholders if and as required by the Court.

(b)   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pediment at any time prior to the Pediment Meeting provided that Argonaut shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Pediment Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(a)   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Pediment Meeting shall be effective only if (i) it is consented to in writing by each of Argonaut and Pediment, and (ii) if required by the Court, it is consented to by holders of the Pediment Common Shares voting in the manner directed by the Court.

SCHEDULE C

INTERIM ORDER

SCHEDULE C

"SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY December 17, 2010 ENTERED"

No. S-107464
Vancouver Registry

In the Supreme Court of British Columbia

PEDIMENT GOLD CORP.

PETITIONER

RE:

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PEDIMENT GOLD CORP. AND ARGONAUT GOLD INC.

ORDER MADE AFTER APPLICATION

BEFORE	)	THE HONOURABLE JUSTICE	)
	)	TRUSCOTT	)

ON THE APPLICATION of the Petitioner

[X] without notice coming on for hearing at Vancouver on December 17, 2010 and on hearing Vince Aldridge, counsel for the Petitioner;

THIS COURT ORDERS that:

SPECIAL MEETING OF PEDIMENT

1. the Petitioner is authorized and directed to convene and conduct a special meeting (the "Special Meeting") of the shareholders of Pediment (the "Pediment Shareholders") to be held at the Fairmont Royal York, 100 Front Street West, Toronto, Ontario, on Monday, January 24, 2011, at 10:00 a.m. (Toronto time) (or such other date and time as the Court may direct), to consider and, if deemed appropriate, pass, with or without variation, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Sections 288, 289 and 291 of the *Business Corporations Act*, S.B.C. 2002, c.57 ("BCBCA") involving Pediment, Argonaut Gold Inc. ("Argonaut") and 0894955 B.C. Ltd. ("Acquireco"), a newly formed, wholly-owned subsidiary of Argonaut incorporated under the BCBCA as

described in the plan of arrangement (the "Plan of Arrangement") attached as Exhibit "A" to Affidavit #2 of Gary Freeman made December 15, 2010 (the "Freeman Affidavit #2"), as amended by the Amendment to Business Combination Agreement (the "Amendment") attached as Exhibit "B" to the Freeman Affidavit #2;

2.   at the Special Meeting, Pediment may also transact such other business as may be contemplated by the notice relating to the special meeting (the "Notice of Special Meeting") and accompanying Management Information Circular (the "Information Circular"), substantially in the form attached as Exhibit "C" to the Freeman Affidavit #2, or such business as otherwise may be properly brought before the Special Meeting;

AMENDMENTS

3.   Pediment is authorized to make, in the manner contemplated by and subject to the Business Combination Agreement, such amendments, modifications or supplements to the Arrangement or Plan of Arrangement as it may determine without any additional notice to or authorization of the Pediment Shareholders. The Arrangement, as so amended, modified or supplemented, shall be the Arrangement to be submitted to the Special Meeting and the subject of the Arrangement Resolution;

RECORD DATE

4.   the record date for determining the Pediment Shareholders entitled to receive:
      (a)   the Notice of Special Meeting and Information Circular, which Information Circular includes, among other things:
           (i)   as Exhibit D, the notice of hearing to this Honourable Court for a Final Order approving the Arrangement (the "Notice of Hearing"); and
           (ii)   as Exhibit F, a copy of the written opinion of Canaccord Genuity Corp. ("Canaccord") dated November 4, 2010 stating that, in the opinion of Canaccord, as of the date of the said opinion, the Arrangement is fair, from a financial point of view, to Pediment Shareholders; and
      (b)   the form of proxy to be used at the Special Meeting;
      (collectively, "the Meeting Materials");
shall be the close of business on December 14, 2010, being the record date fixed by the board of directors of the Petitioner for the determination of Pediment Shareholders entitled to notice of the Special Meeting (the "Record Date");

NOTICE OF SPECIAL MEETING

5.   the Meeting Materials, with such amendments thereto or additional communications or documents as counsel for the Petitioner may advise are necessary or desirable, provided such amendments or additional communications or documents are not inconsistent with the terms of this Interim Order (collectively, including the Meeting Materials, the "Revised Meeting Materials"), shall be sent at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing or delivery and excluding the date of the Special Meeting, by one of the following methods:

      (a)   to the Pediment Shareholders:
           (i)   by prepaid ordinary mail, addressed to any Pediment Shareholder at his, her or its address as it appears on the central securities register of Pediment as at the Record Date; or
           (ii)   by delivery, in person or by recognized courier service, to any Pediment Shareholder at his, her or its address as it appears on the central securities register of Pediment as at the Record Date; or
           (iii)   by email or facsimile transmission to any Pediment Shareholder who identifies himself, herself or itself to the satisfaction of Pediment(acting through its representatives), who requests such email or facsimile transmission and, if required by Pediment, agrees to pay the charges, if any, related to such transmissions;

(b)   in the case of beneficial owners of Pediment Shares that are non-registered holders of Pediment Shares, by Pediment complying with its obligations under National Instrument 54-101 *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

(c)   to the directors and auditors of Pediment:

    (i)   by prepaid ordinary mail, addressed to any Pediment director or auditor at his, her or its address as it appears on the records of Pediment; or

    (ii)   by delivery, in person or by recognized courier service, to any Pediment director or auditor at his, her or its address as it appears on the records of Pediment; or

    (iii)   by email or facsimile transmission to any Pediment director or auditor who requests such email or facsimile transmission;

6.   the sending of the Revised Meeting Materials in accordance with paragraph 5 of this Interim Order shall constitute compliance with the requirements of Section 290(1)(a) of the BCBCA and shall constitute good and sufficient service of the Revised Meeting Materials upon all persons who are entitled to receive notice of this proceeding pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the second (2nd) day following the day on which the Revised Meeting Materials are mailed or delivered to the Pediment Shareholders;

7.   the accidental omission to give the Notice of Special Meeting or Notice of Hearing, or to distribute the Revised Meeting Materials in accordance with paragraph 5 to, or the non-receipt of such notice by, one or more of the persons specified in paragraph 5 shall not constitute a breach of this Order or a defect in the calling and conduct of the Special Meeting and shall not invalidate any resolution passed or proceedings taken at the Special Meeting, but if any such accidental failure or omission is brought to the attention of Pediment, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

FURTHER REVISED MEETING MATERIALS

8.   notice of further revisions, amendments, modifications, updates or supplements to any of the information provided in the Revised Meeting Materials may be communicated, at any time prior to the Meeting, to the Pediment Shareholders by press release, news release, newspaper advertisement or by notice sent to the Pediment Shareholders by any of the means set forth in paragraph 5, as determined by Pediment to be the most appropriate method of communication;

ADJOURNMENTS and POSTPONEMENTS

9.   subject to the terms of the Business Combination Agreement, the Petitioner, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions without the necessity of first convening the Special Meeting or first obtaining any vote of the Pediment Shareholders respecting the adjournment or postponement and the Record Date will not change in respect of any such adjourned or postponed Special Meeting, and notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to Pediment Shareholders by one of the methods specified in paragraph 5 of this Interim Order, as determined by Pediment to be the most appropriate method of communication;

PERMITTED ATTENDEES

10.   the only persons entitled to receive notice of and to attend the Special Meeting or any adjournment(s) thereof shall be:

(a)   either in person or by proxy, the Pediment Shareholders as at the close of business on the Record Date;

(b)   under applicable securities legislation and policies, the beneficial owners of the Pediment Shares registered in the name of intermediaries as at the close of business on the Record Date;

(c)   the directors, auditors, counsel and advisors of Pediment;

(d)   the directors, auditors, counsel and advisors of Argonaut; and

(e)   other persons with the prior permission of the Chair of the Special Meeting;

CONDUCT OF THE SPECIAL MEETING

11.   the Chair of the Special Meeting shall be the person specified for that purpose in the Articles of the Petitioner or such other person as may be appointed by the Pediment Shareholders for that purpose;

12.   the Chair of the Special Meeting shall be at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Special Meeting may deem necessary or appropriate, during the Special Meeting;

13.   the Special Meeting shall otherwise be conducted in accordance with the provisions of the BCBCA, applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Special Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency this Interim Order shall govern or, if not specified in the Interim Order, the Information Circular shall govern;

14.   the Special Meeting may be adjourned for any reason upon the approval of the Chair of the Special Meeting and, if the Special Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter, except that if the reason for the adjournment is a lack of quorum, the provisions of paragraph 18 below shall apply;

SOLICITATION OF PROXIES

15.   Pediment is authorized to use the form of proxy for the Pediment Shareholders substantially in the form attached as Exhibit "D" to the Freeman Affidavit #2, subject to Pediment's ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate, and Pediment is authorized, at its expense, to solicit proxies directly through its directors, officers and employees and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine;

16.   the procedures for the use of proxies at the Special Meeting in respect of the Arrangement Resolution shall be set out in the Information Circular;

QUORUM AND VOTING

17.   the quorum required at the Special Meeting shall be the quorum required by the Articles of the Petitioner, being two Pediment Shareholders present in person or represented by proxy, present in person or by proxy, who, in the aggregate, hold at least 5% of the Pediment Shares entitled to be voted at the Special Meeting;

18.   if a quorum of Pediment Shareholders is not present within one-half hour from the time set for the holding of the Special Meeting, the Special Meeting shall stand adjourned to the same day in the next week if such day is a business day and, if such day is not a business day, the Special Meeting shall be adjourned to the next business day following one week after the day appointed for the Special Meeting at the same time and place and, if at such adjourned Special Meeting a quorum is not present within one-half hour of the time set for the Special Meeting, the Pediment Shareholders present, and being, or representing by proxy, one or more Pediment Shareholders entitled to attend and vote at the Special Meeting, shall constitute a quorum;

19.   at the Special Meeting, each Pediment Shareholder present in person or by proxy shall be entitled to one vote on the Arrangement Resolution for each Pediment Share held by him, her or it;

20.   the vote of Pediment Shareholders required to adopt the Arrangement Resolution at the Special Meeting shall be the affirmative vote of not less than 66⅔% of the votes cast by Pediment Shareholders who vote on the Arrangement Resolution in person or by proxy at the Special Meeting;

U.S. SECURITIES EXEMPTION

21.   Argonaut intends to rely upon the Section 3(a)(10) exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America in connection with the issuance of the Argonaut Shares and options to be issued in exchange for the Pediment Common Shares and options as contemplated by the Arrangement, subject to and conditioned upon this Honourable Court's determination that the Arrangement is fair and reasonable to Pediment Shareholders.

DISSENT RIGHTS

22.   each Pediment Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, this Interim Order, the Final Order or any other Order of this Court, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA be sent to Pediment by Pediment Shareholders who wish to dissent or exercise dissent rights (the "Dissenting Shareholders") at least two days before either the Special Meeting or any date to which the Special Meeting may be postponed or adjourned;

23.   Dissenting Shareholders who exercise such rights of dissent and who:

   (a)   are ultimately entitled to be paid fair value for their Pediment Shares, which fair value shall be the fair value of such shares immediately before the passing by the Pediment Shareholders of the Arrangement Resolution, shall be paid an amount equal to such fair value by Argonaut; or

   (b)   are ultimately not entitled, for any reason, to be paid fair value for their Pediment Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, as set out in section 1.1 of the Plan of Arrangement, on the same basis as a non-dissenting Pediment Shareholder and shall be entitled to receive only the consideration contemplated in subsection 3.1(b) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not sought to exercise such rights of dissent;

24.   in no case shall Argonaut, Pediment or any other person be required to recognize Dissenting Shareholders as holders of Pediment Shares after the time that is immediately prior to the Effective Time, as defined in subsection 1.1 of the Plan of Arrangement, and the names of such Dissenting Shareholders shall be deleted from the central securities register as holders of Pediment Shares at the Effective Time;

APPLICATION FOR FINAL ORDER

25.   the Chair, Secretary, or other director or officer of Pediment present at the Special Meeting shall, in due course, file with the Court affidavits verifying the actions taken and the decisions reached by the Pediment Shareholders with respect to the Arrangement;

26.   Pediment shall give notice of these proceedings, including the application for the final approval of the Arrangement (the "Final Application"):

   (a)   to the Pediment Shareholders by sending at least twenty-one (21) days prior to the date of the Special Meeting the Notice of Hearing substantially in the form of Exhibit D to the

Information Circular which is attached as Exhibit "C" to the Freeman Affidavit #2, sent in the manner contemplated in paragraph 5;

(b)   to the holders of options to purchase Pediment Shares (the "Pediment Optionholders") by sending at least twenty-one (21) days prior to the date of the Special Meeting a copy of the Revised Meeting Materials, including the Notice of Hearing, to the Pediment Optionholders:

    (i)   by prepaid ordinary mail, addressed to the Pediment Optionholder at his, her or its address as it appears in the records of Pediment; or

    (ii)   by delivery, in person or by recognized courier service, to any Pediment Optionholder at his, her or its address as it appears in the records of Pediment; or

    (iii)   by email or facsimile transmission to any Pediment Optionholder who identifies himself, herself or itself to the satisfaction of Pediment (acting through its representatives), who requests such email or facsimile transmission and, if required by Pediment, agrees to pay the charges, if any, related to such transmissions;

(c)   the accidental omission to give notice of these proceedings, including the Final Application in accordance with subparagraph (a) and (b), or the non-receipt of such notice by, one or more of the persons specified in subparagraph (a) and (b) shall not constitute a breach of this Order or a defect in the calling and conduct of the Special Meeting and shall not invalidate any resolution passed or proceedings taken at the Special Meeting, but if any such accidental failure or omission is brought to the attention of Pediment, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

27.   the Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein;

28.   unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Final Application shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or about January 25, 2011 at 9:45 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Pediment Shareholders at the Special Meeting of the Arrangement Resolution, all in the manner required by Section 289 of the BCBCA, the Petitioner be at liberty to proceed with the Final Application on that date;

29.   any Pediment Shareholder or Pediment Optionholder or other interested party may appear and make submissions at the Final Application, provided that such person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors for the Petitioner at:

Bull, Housser & Tupper LLP
3000 – 1055 West Georgia Street
Vancouver, BC   V6E 3R3
Attention: Vince Aldridge

on or before 4:00 p.m. (Vancouver Time) on January 24, 2011, or as this Court may otherwise direct;

30.   if the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date;

31.   any materials to be filed by the Petitioner in support of the Final Application may be filed up to one day prior to the hearing of the Final Application without further order of this Court;

32.   notwithstanding paragraph 28, Argonaut is entitled to appear and make submissions at the Final Application;

VARIANCE

33.   the Petitioner shall be entitled at any time to seek leave to vary this Interim Order;

34.   the provisions of Rule 8-1 shall be hereby dispensed with for the purpose of any further application to be made pursuant to this Petition.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:
"Vince Aldridge"

Signature of
[ ] party [X] lawyer for Pediment Gold Corp.

Vince Aldridge

By the Court.

"Justice Truscott"

Registrar

In the Supreme Court of British Columbia

PEDIMENT GOLD CORP.

PETITIONER

RE:

IN THE MATTER OF SECTIONS 288 TO 299 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, as
amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING PEDIMENT GOLD CORP. AND ARGONAUT
GOLD INC.

ORDER MADE AFTER APPLICATION

BULL, HOUSSER & TUPPER LLP
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, B.C. V6E 3R3
Telephone: (604) 687-6575
Facsimile: (604) 641-4949
E-mail: litigation@bht.com
Attention: Vince Aldridge

RVA/KMB   Matter# 07-2822

SCHEDULE D

INFORMATION CONCERNING ARGONAUT GOLD INC.

The following information was provided by Argonaut for inclusion into this Information Circular. Neither Pediment, nor any of its directors, executive officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by Argonaut to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which are unknown to Pediment. The following information should be read in conjunction with the information concerning Argonaut appearing elsewhere in this Information Circular and incorporated by reference in this Information Circular.

DESCRIPTION OF THE BUSINESS

Argonaut Gold Inc. ("Argonaut") is engaged in the business of gold production and related activities including the exploration and acquisition of gold-bearing properties, development and processing. The Corporation's material properties are the production-stage El Castillo project (the "El Castillo Project") and the exploration-stage La Fortuna project (the "La Fortuna Project") located in the State of Durango, Mexico.

As at September 30, 2010, the corporate structure of Argonaut Gold Inc. was as follows:



Argonaut Gold Inc.
(Ontario)
100%
100%
Castle Gold Corporation
(Canada)
Argonaut Gold U.S. Corp.
(Nevada)
99%(1)
Durango Fem
Mines S.A. de
C.V. (Mexico)
99%(1)
Minera Real
del Oro S.A. de
C.V. (Mexico)
100%
La Fortuna Project
100%
El Castillo Project

Note:
(1) The remaining 1% of the interest in the Mexican subsidiaries is held by a Mexican national as required under Mexican law.

CONSOLIDATED CAPITALIZATION

The following table sets forth Argonaut's consolidated capitalization as at September 30, 2010, adjusted to give effect to any material changes in the share capital of Argonaut since September 30, 2010, the date of Argonaut's most recent unaudited consolidated interim financial statements, and further adjusted

to give effect to the Arrangement. The table should be read in conjunction with the unaudited consolidated interim financial statements of Argonaut and Pediment as at and for the nine months ended September 30, 2010 (June 30, 2010, in the case of Pediment) including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in the body of the Information Circular.

	As at September 30, 2010	As at September 30, 2010 after giving effect to the Arrangement
Argonaut Share Capital	U.S.$129,184,928	U.S.$236,065,751
Argonaut Shares	56,273,626	86,079,134
Cash and Cash Equivalents	U.S.$22,436,561	U.S.$32,745,910
Total Debt	U.S.$7,036,421	U.S.$7,036,421

PRIOR SALES

Argonaut has issued the following outstanding securities which are not listed or quoted on a market place during the past 12 months:

Type of Security	Number Issued	Date Issued	Weighted Average Price
Restricted Shares	344,715	June 28, 2010	$2.70

PRICE RANGE AND TRADING VOLUMES OF ARGONAUT SHARES AND ARGONAUT WARRANTS

Argonaut Shares

The pre-consolidated common shares of Argonaut commenced trading on the TSX-V on September 20, 2007 under the trading symbol "ITU.P". The Argonaut Shares were de-listed from the TSX-V and listed on the TSX under the symbol "AR" on December 30, 2009. The following table sets forth the volume of trading and price ranges of the pre-consolidated Argonaut common shares on the TSX-V for each month during the period from November 2009 to December 2009 and the Argonaut Shares on the TSX during the period from December 31, 2009 to December 16, 2010. The pre-consolidated common shares of Argonaut were halted from trading on November 17, 2009 upon the announcement of the qualifying transaction of Argonaut. The Argonaut Shares closed at $4.09 on December 16, 2010.

	High	Low	Volume
2009	$	$	#
November	0.03	0.03	15,500
December 1 – 30	-	-	-
December 31, 2009 (trading on the TSX under "AR")	3.50	3.00	343,600
2010			
January	3.75	3.05	3,954,785
February	3.23	2.91	1,901,986
March	3.16	2.85	2,037,539
April	3.05	2.72	1,000,288
May	3.04	2.70	1,225,023
June	2.91	2.32	1,902,917
July	2.66	2.32	163,854
August	3.00	2.32	5,266,592
September	3.75	2.94	7,065,040
October	4.24	3.40	7,862,785
November	4.28	3.64	3,889,456
December (1 – 16)	4.25	4.01	794,092

Argonaut Warrants

The Argonaut's common share purchase warrants (the "Argonaut Warrants") commenced trading on the TSX on January 22, 2010. The following table sets forth the volume of trading and price ranges of the Argonaut Warrants on the TSX. The Argonaut Warrants closed at $1.15 on December 16, 2010.

The following table sets forth the volume of trading and price ranges of the Argonaut Warrants on the TSX during the period from January 22, 2010 to December 16, 2010.

	High	Low	Volume
2010	$	$	#
January	1.00	0.70	1,165,100
February	0.75	0.60	189,500
March	0.70	0.50	353,000
April	0.55	0.40	188,252
May	0.56	0.43	91,200
June	0.49	0.35	22,700
July	0.36	0.28	363,000
August	0.47	0.31	450,500
September	0.90	0.32	653,025
October	1.35	0.86	84,580
November	1.20	0.73	971,050
December (1-16)	1.25	1.05	31,600

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Argonaut, other than as described below, as of the date of this Information Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Argonaut carrying 10% or more of the voting rights attached to any class of voting securities of the Argonaut:

Name	Number of Argonaut Shares	% of Argonaut Shares
Libra Advisors LLC[1]	5,710,501	10.15%
(on behalf of its investment advisory subsidiaries)	(8,565,751 on a fully diluted basis)	(10.4% on a fully diluted basis)
QV Investors Inc. [2]	4,500,000	8.00%
	(6,750,000 on a fully diluted basis)	(8.19% on a fully diluted basis)

Notes:
(1)   Based on the public filings made by Libra Advisors LLC, acting as investment advisors to Libra Fund, LP and Libra Offshore Master Fund, LP on January 4, 2010 and is as of December 17, 2010.
(2)   Based on the public filings made by QV Investors Inc. on April 15, 2010 and is as of December 17, 2010.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

On completion of the Arrangement, Argonaut will continue to be a corporation existing under the OBCA and the former Pediment Shareholders will be shareholders of Argonaut. After the Effective Date, Pediment will be a wholly-owned subsidiary of Argonaut. Upon completion of the Arrangement, Argonaut will be deemed a successor to Pediment's registration under Section 12(g) of the U.S. Exchange Act in accordance with the Rule 12g-3(a) thereunder. Argonaut may, however, terminate the reporting obligations under the U.S. Exchange Act in accordance with the Rule 12h-6, if eligible, by filing a Form 15-F with the SEC. Argonaut currently expects to continue as a reporting issuer in the United States after the Arrangement, but there can be no guarantee that Argonaut will not terminate the US. Exchange Act reporting obligations in connection with the consummation of the Arrangement or, if eligible, at any time in the future.

The business and operations of Argonaut and Pediment will be consolidated and the principal executive office of the combined company will located at 9604 Prototype Ct., Reno, Nevada, 89521 immediately following consummation of the Arrangement.

Organizational Chart

The following chart shows the corporate relationship between Argonaut and Pediment following the completion of the Arrangement:



NOTE:

(1)   The remaining 1% of the interest in the Mexican subsidiaries will be held by a Mexican national as required under Mexican law.

Directors and Officers of the Combined Company

Following the Effective Date, it is anticipated that the board of directors of the combined company will be comprised of 6 directors, who will consist of the current members of Argonaut, being, Brian Kennedy, Christopher R. Lattanzi, Dale C. Peniuk, James E. Kofman and Peter C. Dougherty, together with Peter Mordaunt, Chief Executive Officer of Pediment, who is expected to be appointed to the board of directors the combined company in connection with the Arrangement.

Description of Share Capital

The share capital of Argonaut will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of Argonaut Shares as Consideration, and issuance of any Argonaut Shares upon the exercise of any Pediment Options, contemplated in the Arrangement.

Argonaut is authorized to issue an unlimited number of Argonaut Shares. As at December 14, 2010, there were 56,273,626 Argonaut Shares issued and outstanding. There are no limitations contained in the articles or bylaws of Argonaut on the ability of a person who is not a Canadian resident to hold Argonaut Shares or exercise the voting rights associated with Argonaut Shares. A summary of the rights of the Argonaut Shares is set forth below.

In connection with the Arrangement, Argonaut expects to issue approximately 33.5 million Argonaut Shares, based on the number of Pediment Shares outstanding as at December 14, 2010 and assuming that: (i) all of the Pediment Shares outstanding as at December 14, 2010 are acquired upon completion of the Arrangement, and (ii) after the completion of the Arrangement all outstanding Pediment Options are exercised in full.

Immediately following completion of the Arrangement, Argonaut Shareholders will hold approximately 64% (on a non-diluted basis, 71% on a fully diluted basis) of the Argonaut Shares issued and outstanding, while Pediment Shareholders will hold approximately 36% (on a non-diluted basis, 29% on a fully diluted basis) of the Argonaut Shares issued and outstanding.

Dividends

Holders of Argonaut Shares are entitled to receive dividends when, as and if declared by the Board out of funds legally available.

Liquidation

In the event of the dissolution, liquidation, or winding up of Argonaut, holders of Argonaut Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Argonaut' indebtedness, and the payment of the aggregate liquidation preference of the Argonaut preferred shares and any other preferred shares then outstanding.

Voting

Holders of Argonaut Shares are entitled to one vote for each Argonaut Share held on all matters voted on by shareholders, including the election of directors.

Preferred Shares

Argonaut is not authorized to issue preferred shares.

Selected Argonaut Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Argonaut's unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule F to the Information Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheets of Argonaut and Pediment as at September 30, 2010 and June, 30, 2010, respectively and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2010. The pro forma consolidated statement of operations for the year ended December 31, 2009 and the nine month period ended September 30, 2010 have been prepared, respectively, from the audited statement of operations of Argonaut, Pediment and Castle Gold Corp. for the year ended December 31, 2009 (September 30, 2009, in the case of Pediment) and the unaudited interim consolidated statement of operations of Argonaut and Pediment for the nine month period ended September 30, 2010 (June 30, 2010, in the case of Pediment) and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2009. The audited financial statements of Castle Gold Corp. for the financial year ended December 31, 2009 are attached to this Schedule as Appendix D-1.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Argonaut and Pediment. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Argonaut and the accompanying notes included in Schedule F to the Information Circular.

(Expressed in U.S. dollars)	Nine months ended September 30, 2010	Year ended December 31, 2009
Statement of operations data:		
Revenue	31,676,481	31,079,093
Operating Profit (Loss)	6,631,570	(1,535,960)
Net Loss	(3,533,090)	(19,420,703)

(in U.S. dollars)		
Per Argonaut Share data:		
Basic loss per share	(0.04)	(0.23)
Diluted loss per share	(0.04)	(0.23)

(in U.S. dollars)	As at September 30, 2010
Balance sheet data:	
Cash and cash equivalents	32,745,910
Total assets	346,407,592
Total debt	7,036,421
Total liabilities	99,428,377
Shareholders' equity	246,979,215

Post-Arrangement Shareholdings and Principal Shareholders

Immediately following completion of the Arrangement, Argonaut Shareholders will hold approximately 64% (on a non-diluted basis, 71% on a fully diluted basis) of the Argonaut Shares issued and outstanding, while Pediment Shareholders will hold approximately 36% (on a non-diluted basis, 29% on a fully diluted basis) of the Argonaut Shares issued and outstanding.

Immediately following the completion of the Arrangement, to the knowledge of the directors and executive officers of the Argonaut (based solely upon a review of public filings made) and assuming that its current holdings in Argonaut remain unchanged and it does not exercise any dissent rights with respect to the Pediment Shares it currently holds, if any, Libra Advisors LLP (on behalf of its investment advisory subsidiaries) will hold approximately 5,710,501 Argonaut Shares (on a non-diluted basis, 8,565,751 on a fully-diluted basis), representing approximately 6.5% of the issued and outstanding Argonaut Shares (on a non-diluted basis, 7.4% on a fully diluted basis) and QV Investor Inc. will hold approximately 4,500,000 Argonaut Shares (on a non-diluted basis, 6,750,000 on a fully-diluted basis), representing 5.1% of the issued and outstanding Argonaut Shares (on a non-diluted basis, 5.8% on a fully-diluted basis). The estimate of the number of Argonaut Shares held by both Libra Advisors LLC and QV Investors Inc. is based on the public filings made by Libra Advisors LLP and QV Investors Inc. on January 4, 2010 and April 15, 2010, respectively.

To the knowledge of the directors and executive officers of Argonaut following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Argonaut carrying 10% or more of the voting rights attached to any class of voting securities of Argonaut.

RISK FACTORS

An investment in Argonaut is subject to a number of risks. Prior to making a decision, a prospective investor should carefully consider the risks described under the heading "Risk Factors" found at pages 20 through 30 of Argonaut's annual information form, which are incorporated by reference herein.

TRANSFER AGENT, REGISTRAR AND AUDITORS

The transfer agent and registrar for the Argonaut Shares is Computershare Investor Services Inc., located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

The warrant agent for the Argonaut Warrants is Computershare Trust Company of Canada, located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

The auditors of Argonaut are PricewaterhouseCoopers LLP.

ARGONAUT DOCUMENTS INCORPORATED BY REFERENCE AND FURTHER INFORMATION

The following documents of Argonaut are specifically incorporated by reference into, and form an integral part of, this Schedule:

- annual information form dated March 30, 2010 for the year ended December 31, 2009;

- annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009 and related notes, together with the auditors' report thereon, contained therein;

- management's discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009;

- unaudited consolidated interim financial statements, including the notes thereon, for the three and nine months ended September 30, 2010 and September 30, 2009;

- management's discussion and analysis for the unaudited consolidated interim financial statements, including the notes thereon, for the three and nine months ended September 30, 2010 and September 30, 2009; and

- management information circular dated April 7, 2010 in connection with the annual and special meeting of shareholders held on May 19, 2010.

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Argonaut with any securities commission or similar regulatory authority in Canada on or after the date of this Schedule and prior to the completion of the Arrangement in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Schedule.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified

or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Schedule.

Information has been incorporated by reference in this Schedule from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Schedule regarding Argonaut may be obtained on request without charge from the Investor Relations Manager, Argonaut Gold Inc., at 6904 Prototype Court, Reno, NV, 89521 or by telephone at 775 284 4422. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

Information contained in or otherwise accessed through Argonaut's website, www.argonautgoldinc.com, or any other website does not form part of this Schedule.

EXPERTS OF ARGONAUT

The following persons and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by Argonaut under National Instrument 51-102 during, or relating to, the most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

- Daniel C. Leroux, B.Sc., P.Geo, Gordon Watts, P.Eng., W.D. Roy, M.A.Sc., P.Eng. of A.C.A. Howe International Limited ("Howe") as authors of the "Technical Report on the El Castillo Gold Project, Durango, Mexico".
- Toren K. Olson, P.Geol. of Toren Olson Consulting author of the "La Fortuna Project, Durango, Mexico, Technical Report".

To the knowledge of Argonaut, after reasonable enquiry, none of the foregoing persons, beneficially owns, directly or indirectly, or exercises control or direction over any securities of Argonaut representing more than 1% of the outstanding Argonaut Shares.

The audited consolidated balance sheets of Argonaut as at December 31, 2009 and December 31, 2008 and the consolidated statement of operations, comprehensive loss and deficit, cash flows and shareholders equity for the year ended December 31, 2009, and the period from September 25, 2008 to December 31, 2008, incorporated by reference in this Schedule, have been audited by PricewaterhouseCoopers LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

PricewaterhouseCoopers LLP is the auditor of Argonaut and is independent of Argonaut within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The audited consolidated balance sheet of Castle Gold Corp. as at December 31, 2009 and 2008 and the consolidated statement of operations, comprehensive loss, shareholders' equity and cash flows for the years ended December 30, 2009 and December 30, 2008 and December 2008 have been audited by McGovern, Hurley, Cunningham, LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and included as Appendix D-1 to this Schedule D.

McGovern, Hurley, Cunningham, LLP was the auditor of Castle Gold Corp. and was independent of Castle Gold Corp. within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

APPENDIX D-1 TO SCHEDULE D
FINANCIAL STATEMENTS OF CASTLE GOLD CORP.
AND THE NOTES THEREON

CASTLE GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2009 and 2008

(Expressed in United States Dollars)


McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Castle Gold Corporation

We have audited the consolidated balance sheets of Castle Gold Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 15, 2010

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

CASTLE GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

		December 31, 2009		December 31, 2008
ASSETS				
Current assets:				
Cash	$	3,830,515	$	2,186,118
Marketable securities		23,924		10,288
Receivables (Note 4)		1,508,234		1,096,969
Inventories (Note 5)		8,195,583		6,056,393
Prepaid expenses and deposits		943,692		136,380
		14,501,948		9,486,148
Due from parent company		3,164,982		-
Investment (Note 6)		246,843		-
Mineral properties, plant and equipment (Note 7)		36,232,409		34,675,383
Other assets		3,531		3,531
	$	54,149,713	$	44,165,062
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities (Note 5, 8 and 15)	$	5,073,570	$	2,159,699
Current portion of mineral property obligation (Note 7(b))		-		100,000
Current portion of long-term debt (Note 16)		806,937		699,271
		5,880,507		2,958,970
Long-term debt (Note 16)		6,125,479		5,271,117
Asset retirement obligations (Note 9)		1,808,132		433,763
Future income taxes (Note 13(a))		9,560,000		5,878,000
		23,374,118		14,541,850
Share capital (Note 10(b))		36,525,568		33,090,998
Warrants (Note 10(d))		-		135,905
Contributed surplus (Note 11)		7,112,233		2,494,718
		43,637,801		35,721,621
Currency translation adjustments		(493,576)		(493,576)
(Deficit)		(12,368,630)		(5,604,833)
		(12,862,206)		(6,098,409)
		30,775,595		29,623,212
	$	54,149,713	$	44,165,062

Commitments and contingencies (Notes 7, 20 and 21)
Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

Signed   Signed

_____   _____
Director   Director

CASTLE GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
(Expressed in United States Dollars)

	Year Ended December 31, 2009		Year Ended December 31, 2008
Revenues	$ 31,079,093	$	14,018,066
Cost of sales:			
Production, transportation and royalties	16,331,971		7,702,601
Depreciation, depletion and accretion	3,360,327		1,833,393
	19,692,298		9,535,994
Operating profit	11,386,795		4,482,072
Expenses:			
Exploration expense	148,745		267,637
General and administrative (Note 15)	9,332,612		3,911,153
Impairment charges (Notes 6 and 7(c))	2,129,156		61,140
	11,610,513		4,239,930
Earnings before other income and income taxes	(223,718)		242,142
Other income (expenses):			
Interest income from held-for-trading financial assets	-		1,882
Interest (expense) on long term debt	(796,044)		(453,521)
Foreign exchange (loss) gain	(973,884)		1,480,640
Change in fair value of marketable securities	11,004		(224,130)
	(1,758,924)		804,871
(Loss) / earnings before income taxes	(1,982,642)		1,047,013
Income tax (expense) – current (Note 13(b))	(1,098,850)		(456,077)
Future income tax (expense) / recovery (Note 13(b))	(3,682,305)		1,255,000
	(4,781,155)		798,923
Net (loss) / earnings and comprehensive (loss) income			
for the year	(6,763,797)		1,845,936
(Deficit), beginning of year	(5,604,833)		(7,450,769)
(Deficit), end of year	$ (12,368,630)	$	(5,604,833)
(Loss) / earnings per share:			
Basic and diluted	$ (0.09)	$	0.02
Weighted average common shares outstanding:			
Basic	76,307,880		75,300,810
Diluted	76,307,880		75,420,778

The accompanying notes are an integral part of these consolidated financial statements.

CASTLE GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008
	$	$
Operating activities:		
Net (loss) income for the year	(6,763,797)	1,845,936
Items not affecting cash:		
Depreciation, depletion and accretion	3,360,327	1,833,393
Future income tax expense (recovery)	3,682,305	(1,255,000)
Unrealized foreign exchange loss (gain)	981,283	(1,420,999)
Change in fair value of marketable securities	(11,004)	224,130
Impairment charges	2,129,156	61,140
Loss of cash on impairment	(172,158)	-
Stock-based compensation	1,216,933	407,376
	4,423,045	1,695,976
Changes in non-cash working capital items:		
Receivables	(314,920)	205,287
Inventories	(4,253,156)	(4,050,515)
Prepaid expenses and deposits	(816,300)	(694)
Other assets	-	1,913
Accounts payable and accrued liabilities	3,324,378	1,630,786
Total cash flows from operating activities	2,363,047	(517,247)
Investing activities:		
Additions to mineral properties, plant and equipment (net)	(3,955,194)	1,175,819
Repayment of mineral property obligation	(100,000)	(150,000)
Total cash flows from investing activities	(4,055,194)	1,025,819
Financing activities:		
Proceeds from issuances of common shares, net of share issuance costs	3,302,555	515,055
Proceeds from exercise of warrants	12,163	-
Proceeds from exercise of options	21,826	-
Total cash flows from financing activities	3,336,544	515,055
Increase in cash during the year	1,644,397	1,023,627
Cash, beginning of year	2,186,118	1,162,491
Cash, end of year	$ 3,830,515	$ 2,186,118

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1.   NATURE OF OPERATIONS

Castle Gold Corporation (the "Company" or "Castle Gold") was formed under the laws of Canada on August 28, 2007, by the amalgamation (the "Amalgamation") of Aurogin Resources Ltd. ("Aurogin") and Morgain Minerals Inc. ("Morgain").

The Company is engaged in mining, mine development and mineral exploration activities of gold-bearing mineral properties in the Americas. The Company's gold mining activities are carried on in Guatemala and Mexico. The Company's exploration activities are carried on in Guatemala, Mexico, the United States and Canada.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, unregistered claims, aboriginal claims and non-compliance with regulatory and environmental requirements.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). These consolidated financial statements are expressed in United States dollars and include the accounts of Castle Gold Corporation, its subsidiaries and its proportionate share of its joint venture. The Company's significant subsidiary and joint venture includes its wholly-owned Mexican subsidiary, Minera Real Del Oro S.A. de C.V., and its 50% interest in its Guatemalan joint venture, Rocas el Tambor, Sociedad Anonima ("Rocas el Tambor"). Rocas El Tambor was accounted for using proportionate consolidation until December 31, 2009, refer to Note 6.

All significant inter-company balances and transactions have been eliminated upon consolidation and proportionate consolidation. Certain figures presented for comparative purposes have been reclassified to conform to the presentation adopted for the current period.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant areas where judgment is applied include asset and investment valuations, ore reserve and ore recovery estimates, finished and in process inventory quantities, mineral property, plant and equipment useful lives, contingent liabilities, tax rates, provisions and future tax balances including valuation allowances in respect of future tax balances, stock-based compensation, asset retirement obligations, warrants, investments and other environmental liabilities. Actual results could differ from management's estimates and such differences could be material.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with banks and short-term investments with original maturities of three months or less. As at December 31, 2009 and 2008 the Company had no cash equivalents.

(d) Marketable Securities

Investments in marketable securities are designated as held-for-trading and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on held-for-trading investments are recognized in operations. Investment transactions are recognized on the trade date with transaction costs charged to operations.

(e) Receivables and Accounts Payable

Receivables and accounts payables are non-interest bearing and stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables include allowances for uncollectable amounts.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)   Inventories

Supplies, consisting of concentrates for use in leaching activities, are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs. Work in process and finished goods inventories are valued at the lower of average cost and net realizable value. Work in process inventory includes ore in the leaching process, stockpiled ore at mining operations, and gold in carbon in transit to or at a custom stripping facility in the United States. For work in process and finished goods inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

(g)   Mineral Properties, Plant and Equipment

(i)   Plant and Equipment

Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment used in the Company's mining operations are amortized on a straight-line basis over the estimated useful life of the related asset. The cost of office equipment, furniture and fixtures and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset. When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized as part of the cost of the asset during the construction period.

(ii)   Mineral Properties and Mine Development Costs

The cost of acquiring, exploring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of resources, are deferred. Revenues or expenses derived from mining activities prior to the asset being ready for use in the manner intended by management are included in the cost of the related mineral property. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of-production basis over the estimated proven and probable reserves to which they relate. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

During the production phase, exploration and development costs resulting in a betterment of the mineral property are capitalized. Stripping costs incurred in the production phase are accounted for as variable production costs. Stripping costs resulting in a betterment of the mineral property by providing access to additional sources of ore are capitalized and amortized as the relevant mineral resources are mined.

(iii)   Asset Impairment

The carrying value of long-lived assets, which consist primarily of mineral properties, plant, buildings and equipment, is reviewed regularly and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and disposal. Undiscounted cash flows for mineral properties are based on estimates of future metal prices, proven and probable reserves, estimated value beyond proven and probable reserves, and future operating, capital, and reclamation cost assumptions. An impairment loss would be recorded as the amount by which the carrying amount of the asset exceeds its fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Recovery of capitalized costs is dependent upon successful development of economic mining operations or the sale or disposition of mineral properties for amounts at least equal to the Company's investment therein.

(iv)   Repairs and Maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Long-Term Debt

Long-term debt is initially recorded at total proceeds received less direct issuance costs. Long-term debt is subsequently measured at amortized cost and calculated using the effective interest rate method.

(i) Derivative Instruments and Hedge Accounting

Derivative instruments, including embedded derivatives, when held, are designated as held for trading and recorded on the balance sheet at their estimated fair value. Unrealized gains and losses on derivatives are recorded as part of other income (expense) in operations. Fair values for derivative instruments held for trading are determined using valuation techniques. These valuations use assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract. The Company has no derivative instruments or hedging relationships as at December 31, 2009 and 2008.

(j) Revenue Recognition

Revenue is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including delivery of the product, the selling price is fixed or determinable, and collectability is reasonably assured. Revenues or expenses derived from mining activities prior to the asset being ready for use in the manner intended by management are included as a reduction of the cost of the related mineral property.

(k) Asset Retirement Obligations

Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

(l) Stock-Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock based compensation. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period as compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, will be credited to share capital.

(m) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Earnings (Loss) per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding. Diluted earnings (loss) per share is calculated using the treasury stock method. In order to determine diluted earnings (loss) per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.   Total shares issuable from options and warrants excluded from the computation of diluted earnings (loss) per share because they were anti-dilutive for the year ended December 31, 2009 – Nil (2008 were 4,981,000) and Nil (2008 – 1,350,000)

(o) Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income (loss) for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income (loss) until the asset is removed from the balance sheet or impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in operations for the year, unless the instrument is a cash flow hedge, and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income (loss).

The Company has designated its cash and marketable securities as held for trading and has recorded them at fair value. Receivables are classified as loans and receivables and are recorded at amortized cost. Accounts payable and accrued liabilities, long-term debt and the mineral property obligation are classified as other financial liabilities and are recorded at amortized cost.

(p) Foreign Currency Translation

The Company's functional currency is the United States ("U.S.") dollar. Monetary assets and liabilities of the Company's operations denominated in currencies other than the US dollar are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at average rates throughout the reporting period, with the exception of depreciation and depletion which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in operations.

(q) Comprehensive Income (loss)

Comprehensive income (loss), composed of net income (loss) and other comprehensive income (loss), is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income (loss) for the Company includes unrealised gains and losses on available-for-sale securities net of related income taxes. The components of comprehensive income (loss) are disclosed in the statement of operations and comprehensive income (loss). Cumulative changes in other comprehensive income (loss) are included in accumulated other comprehensive income (loss) ("AOCI") which is presented as a category in shareholders' equity. The only item in AOCI as at December 31, 2009 and 2008 is the currency translation adjustment.

(Expressed in United States Dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

(a) Effective January 1, 2009, the Company adopted the following new accounting standards:

(i) Amendment to Financial instruments Sections

In June 2009, the CICA issued amendments to Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are effective for the Company in its 2009 annual financial statements.

In August 2009, Section 3855, “Financial Instruments – Recognition and Measurement” was amended following changes made to Section 3855 in December 2008 which allow for the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements.

In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, “Impaired Loans”; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments apply to the Company’s annual financial statements for 2009. The Company has included the required disclosures in these consolidated financial statements.

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, Financial Instruments Disclosures in an effort to make Section 3862 consistent with IFRS Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value in Canadian GAAP and to expand disclosures about fair value measurements. To make the disclosures an entity shall classify fair value measurement using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The adoption of the new standard resulted in additional disclosures in the notes to the consolidated financial statements (Note 18).

(ii) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Company commencing January 1, 2009. The adoption of this standard has no impact on these financial statements.

(iii) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The adoption of this standard has no impact on these financial statements.

(Expressed in United States Dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)

(b) Future accounting changes

(i) International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company's consolidated financial statements.

(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact that this new standard may have on the financial statements of the Company.

4. RECEIVABLES

	2009	2008
Mexican and Guatemalan IVA receivable	$ 1,108,840	$ 923,895
Trade receivables	364,318	132,269
Canadian GST receivable	35,076	17,034
Other receivables	-	23,771
	$ 1,508,234	$ 1,096,969

5. INVENTORIES

	2009	2008
Supplies	$ 285,217	$ 230,179
Work in process	5,617,292	4,435,222
Finished goods	2,293,074	1,390,992
	$ 8,195,583	$ 6,056,393

All inventory is carried at the lower of cost and net realizable value. As at December 31, 2009 and 2008, all inventory is recorded at cost. During the year ended December 31, 2009, the Company recognized $19,692,298 of inventory as an expense (2008 – 9,535,994).

(Expressed in United States Dollars)

6. INVESTMENT

During the period ended December 31, 2006, the Company completed its acquisition of Rocas El Tambor under the terms of the option earn-in agreement. As a result of additional funding provided by the Company to Rocas El Tambor, the Company determined that its 50% interest in Rocas el Tambor met the definition of a variable interest entity as defined by CICA Accounting Guideline 15 and accordingly, the Company consolidated the accounts of Rocas El Tambor at December 31, 2006, resulting in the recognition of a non controlling interest of $1,060,000. Subsequently on December 31, 2007, the financial support was repaid and the Company determined that Rocas El Tambor no longer met the definition of a variable interest entity. Accordingly, Rocas El Tambor has been deconsolidated as at December 31, 2007 and is being accounted for using proportionate consolidation. Rocas El Tambor is the owner of the El Sastre property.

As at December 31, 2009, management does not consider that they can demonstrate joint control or significant influence over this investment. Accordingly, this investment has been recorded on the cost basis. During the year ended December 31, 2009 the Company recorded an impairment charge of $1,828,468 on this investment.

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

December 31, 2009	Acquisition, Exploration And Mine Development Costs	Future Income Tax Effect	Plant and Equipment	Cost	Accumulated Depreciation and Depletion	Net Book Value December 31, 2009
Producing:						
El Castillo (a)	$ 29,665,805	$ 6,828,000	$ 1,047,891	$ 37,541,696	$ 4,833,901	$ 32,707,795
Non-Producing:						
La Fortuna (b)	3,114,911	305,000	-	3,419,911	-	3,419,911
Nicolas Denys (d)	73,610	-	-	73,610	-	73,610
Corporate	-	-	89,473	89,473	58,380	31,093
	$ 32,854,326	$ 7,133,000	$ 1,137,364	$ 41,124,690	$ 4,892,281	$ 36,232,409

December 31, 2008	Acquisition, Exploration and Mine Development Costs	Future Income Tax Effect	Plant and Equipment	Cost	Accumulated Depreciation and Depletion	Net Book Value December 31, 2008
Producing:						
El Sastre (Note 6)	$ 1,972,833	$ -	$ 793,835	$ 2,766,668	$ 1,709,690	$ 1,056,978
El Castillo (a)	24,796,049	6,828,000	385,738	32,009,787	1,930,724	30,079,063
Non-Producing:						
La Fortuna (b)	2,823,745	305,000	-	3,128,745	-	3,128,745
Lone Mountain (c)	285,963	-	-	285,963	-	285,963
Nicolas Denys (d)	73,610	-	-	73,610	-	73,610
Corporate	-	-	86,019	86,019	34,995	51,024
	$ 29,952,200	$ 7,133,000	$ 1,265,592	$ 38,350,792	$ 3,675,409	$ 34,675,383

(Expressed in United States Dollars)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

(a) El Castillo Project, Mexico

The Company's El Castillo mine commenced commercial production effective July 1, 2008. Prior to commercial production, net revenues or expenses derived from El Castillo mining activities were included as a reduction to mineral property acquisition and exploration costs. Interest incurred on long-term debt obtained to finance the development of the El Castillo mine have been included in mine development costs. During the six month period ended June 30, 2008, the Company offset $4,489,707 of pre-production revenues against mineral property acquisition and exploration costs and capitalized interest expense of $441,078 in mine development costs. Upon declaration of commercial production $3,620,252 was recorded as the opening inventory value and offset against capitalized acquisition, exploration and mine development costs.

Consideration for the lease of the surface rights consists of cash payments in the aggregate of $2,488,456 and is payable as follows:

Year		Amount
2005 (paid)	$	624,898
2006 (paid)		133,440
2007 – 2009 (paid)		226,138
2010 – 2019		1,503,980
	$	2,488,456

The lease payments maintain the Company's interest in the El Castillo property and are payable up to 2019. The Company can end the lease at its discretion.

(b) La Fortuna, Mexico

The La Fortuna property is located in the State of Durango, Mexico. Under the terms of the purchase agreement, $300,000 has been fully paid to the vendor as of December 31, 2009.

(c) Lone Mountain Project, United States

Castle Gold entered into agreements with effective dates of April 12, 2005 and July 19, 2006 whereby the Company could earn a 100% interest in 88 unpatented load mining claims, known as the Lone Mountain Property in Eureka County, Nevada. Castle Gold agreed to issue to the vendor, 100,000 warrants exercisable at CDN$0.30 for two years (issued), under the terms of the first agreement and 100,000 warrants exercisable at CDN$0.60 for two years (issued), under the terms of the second agreement. The grant date fair value of these warrants was determined to be $7,175 and $34,163, respectively using the Black-Scholes pricing model based on the following assumptions: risk-free interest rate of 3.1% and 4.1%, respectively; expected life of 2 years; expected dividend yield of 0%; and expected volatility of 100%.

Under the terms of the first agreement, the Company must spend $25,000 by April 12, 2006 (spent) and $50,000 before each year ending April 12, 2007 (spent), April 12, 2008 (spent) and April 12, 2009 (spent). Alternatively, for each of the three years ending in 2007, 2008 and 2009, Castle Gold can pay the vendor $25,000 in lieu of making the required expenditures. Castle Gold must also make property payments to the vendor of $50,000 on each anniversary from April 12, 2010 to April 12, 2014, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after April 12, 2009 would be payable only to the extent that it exceeds that year's property payment to the vendor.

Under the terms of the second agreement, the Company must spend $25,000 by July 19, 2007 (spent) and $50,000 before each year ending July 19, 2008, July 19, 2009 and July 19, 2010. Castle Gold must also make property payments to the vendor of $50,000 on each anniversary from July 19, 2011 to July 19, 2015, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after July 19, 2010 would be payable only to the extent that it exceeds that year's property payment to the vendor.

(Expressed in United States Dollars)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

(c) Lone Mountain Project, United States (continued)

During the year ended December 31, 2008, the Company decided not to pursue the 29 patented claims included in the second agreement and recorded a write down of the property of $61,140. During the year ended December 31, 2009 the Company determined that it would no longer proceed with the remaining 59 patented claims included in the first agreement and has written off the project and recorded a write down of $300,668.

(d) Nicholas Denys, New Brunswick, Canada

On October 1, 2004, the Company entered into an agreement to explore a land package north-west of Bathurst, New Brunswick. The Company has earned a 50% interest in the property by completing an airborne AeroTEM II electromagnetic and magnetometer survey over the area.

On September 22, 2005, the Company entered into an agreement with Puma Exploration Inc. ("Puma"), whereby Puma has the right to earn the Company's 50% interest (subject to a 1.5% NSR on gold and silver and a 1% NSR on all other minerals) in the Nicholas Denys property by spending CDN$500,000 by 2008 (spent) and making minimum advance royalty payments of CDN$350,000 by 2015. During the year ending December 31, 2009 CDN$12,500 was received in respect to the royalty agreement.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
Trade accounts payable	$ 2,442,922	$ 1,238,455
Accrued liabilities	2,190,628	751,526
Royalties payable	-	45,962
Income taxes payable	440,020	123,756
	$ 5,073,570	$ 2,159,699

9. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations relate to the restoration and closure of its mineral properties, plant and equipment. The asset retirement obligations have been recorded as liabilities at fair value, using credit adjusted risk-free discount rate of 9.5% and an inflation factor of 4.86%. The amounts of the liabilities are subject to re-measurement during each reporting period. The total undiscounted amounts of the estimated obligations are approximately $7,546,047 and are expected to be incurred between the years 2010 and 2021. The following table summarizes changes to the Company's asset retirement obligations:

	2009	2008
Balance, beginning of year	$ 433,763	$ 482,169
Accretion	177,742	37,482
Revisions in estimated cash flows (i)	1,196,627	(85,888)
Balance, end of year	$ 1,808,132	$ 433,763

(i) During 2009, the Company revised its estimated cash flows in relation to the El Castillo Project and recorded and adjustment to the estimated liability. The Company revised the estimated dates that the obligations would be incurred to between 2010 and 2021 from the previous estimate of between 2010 and 2018. During 2008, the Company revised the estimated dates that the obligations would be incurred from between 2009 and 2015 to between 2010 and 2018.

(Expressed in United States Dollars)

10. SHARE CAPITAL

(a) Authorized Share Capital: Unlimited common shares without par value

(b) Issued and Outstanding Share Capital

	Number of Shares Number of		Amount
Balance, December 31, 2007	74,010,783	$	32,512,750
Issued for cash upon exercise of warrants	1,300,000		515,055
Transferred from warrants upon exercise of warrants	-		63,193
Balance, December 31, 2008	75,310,783	$	33,090,998
Issued for cash upon exercise of stock options	68,750		21,826
Transferred from contributed surplus on exercise of options	-		9,422
Issued for cash upon exercise of warrants	25,000		12,163
Transferred from warrants upon exercise of warrants	-		9,420
Issued for cash upon brokered private placement (i)	3,684,210		3,302,555
Issued for debt	150,000		79,184
Balance, December 31, 2009	79,238,743	$	36,525,568

(i) On November 6, 2009, Castle Gold completed a private placement offering through the issuance of 3,684,210 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$3,684,210, ($3,461,684), with share issue costs of CDN$184,210 ($159,129).

(c) Stock Options

The Company has granted options for the purchase of common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the options. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. As of December 31, 2009 all stock options granted had been exercised.

The following table summarizes stock option activity during the years ended December 31, 2009 and 2008:

	Number of Shares Under Option	Weighted Average Exercise Price CDN$
Balance, December 31, 2007	5,864,500	0.62
Granted	3,758,000	0.44
Expired	(3,591,500)	0.63
Forfeited	(150,000)	0.50
Balance, December 31, 2008	5,881,000	0.50
Granted	1,820,000	0.53
Expired	(270,500)	0.58
Exercised	(6,696,751)	0.51
Forfeited	(733,749)	0.44
Balance, December 31, 2009	-	

During the year the Company granted 1,820,000 (2008 – Nil) options to officers and directors of the Company at prices between CDN$0.44 and CDN$0.71 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $0.30 (2008 - $0.29). The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0% (2008 – 0%), expected volatility of 107% (2008 – 78% to 83%), risk-free interest rate of 1.69% to 2.48% (2008 - 2.95% to 3.6%) and an expected option life of 5 years (2008 – 1 to 5 years).

(Expressed in United States Dollars)

10. SHARE CAPITAL (continued)

(d) Warrants

	Number of Warrants	Weighted Average Exercise Price Per Share CDN$
Balance, December 31, 2007	5,697,183	0.83
Exercised	(1,300,000)	0.40
Expired	(3,047,183)	0.96
Balance, December 31, 2008	1,350,000	0.95
Exercised	(25,000)	0.54
Expired	(1,325,000)	0.96
Balance, December 31, 2009	-	-

The following table summarizes warrant activity during the years ended December 31, 2009 and 2008

Balance, December 31, 2007	$	427,873
Transferred to share capital upon exercise of warrants		(63,193)
Transferred to contributed surplus upon expiry of warrants		(228,775)
Balance, December 31, 2008		135,905
Transferred to share capital upon exercise of warrants		(9,420)
Transferred to contributed surplus upon expiry of warrants		(126,485)
Balance, December 31, 2009	$	-

11. CONTRIBUTED SURPLUS

		2009		2008
Balance, beginning of year	$	2,494,718	$	1,858,567
Stock-based compensation – employee		1,055,365		388,676
Stock-based compensation – non-employee		161,568		18,700
Transferred from warrants upon expiry of warrants		126,485		228,775
Transferred to share capital upon exercise of stock options		(9,422)		-
Exercise of options by parent company (i)		3,283,519		-
Balance, end of year	$	7,112,233	$	2,494,718

(i) During the year ended December 31, 2009, the parent company of Castle Gold exercised all options outstanding. However, as no common shares were issued from this exercise and as the Company does not plan to issue these shares the proceeds of this exercise are recorded in contributed surplus.

(Expressed in United States Dollars)

12. CAPITAL MANAGEMENT

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists of share capital, warrants, contributed surplus and long-term debt. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company expects to finance acquisition and exploration activity through cash flow from operations, joint ventures and by raising additional debt or share capital when market conditions are suitable.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the years ended December 31, 2009 and 2008.

13. INCOME TAXES

(a) Future Income Tax Balances

The significant components of the Company’s future income tax assets (liabilities) are as follows:

		2009		2008
Future income tax assets (liabilities):				
Non-capital income tax losses carried forward	$	3,646,000	$	5,792,000
Share issuance costs		66,000		-
Cumulative eligible capital		680,000		-
Mineral properties, plant and equipment		(8,984,000)		(7,043,000)
		(4,592,000)		(1,251,000)
Valuation allowance		(4,968,000)		(4,627,000)
Net future income tax (liabilities)	$	(9,560,000)	$	(5,878,000)

(b) Income Tax Reconciliation

Major items causing the Company’s income tax rate to differ from the Canadian combined federal and provincial federal statutory rate of approximately 33% (2008 – 33.5%) were as follows:

		2009		2008
Income (loss) before income taxes	$	(1,982,642)	$	1,047,013
Income tax expense (recovery) expected at statutory rates	$	(654,000)	$	351,000
Expiring non-capital losses		226,000		292,000
Change in tax rates		3,018,000		340,000
Differences in tax rates		1,290,000		(1,038,993)
Non-deductible and unrealized items		487,000		(229,000)
Other		73,155		(248,930)
Change in valuation allowance		341,000		(265,000)
Income tax (recovery) expense	$	4,781,155	$	(798,923)

(Expressed in United States Dollars)

13. INCOME TAXES (continued)

(c) Income Tax Loss Carryforwards

As at December 31, 2009, the Company has non-capital loss carry forwards for income tax purposes available to reduce taxable income in future years as follows:

Canada		Mexico	
Year of Expiry	Amount CDN$	Year of Expiry	Amount MXN Pesos
2010	629,000	2017	1,243,000
2014	1,096,000	2018	1,184,000
2015	1,241,000	2019	6,430,000
2026	1,826,000		
2027	1,060,000		
2028	3,323,000		8,857,000
2029	4,936,000		
	14,111,000		

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008
Cash paid for:		
Interest	796,043	867,313
Income and resource taxes	640,406	306,495
Shares issued for debt	79,184	-

15. RELATED PARTY BALANCES AND TRANSACTIONS

(a) During the year ended December 31, 2009, $387,733 in professional fees and expenses were paid to directors (2008 - $250,000) and are included in general and administrative expense.

(b) During the year ended December 31, 2008, legal fees and transaction costs in the amount of CDN$146,278 (US - $138,101) were paid or accrued to a law firm of which one former director is a partner and are included in general and administrative expense. Included in accounts payable and accrued liabilities at December 31, 2008 is CDN$168,801 (US - $137,843) owing to this law firm.

(c) Included in general and administrative expense on the statement of operations for the year ended December 31, 2009, is CDN$560,500 paid to directors in lieu of option grants.

All of the above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts owing to related parties, including the amount receivable from parent company, are unsecured, non-interest bearing with no fixed terms of repayment.

16.   LONG-TERM DEBT

As a result of the Amalgamation described in Note 1, the Company assumed a loan payable from Morgain to an unrelated third party in the amount of CDN$7,243,587. The principal amount of the loan is to be repaid in full by May 31, 2012. The Company has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. The outstanding loan balance bears interest at 12% per annum, compounded monthly. Interest payments are made on an annual basis.

The loan is secured by a floating charge on the Company's assets and a pledge by the Company of the shares of its Mexican subsidiary, Minera Real del Oro S.A. de C.V., which hold title to the El Castillo Mine properties.

Also included in long-term debt are loans received by the Company's Mexican subsidiaries that have been used to purchase vehicles. The total amount of these loans is $27,829 all of which is the current portion. The loans bear interest at 13.45% and 14.95%, are due on various dates up to June 30, 2010 and are secured by the vehicles purchased.

During the year ended December 31, 2009 $Nil (2008 - $441,078) of interest was capitalized to mineral properties, plant and equipment.

17.   FINANCIAL RISK FACTORS

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in the risks, objectives, policies and procedures during the years ended December 31, 2009 and 2008.

(a) Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian, Guatemalan and Mexican government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities. The Company currently transacts with highly rated counterparties for the sale of gold. Management believes that the credit risk concentration with respect to these financial instruments is remote.

(b) Commodity Price Risk

The Company is subject to price risk from fluctuations in market prices of commodities, specifically gold. The Company has elected not to actively manage its exposure to commodity price risk at this time.   The Company's future gold mining operations will be significantly affected by changes in the market prices for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold including governmental reserves and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

(c) Foreign Currency Risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company's foreign exchange risk arises primarily with respect to the Canadian dollar, and Mexican peso. The Company's cash flows from Mexican operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are in Mexican pesos. The majority of administrative transactions are denominated in Canadian dollars. The majority of the long-term debt is in Canadian dollars. The Company has elected not to actively manage this exposure at this time.

17.   FINANCIAL RISK FACTORS (continued)

The exposure of the Company's financial assets and liabilities to currency risk as at December 31, 2009 was as follows in US dollars:

	US Dollar	Canadian dollar	Mexican Pesos	Total
Financial Assets				
Cash	3,392,763	127,806	309,946	3,830,515
Receivables	-	246,348	1,261,886	1,508,234
Marketable securities	-	23,924	-	23,924
Due from parent company	-	3,164,982	-	3,164,982
	3,392,763	3,563,060	1,571,832	8,527,655
Financial Liabilities				
Accounts payable and accrued liabilities	1,668,396	2,258,554	1,146,620	5,073,570
Current portion of long-term debt	-	806,937	-	806,937
Long-term debt	-	6,125,479	-	6,125,479
	1,668,396	9,190,970	1,146,620	12,005,986

(d) Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2009, the Company had a cash balance of $3,830,515 (2008 - $2,186,118) to settle current liabilities of $5,880,507 (2008 - $2,958,970).

(e) Interest Rate Risk

The Company has cash balances subject to fluctuations in the prime rate. The Company carries long-term debt on which interest is payable annually at a fixed rate of 12% per annum. Management believes that interest rate risk is remote as the Company currently does not carry interest bearing debt at floating rates.

The Company's long-term debt is subject to fair value risk as it carries a fixed rate of interest.

(f) Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying values of marketable securities, receivables and accounts payable and accrued liabilities reflected in the consolidated balance sheet approximate fair values due to the short-term maturities of these instruments. The carrying value of long-term debt and mineral property obligation approximates its fair value as the interest rate approximates the current rate for similar instruments. It is not possible to determine if the amount due from parent company are at fair value as there is no comparable market value for such loans.

(g) Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over the year:

i)   Based on finished gold inventory held by the Company as at December 31, 2009, a 10% increase or decrease in the average realized gold price per ounce for the year would generate a respective increase or decrease in revenues of approximately $310,000.

ii)   The majority of the Company's long-term debt is denominated in Canadian dollars. The Company reports its results in US Dollars and therefore a 10% fluctuation in the exchange from CDN$ to US$ will generate increases or decreases in the carrying value of approximately $690,000.

(Expressed in United States Dollars)

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are comprised of cash, marketable securities, receivables, long-term investment, accounts payable and accrued liabilities, long-term debt and mineral property obligation.

Cash consists of cash on hand with financial institutions in Canada and Mexico. Cash is designated as held-for-trading and is carried at fair value.

Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate fair value because of the limited terms of these instruments.

Long-term investment consists of an interest in Rocas El Tambor (Note 6). It is designated as available-for-sale. Since there is no quoted market value for this investment, the Company continues to carry it at historic cost. The fair value of this investment could differ materially from its carrying value.

At December 31, 2009, the Company's financial instruments that are carried at fair value, consisting of cash and marketable securities, have been classified as Level 1 within the fair value hierarchy.

19. SEGMENT DISCLOSURES

The Company operates in the mining industry and its only product is gold. The following table summarizes the geographic distribution of the Company's assets:

	2009	2008
Canada	$ 4,787,823	$ 1,066,752
United States	3,531	289,494
Mexico	49,111,516	39,555,737
Guatemala	246,843	3,253,079
	$ 54,149,713	$ 44,165,062

All of the Company's revenues are generated from sales to one customer in the United States.

20. COMMITMENTS AND CONTINGENCIES

In addition to other commitments described in Notes 7 and 16, the Company has the following lease commitments for office premises for which payments for successive years are as follows:

Year	Amount
2010	$ 89,000
2011	57,000
2012	58,000
2013	44,000
	$ 248,000

21. ENVIRONMENTAL CONTINGENCIES

The Company's mining and exploration activities are subject to various federal, provincial, state and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

22. SUBSEQUENT EVENTS

(a) Subsequent to year end, Argonaut Gold Inc. ("AGI") completed the compulsory acquisition process under the Canada Business Corporations Act (the "Act") and has acquired all of the outstanding common shares of Castle Gold. As a result of the compulsory acquisition, Castle Gold is now a wholly owned subsidiary of AGI.

(b) Trading of Castle Gold common shares has been halted and the common shares were delisted from the TSX Venture Exchange as of the close of market on February 23, 2010. In addition, Castle Gold has ceased to be a reporting issuer.

SCHEDULE E

SECTIONS 237 – 247 OF *BUSINESS CORPORATIONS ACT*
(BRITISH COLUMBIA)

DIVISION 2— DISSENT PROCEEDINGS

237. Definitions and application —

(1)   In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)   in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)   in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)   in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)   This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)   the court orders otherwise, or

(b)   in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.

238. Right to dissent —

(1)   A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)   under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)   under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)   under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)   in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)   under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)   under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)   in respect of any other resolution, if dissent is authorized by the resolution;

(h)   in respect of any court order that permits dissent.

(2)   A shareholder wishing to dissent must

(a)   prepare a separate notice of dissent under section 242 for

(i)   the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)   each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)   identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)   dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)   Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)   dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)   cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239. Waiver of right to dissent —

(1)   A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)   A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)   provide to the company a separate waiver for

(i)   the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)   each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)   identify in each waiver the person on whose behalf the waiver is made.

(3)   If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf,

the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)   the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)   any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)   If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240. Notice of resolution —

(1)   If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)   a copy of the proposed resolution, and

(b)   a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)   If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)   a copy of the proposed resolution, and

(b)   a statement advising of the right to send a notice of dissent.

(3)   If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)   a copy of the resolution,

(b)   a statement advising of the right to send a notice of dissent, and

(c)   if the resolution has passed, notification of that fact and the date on which it was passed.

(4)   Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241. Notice of court orders —

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)   a copy of the entered order, and

(b)   a statement advising of the right to send a notice of dissent.

242. Notice of dissent —

(1)   A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,

    (a)   if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

    (b)   if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

    (c)   if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

        (i)   the date on which the shareholder learns that the resolution was passed, and

        (ii)   the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)   A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

    (a)   on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

    (b)   if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)   A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

    (a)   within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

    (b)   if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)   A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)   if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)   if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)   the names of the registered owners of those other shares,

(ii)   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)   a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)   if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)   the name and address of the beneficial owner, and

(ii)   a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)   The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243. Notice of intention to proceed —

(1)   A company that receives a notice of dissent under section 242 from a dissenter must,

(a)   if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)   the date on which the company forms the intention to proceed, and

(ii)   the date on which the notice of dissent was received, or

(b)   if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)   A notice sent under subsection (1)(a) or (b) of this section must

(a)   be dated not earlier than the date on which the notice is sent,

(b)   state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)   advise the dissenter of the manner in which dissent is to be completed under section 244.

244. Completion of dissent —

(1)   A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

        (a)   a written statement that the dissenter requires the company to purchase all of the notice shares,

        (b)   the certificates, if any, representing the notice shares, and

        (c)   if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)   The written statement referred to in subsection (1)(c) must

        (a)   be signed by the beneficial owner on whose behalf dissent is being exercised, and

        (b)   set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

            (i)   the names of the registered owners of those other shares,

            (ii)   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

            (iii)   that dissent is being exercised in respect of all of those other shares.

(3)   After the dissenter has complied with subsection (1),

        (a)   the dissenter is deemed to have sold to the company the notice shares, and

        (b)   the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)   Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)   Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)   A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245. Payment for notice shares —

(1)   A company and a dissenter who has complied with section 244(l) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)   promptly pay that amount to the dissenter, or

(b)   if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares,

(2)   A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)   determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)   join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)   make consequential orders and give directions it considers appropriate.

(3)   Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)   pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)   if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)   If a dissenter receives a notice under subsection (l)(b) or (3)(b),

(a)   the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)   if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)   A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)   the company is insolvent, or

(b)   the payment would render the company insolvent.

246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)   the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)   the resolution in respect of which the notice of dissent was sent does not pass;

(c)   the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)   the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)   the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)   a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)   with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)   the notice of dissent is withdrawn with the written consent of the company;

(i)   the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247. Shareholders entitled to return of shares and rights —

If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)   the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)   the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)   the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE F

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2010
(Expressed in U. S. dollars)

	Argonaut Gold Inc. As reported at September 30, 2010	Pediment Gold Corp. (a) As reported at June 30, 2010	Pediment Gold Corp. (a) Conforming adjustment (b)	Pediment Gold Corp. (a) As adjusted	Adjustments Debit	Adjustments Credit	Notes	Pro Forma Consolidated
ASSETS								
Current								
Cash and cash equivalents	$ 22,463,561	$ 10,282,349	$ -	$ 10,282,349				$ 32,745,910
Marketable securities	11,024	-	-	-				11,024
Accounts receivable	3,300,344	953,423	-	953,423				4,253,767
Inventories	17,662,964	-	-	-				17,662,964
Prepaid expenses and other assets	1,992,338	351,357	-	351,357				2,343,695
Total current assets	45,430,231	11,587,129	-	11,587,129				57,017,360
Long-term prepaid expenses	1,510,314	75,099	-	75,099				1,585,413
Mineral properties, plant and equipment	137,175,306	5,730,506	10,827,067	16,557,573	$ 134,071,940		3(b)&3(e)	287,804,819
TOTAL ASSETS	$ 184,115,851	$ 17,392,734	$ 10,827,067	$ 28,219,801				$ 346,407,592
LIABILITIES								
Current								
Accounts payable and accrued liabilities	$ 5,162,114	$ 292,510	$ -	$ 292,510		$ 3,834,250	3(a)	$ 9,288,874
Current future income tax liability	1,063,914	-	-	-				1,063,914
Total current liabilities	6,226,028	292,510	-	292,510				10,352,788
Long-term								
Long-term debt	7,036,421	-	-	-				7,036,421
Asset retirement obligations	1,936,961	-	-	-				1,936,961
Future income tax liability	35,858,483	-	-	-		44,243,724	2&3(c)	80,102,207
Total liabilities	51,057,893	292,510	-	292,510				99,428,377
SHAREHOLDERS' EQUITY								
Share capital	129,184,928	58,108,758	-	58,108,758	58,108,758	106,880,823	2&3(f)	236,065,751
Rights issued to Pediment option and warrant holders on Pediment acquisition	-	-	-	-		7,040,434	2	7,040,434
Warrants	12,202,978	-	-	-				12,202,978
Contributed surplus	545,055	7,047,443	-	7,047,443	7,047,443		3(f)	545,055
Deficit	(8,875,003)	(48,055,977)	10,827,067	(37,228,910)		37,228,910	3(f)	(8,875,003)
Total shareholders' equity	133,057,958	17,100,224	10,827,067	27,927,291	$ 199,228,141	$ 199,228,141		246,979,215
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$184,115,851	$ 17,392,734	$ 10,827,067	$ 28,219,801				$ 346,407,592

(a) Translated from C$ to US$ at June 30, 2010 closing rate of 0.9393
(b) Policy difference adjustment - mineral properties and exploration expense

See accompanying notes to unaudited pro forma consolidated financial statements.

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2010
(Expressed in U. S. dollars)

	Argonaut Gold Inc.	Pediment Gold Corp. (a)			
	As reported for the nine months ended September 30, 2010	As reported for the nine months ended June 30, 2010	Conforming adjustments (Note 3(e))	As adjusted	Pro Forma Consolidated
REVENUES	$ 31,676,481	$ -	$ -	$ -	$ 31,676,481
COST OF SALES					
Production, transportation and royalties	21,729,933	-	-	-	21,729,933
Depreciation, depletion and accretion	3,299,493	15,485	-	15,485	3,314,978
	25,029,426	15,485	-	15,485	25,044,911
OPERATING PROFIT (LOSS)	6,647,055	(15,485)	-	(15,485)	6,631,570
EXPENSES					
Exploration expense	-	1,630,358	(1,594,539)	35,819	35,819
General and administrative	4,495,197	2,069,381	-	2,069,381	6,564,578
	4,495,197	3,699,739	(1,594,539)	2,105,200	6,600,397
INCOME (LOSS) BEFORE UNDERNOTED	2,151,858	(3,715,224)	1,594,539	(2,120,685)	31,173
Interest (income)	-	(100,898)	-	(100,898)	(100,898)
Interest expense on long-term debt	295,867	-	-	-	295,867
Foreign exchange loss (gain)	1,414,670	(49,941)	-	(49,941)	1,364,729
Write-off of mineral properties	-	4	-	4	4
Change in fair value of marketable securities	13,281	-	-	-	13,281
	1,723,818	(150,835)	-	(150,835)	1,572,983
INCOME (LOSS) BEFORE INCOME TAXES	428,040	(3,564,389)	1,594,539	(1,969,850)	(1,541,810)
Income tax (expense)	(1,991,280)	-	-	-	(1,991,280)
NET LOSS FOR THE PERIOD	$ (1,563,240)	$ (3,564,389)	$ 1,594,539	$ (1,969,850)	$ (3,533,090)

(a) Translated from C$ to US$ using noon average exchange rate for the nine months period October 1, 2009 to June 30, 2010 of 0.9604

Net loss per share - basic and diluted (Note 5)	$ (0.04)
Weighted average number of shares outstanding - basic (Note 5)	85,994,743

See accompanying notes to unaudited pro forma consolidated financial statements.

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2009
(Expressed in U. S. dollars)

	Argonaut Gold Inc. As reported for the year ended December 31, 2009	Castle Gold Corporation As reported for the year ended December 31, 2009	Adjustments (Note 3(d))	Argonaut Gold Inc. Pro Forma combined with Castle Gold	Pediment Gold Corp. (a) As reported for the year ended September 30, 2009	Pro Forma Consolidated
REVENUES	$ -	$ 31,079,093	$ -	$ 31,079,093	$ -	$ 31,079,093
COST OF SALES						
Production, transportation and royalties	-	16,331,971	-	16,331,971	-	16,331,971
Depreciation, depletion and accretion	-	3,360,327	12,908,863	16,269,190	13,892	16,283,082
	-	19,692,298	12,908,863	32,601,161	13,892	32,615,053
OPERATING PROFIT (LOSS)	-	11,386,795	(12,908,863)	(1,522,068)	(13,892)	(1,535,960)
EXPENSES						
Exploration expense	-	148,745	-	148,745	-	148,745
General and administrative	524,270	9,332,612	-	9,856,882	3,055,677	12,912,559
Impairment charges	-	2,129,156	-	2,129,156	-	2,129,156
	524,270	11,610,513	-	12,134,783	3,055,677	15,190,460
LOSS BEFORE UNDERNOTED	(524,270)	(223,718)	(12,908,863)	(13,656,851)	(3,069,568)	(16,726,419)
Interest (income)	(918)	-	-	(918)	(309,619)	(310,537)
Interest expense on long-term debt	-	796,044	-	796,044	-	796,044
Foreign exchange loss	10,728	973,884	-	984,612	68,495	1,053,107
Change in fair value of marketable securities	-	(11,004)	-	(11,004)	-	(11,004)
	9,810	1,758,924	-	1,768,734	(241,123)	1,527,611
LOSS BEFORE INCOME TAXES	(534,080)	(1,982,642)	(12,908,863)	(15,425,585)	(2,828,445)	(18,254,030)
Income tax (expense) - current	(176,246)	(1,098,850)	-	(1,275,096)	-	(1,275,096)
Future income tax (expense) recovery	176,246	(3,682,305)	3,614,482	108,423	-	108,423
NET LOSS FOR THE YEAR	$ (534,080)	$ (6,763,797)	$ (9,294,381)	$ (16,592,258)	$ (2,828,445)	$ (19,420,703)

(a) Translated from C$ to US$ using noon average exchange rate for the twelve months period October 1, 2008 to September 30, 2009 of 0.8472

Net loss per share - basic and diluted (Note 5)						$ (0.23)
Weighted average number of shares outstanding - basic (Note 5)						85,306,878

See accompanying notes to unaudited pro forma consolidated financial statements.

ARGONAUT GOLD INC.
NOTES TO THE UNAUDITED *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

1. Basis of presentation

On October 19, 2010 Argonaut Gold Inc. ("Argonaut" or "The Company") and Pediment Gold Corp. ("Pediment") announced that they have entered into a binding agreement (the "Agreement") to complete a transaction (the "Transaction") to create a premier mid-tier gold producing company focused on the Americas. Pursuant to the terms of the Agreement, all of the Pediment common shares (the "Pediment Common Shares") issued and outstanding immediately prior to consummation of the transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment Common Share.

These unaudited *pro forma* consolidated financial statements have been prepared to give effect to the proposed transaction with Pediment on the basis that each shareholder of Pediment will receive shares of common stock of Argonaut in exchange for their Pediment common shares. These unaudited *pro forma* statements reflect the acquisition of 100 per cent of the Pediment shares.

These unaudited *pro forma* consolidated financial statements have been compiled from and include:

(a) An unaudited *pro forma* consolidated balance sheet combining (i) the unaudited consolidated balance sheet of Argonaut as at September 30, 2010 with (ii) the unaudited consolidated balance sheet of Pediment as at June 30, 2010, converted from Canadian dollars to US dollars at June 30, 2010 US/Canada dollar closing exchange rate of 0.9393, giving effect to the transaction as if it occurred on September 30, 2010.

(b) An unaudited *pro forma* consolidated interim statement of operations combining (i) the unaudited consolidated interim statement of operations of Argonaut for the nine months ended September 30, 2010 with (ii) unaudited consolidated interim statement of operations of Pediment for the nine months ended June 30, 2010, converted from Canadian dollars to US dollars using the average US/Canada dollar noon exchange rate for the nine months ended June 30, 2010 of 0.9604, giving effect to the transaction as if it occurred on January 1, 2009.

(c) An unaudited *pro forma* consolidated statement of operations combining (i) the audited consolidated statement of operations of Argonaut for the period ended December 31, 2009 with (ii) the audited consolidated statement of operations of Castle Gold for the year ended December 31, 2009 and (iii) the audited consolidated statement of operations of Pediment for the year ended September 30, 2009, converted from Canadian dollars to US dollars using the average US/Canada dollar noon exchange rate for the twelve months ended September 30, 2009 of 0.8472, giving effect to the transaction as if it occurred on January 1, 2009. The Castle Gold financial information, prior to the acquisition by Argonaut, has been included because it represents the continuing operations of the Company.

The unaudited *pro forma* consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Argonaut for the year ended December 31, 2009 which are incorporated by reference into this document. Management of Argonaut has consolidated certain line items from Pediment financial statements in an attempt to conform to the presentation of the Company's financial statements. It is management's opinion that these unaudited *pro forma* consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited *pro forma* consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Pediment described above. The unaudited *pro forma* consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited *pro forma* financial information is not necessarily indicative of the results of operations that may be obtained in the future. The *pro forma* adjustments and allocations of the purchase price for Pediment are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Pediment that exist as of the date of the completion of the acquisition.

2.   Acquisition

For accounting purposes the Transaction will be accounted as an asset acquisition. In consideration for the acquisition of Pediment, the Company will issue 0.625 shares of Argonaut common stock for each outstanding common share of Pediment totaling approximately 29.8 million common shares to shareholders of Pediment based on shares outstanding as at June 30, 2010, representing approximately $106.9 million total value based on the closing price of Argonaut's common stock on October 19, 2010. The acquisition price reflects the market price of Argonaut's common shares over a 10-day period before and after the announcement date on October 19, 2010 and is estimated at C$3.69 per each Argonaut share. The final acquisition price will be based on quoted market price, exchange rate and the actual number of pediment issued and outstanding shares, options and warrants outstanding on the actual date of closing.

Each Pediment warrant or stock option which gives the holder the right to acquire shares in the common stock of Pediment when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Argonaut on the same basis as the exchange of Pediment common shares for Argonaut common shares. These options and warrants have been included in the purchase consideration at their fair value of approximately $7 million based on the Black-Scholes pricing model.

For the purpose of determining the value of the purchase consideration, the total number of outstanding shares, options and warrants have been derived from the latest published financial statements of Pediment as at June 30, 2010. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited *pro forma* consolidated financial statement information for changes in the number of outstanding shares, options and warrants as of the transaction closing date.

The fair value of the net assets of Pediment to be acquired will ultimately be determined during the last quarter in 2010. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary acquisition cost has been allocated as follows:

Acquisition cost	$	117,755,507
Net assets acquired:		
Cash and cash equivalents	$	10,282,349
Accounts receivable		953,423
Prepaid expenses and deposits		426,456
Mineral properties, plant and equipment		150,629,513
Accounts payable and accrued liabilities		(292,510)
Future income tax liability		(44,243,724)
	$	117,755,507

3. *Pro forma* **assumptions and adjustments**

The unaudited *pro forma* consolidated financial statements incorporate the following *pro forma* assumptions:

(a) The acquisition cost of $117,755,507, including accrued transaction costs, has been allocated to the acquired assets and liabilities on a *pro forma* basis as described in Note 2.

(b) The excess of the purchase consideration over carrying values of net assets of Pediment, in the amount of $134,071,940 (including related future tax liability of $44,243,724) has been assigned to the acquired mineral properties.

(c) The incremental future tax liability is presented on the *pro forma* balance sheet as an additional tax liability of $44,243,724.

(d) Additional depletion charges in the amount of $12,908,863 and related future tax recovery of $3,614,482 have been recorded for the year ended December 31, 2009 to reflect the estimated fair value increment to the El Castillo mine. This assumes that Argonaut acquired ownership of the Castle Gold mine effective January 1, 2009, to reflect the inclusion of the continuing operations of Castle Gold from that date.

(e) Additional mineral properties costs in amount of $10,827,067 have been recorded on the balance sheet of Pediment before consolidation to reflect an accounting policy difference adjustment. Also, to reflect the same accounting policy difference adjustment, elimination of exploration expenses in amount of $1,594,539, as previously reported in Pediment interim financial statements for nine months period ended June 30, 2010, has been recorded on the *pro forma* income statement for the nine months period ended September 30, 2010. This is because Pediment expenses all exploration expenditures whereas Argonaut capitalizes such expenditures.

(f) Shareholders' equity balances of Pediment are eliminated in adjustment transaction.

4. *Pro forma* **share capital**

Pro forma share capital as at September 30, 2010 has been determined as follows:

	Number of shares		Amount
Number of Argonaut common shares issued and outstanding	56,273,626	$	129,184,928
Assumed number of Argonaut shares issued for Pediment shares	29,805,508		106,880,823
Pro forma balance	86,079,134	$	236,065,751

5. *Pro forma* **loss per share**

	Nine months ended September 30, 2010		Year ended December 31, 2009	
	(Shares or dollars)			
Actual weighted average number of Argonaut common shares outstanding	56,189,235		55,501,370	
Assumed number of Argonaut shares issued for Pediment shares	29,805,508		29,805,508	
Pro forma weighted average number of Argonaut shares outstanding	85,994,743		85,306,878	
Pro forma net loss	$	(3,533,090)	$	(19,420,703)
Pro forma adjusted loss per share - basic and fully diluted	$	(0.04)	$	(0.23)

NOTICE OF HEARING

SCHEDULE G

No. S-107464
Vancouver Registry

In the Supreme Court of British Columbia

PEDIMENT GOLD CORP.

PETITIONER

RE:

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS
CORPORATIONS ACT*, S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PEDIMENT GOLD CORP. AND ARGONAUT GOLD INC.

NOTICE OF HEARING

To: This Motion is brought without notice. It is not intended to be served.

TAKE NOTICE that the petition of Pediment Gold Corp. dated December 15, 2010 will be heard at the courthouse at 800 Smithe Street, Vancouver, B.C. in the Province of British Columbia, on January 25, 2011 at the hour of 9:45 a.m.

1.   Date of hearing

[X]   Notice of the date of the hearing has been given to the Pediment Shareholders in accordance with the Order of this Court pronounced December 17, 2010.

2.   Duration of hearing

[X]   The parties have been unable to agree as to how long the hearing will take and

(a)   the time estimate of the petitioner(s) is 10 minutes, and

(b)   [X] the petition respondent(s) has(ve) not given a time estimate.

3.   Jurisdiction

[X]   This matter is not within the jurisdiction of a master.

Bull, Housser & Tupper LLP

per:

Date: 2010-12-15

Signature of
[ ] petitioner [X] lawyer for petitioner(s)

Vince Aldridge

In the Supreme Court of British Columbia

PEDIMENT GOLD CORP.

PETITIONER

RE:

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PEDIMENT GOLD CORP. AND ARGONAUT GOLD INC.

NOTICE OF HEARING

BULL, HOUSSER & TUPPER LLP
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, B.C. V6E 3R3
Telephone: (604) 687-6575
Facsimile: (604) 641-4949
E-mail: litigation@bht.com
Attention: Vince Aldridge

RVA   Matter# 07-2822



SCHEDULE H

CANACCORD Genuity

FAIRNESS OPINION OF CANACCORD GENUITY CORP.

November 4, 2010

Board of Directors
Pediment Gold Corp.
680-789 West Pender
Vancouver, BC
Canada V6C 1H2

To the Board of Directors of Pediment Gold Corp. (the "**Board**"):

Canaccord Genuity Corp. ("**Canaccord**") understands that Pediment Gold Corp. ("**Pediment**") and Argonaut Gold Inc. ("**Argonaut**") propose to enter into an agreement (the "**Business Combination Agreement**") pursuant to which Argonaut will acquire all of the outstanding common shares of Pediment ("**Pediment Shares**") by means of a statutory plan of arrangement (the "**Transaction**"). Under the terms of the Transaction, holders of Pediment Shares will receive 0.625 common shares of Argonaut ("**Argonaut Shares**") for each Pediment Share (the "**Consideration**"). The Transaction is to be completed, subject to the approval of the holders of Pediment Shares (the "**Pediment Shareholders**") and court approvals, pursuant to the terms of the Business Combination Agreement. The terms of the Transaction are more fully described in the Business Combination Agreement.

In connection with the Transaction, Canaccord also understands that certain holders of Pediment Shares, who collectively own or exercise control or direction over approximately 20.3% of the issued and outstanding Pediment Shares as at the date hereof, have signed or will sign irrevocable lock-up agreements with Argonaut (the "**Lock-Up Agreements**") pursuant to which, among other things, such holders of Pediment Shares will agree to vote their Pediment Shares currently owned or any Pediment Shares subsequently acquired pursuant to the exercise of stock options of Pediment in favour of the Transaction at a meeting of the Pediment Shareholders, except to the extent that the locked-up Pediment Shareholder is not entitled to vote its Pediment Shares pursuant to applicable corporate and securities laws, unless such Lock-Up Agreements are terminated in accordance with their terms.

The terms of the Transaction and, in particular, the aggregate consideration to be received by Pediment Shareholders, have been determined through negotiations between the management of Pediment and Argonaut, with Canaccord providing certain financial advisory services to Pediment and its board of directors.

The above description is a summary only. The specific terms of Transaction will be summarized in an information circular of Pediment (the "**Management Circular**") to be mailed to Pediment Shareholders in connection with the special meeting to be called to approve the Transaction.

Canaccord Engagement

The Board engaged Canaccord to act for Pediment as a financial advisor (the "**Engagement**") by an engagement letter dated October 15, 2010 (the "**Engagement Letter**"). Under the Engagement Letter, Canaccord agreed to provide financial advice and assistance to Pediment in relation to the Transaction and, if required by Pediment, to prepare and deliver this opinion as to the fairness of the Consideration, from a financial point of view, to the Pediment Shareholders (the "**Fairness Opinion**").

Under the Engagement Letter, Pediment has agreed to pay Canaccord a cash fee for rendering this Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favourable, or that is contingent upon the consummation of the Transaction. Pediment has also agreed to reimburse Canaccord for all reasonable out-of-pocket expenses and to indemnify Canaccord in relation to certain claims or liabilities that may arise in connection with the services performed under the Engagement Letter.

This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada ("**IIROC**"), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Pediment has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to Pediment (including, without limitation, the directors, management and legal counsel of Pediment) in connection with the Engagement are intended solely for the benefit and internal use of the board of directors of Pediment (including, without limitation, the directors, management and legal counsel of Pediment), subject to certain exceptions provided in the Engagement Letter.

Canaccord consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof, which summary shall be in a form acceptable to Canaccord, in the Information Circular to be mailed to the Pediment Shareholders in connection with the Transaction, and to the filing thereof by Pediment with the applicable Canadian securities regulatory authorities.

Canaccord Credentials

Canaccord is Canada's largest independently-owned investment banking firm. Canaccord employs approximately 1,500 people with offices in major Canadian cities, as well as internationally in the United Kingdom, the United States and Barbados. Canaccord has approximately Cdn$13 billion in assets under administration and is publicly traded with a market capitalization of approximately Cdn$850 million. Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have extensive knowledge of Canadian and U.S. equity capital markets, have prepared numerous valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.

This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in merger, acquisition, divestiture and valuation matters.

Canaccord Independence

Canaccord is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of Pediment, Argonaut, or their respective associates or affiliates (collectively, the "**Interested Parties**"), and is not an advisor to any person or entity other than Pediment and the Board.

Prior to the Engagement, Canaccord has not acted for Pediment or Argonaut as a financial advisor or as an agent or underwriter or in any other capacity.

Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute, transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or the Transaction.

Other than pursuant to the Engagement, Canaccord does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Scope of Review

Canaccord has not been asked to, nor does Canaccord offer any opinion as to the terms of the Transaction (other than in respect of the fairness, from a financial point of view, of the Consideration to be received by Pediment Shareholders) or the form of any agreements or documents related to the Transaction.

In preparing this Fairness Opinion, among other things, Canaccord reviewed and, where considered appropriate, in the exercise of its professional judgment, relied upon, without independently attempting to verify, among other things, the following:

- the draft Management Circular, dated November 8, 2010;

- the draft **Business Combination** Agreement dated October 18, 2010, 2010

- the Lock-up Agreements;

- the company disclosure letter dated October 18, 2010;

- financial terms of certain other transactions considered by Canaccord to be relevant;

- certain correspondence with relevant Canadian tax authorities and other tax information;

- certain other material agreements and documents related to the Transaction;

- certain publicly available financial and other information concerning Pediment and Argonaut that Canaccord considered to be relevant for purposes of its analysis;

- historical market prices and valuation multiples for the Pediment Shares and Argonaut Shares, and comparisons of such prices and multiples with publicly available financial data concerning certain publicly traded companies that Canaccord considered to be relevant for purposes of its analysis;

- certain published investment dealer research on Argonaut and the respective target prices;

- public information with respect to other transactions of a comparable nature that Canaccord considered to be relevant for purposes of its analysis; and

- certain other documents filed by Pediment on the System for Electronic Document Analysis and Retrieval that Canaccord considered to be relevant for purposes of its analysis.

Canaccord has not, to the best of its knowledge, been denied access by Pediment or any of its respective associates or affiliates to any information requested by Canaccord. Canaccord did not meet with the auditors of Pediment and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of Pediment. With respect to Argonaut, Canaccord has assumed the accuracy of any publicly available information related to Argonaut that it has reviewed.

Assumptions and Limitations

With the approval of Pediment and as provided for under the Engagement Letter, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial information, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations obtained by it from public sources or provided to Canaccord by Pediment, or their respective officers, associates, affiliates, consultants, advisors and representatives pursuant to the Engagement relating to Pediment and the Assets (collectively, the "**Information**"). This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Pediment has represented to Canaccord in a certificate provided in such capacity that, among other things: (i) the Information provided orally by, or in the presence of, an officer or employee of Pediment or in writing by Pediment or any of its subsidiaries or affiliates (as such terms are defined in the *Securities Act* (Ontario)) or their respective agents to Canaccord for purposes of preparing this Fairness Opinion was, at the date the Information was provided to Canaccord, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Pediment, its subsidiaries, affiliates or the Transaction and did not and does not omit to state a material fact in respect of Pediment, its subsidiaries, affiliates or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Canaccord, except as disclosed in writing to Canaccord, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pediment or any of its subsidiaries or affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion; (iii) there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to Pediment or any of its subsidiaries or affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided in writing to Canaccord; (iv) since the dates on which the Information was provided to Canaccord, no material transaction has been entered into by Pediment or any of its subsidiaries or affiliates, or proposed to be entered into, other than the entering into of the Letter Agreement; (v) they have no knowledge of any facts not contained in or referred to in the Information provided to Canaccord by Pediment which would reasonably be expected to affect this Fairness Opinion, including the assumptions used or the scope of the review undertaken; (vi) other than as disclosed in the Information, to the best of their knowledge, information and belief after reasonable inquiry, Pediment does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened against or affecting Pediment or any of its subsidiaries or affiliates at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially adversely affect Pediment and its subsidiaries taken as a whole; (vii) all financial material, documentation and other data concerning the Transaction, Pediment and its subsidiaries or affiliates, including any projections or forecasts, provided to Canaccord were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of Pediment dated as at December 31, 2009, reflect the assumptions disclosed therein (which assumptions management of Pediment believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation or data was provided to Canaccord; (viii) to their knowledge, after having made due inquiry, no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, Pediment or any of its subsidiaries or affiliates have been received and no negotiations have occurred relating to any such offer within the 24 months preceding the date of the Engagement Letter which have not been disclosed in writing to Canaccord; and (ix) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed in writing to Canaccord.

Canaccord has assumed that the material terms of the Transaction, when set out in the Definitive Transaction Agreement, will be consistent in all material respects with the terms set out in the Letter Agreement. Canaccord has also assumed that all conditions precedent to the completion of the Transaction can be satisfied or waived by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to Pediment or liability of Pediment to third parties, that the procedures being followed to implement the Transaction are valid and effective and all required documents under applicable securities laws will be distributed to the Pediment Shareholders in accordance with all applicable securities laws, and that the disclosure in such documents will be accurate and will comply in all material respects with the requirements of all applicable securities laws.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Pediment as they were reflected in the information and documents, including, without limitation, the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of Pediment. In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Pediment.

This Fairness Opinion has been provided exclusively for the use of the board of directors of Pediment for the purposes of considering the Letter Agreement, the Transaction and the Consideration. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter upon which this Fairness Opinion is based, Canaccord reserves the right to change, modify or withdraw this Fairness Opinion as of the date of such material change in any fact or matter affecting this Fairness Opinion.

With respect to all legal and tax matters related to the Transaction, Canaccord has relied upon the advice, opinions and representations provided to Canaccord by Pediment's external legal and tax counsel and have relied upon the completeness and accuracy of such advice, opinions and representations, including the validity and efficacy of the procedures being followed to implement the Transaction, and do not expresss any opinion, thereon. Canaccord does not express any opinion with respect to the tax consequences to Pediment or any Pediment Shareholder that may arise as a result of the Transaction.

The disclosure by Pediment of the retention of Canaccord and the contents of this Fairness Opinion in certain regulatory filings as required and in accordance with all applicable laws, rules or regulations of any governmental authority or stock exchange will be permitted subject to Canaccord's prior review and approval (acting reasonably) of such disclosure. Except as provided in this Fairness Opinion and in the Engagement Letter, or as may be required by applicable law or requirements of securities regulatory authorities or stock exchange in connection with the Transaction, this Fairness Opinion is not to be used, published or distributed in whole or in part, in any other way or to any other person without the prior written consent of Canaccord, such consent not to be unreasonably withheld or delayed.

Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of Pediment or its securities or the Assets pursuant to MI 61-101 or otherwise; or (ii) an opinion as to the fairness of the process underlying the Transaction; and, in each case, this Fairness Opinion should not be construed as such. This Fairness Opinion is not and should not be construed as a recommendation to any Pediment Shareholder as to whether or how to vote in respect of the Transaction.

Approach to Fairness
The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. In particular, Canaccord has considered a number of methodologies in preparing this Fairness Opinion including, discounted cash flows, comparable company and comparable transaction analysis, and investment dealer research. Qualitative judgments were made based upon Canaccord's assessment of the surrounding factual circumstances relating to the Transaction and Canaccord's analysis of such factual circumstances in its best judgment. Any attempt to select portions of Canaccord's analysis or of the factors considered, without considering all of the analysis employed and

factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

Canaccord is not expressing any opinion as to the value of the consideration to be received, if and when issued pursuant to or in connection with the Transaction, or the prices at which common shares of Argonaut may trade after completion of the Transaction.

Conclusion

Based upon and subject to the foregoing, Canaccord is of the opinion that, as of the date hereof, the Consideration to be received by Pediment Shareholders pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Pediment other than Argonaut and its subsidiaries and affiliates.

Yours truly,



CANACCORD GENUITY CORP.

TO: CANACCORD GENUITY CORP.

CERTIFICATE

In connection with the engagement letter (the "**Engagement Letter**") dated as of October 15, 2010 among Pediment Gold Corp. ("**Pediment**" or the "**Company**") and Canaccord Genuity Corp. ("**Canaccord**") pursuant to which Canaccord was retained to provide the Fairness Opinion in connection with the Transaction, the undersigned, in our capacities as officers of the Company and not in our personal capacities, represent and certify that:

a) We are the Chief Executive Officer and Chief Financial Officer of the Company and as such have knowledge of the matters contained herein.

b) The information, data, advice, opinion, representations and other material (financial and otherwise) (the "**Information**") provided by the Company or any of its subsidiaries or affiliates (as such terms are defined in the Securities Act (Ontario)) or their respective directors, officers, consultants, advisors, representatives or agents, either orally or in writing, to Canaccord in connection with preparing the Opinion was, at the date the Information was provided to Canaccord, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries, affiliates or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries, affiliates or the Transaction necessary to make the Information or any statement contained herein not misleading in light of the circumstances under which the Information or statement was made or provided.

c) Since the dates on which the Information was provided to Canaccord, except as disclosed in writing to Canaccord, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries or affiliates or the Assets and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

d) There are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided in writing to Canaccord.

e) Since the dates on which the Information was provided to Canaccord, no material transaction has been entered into by the Company or any of its subsidiaries or affiliates and I am not aware of any circumstances or developments that could reasonably be expected to have a material effect on the material assets, liabilities, financial condition, prospects or affairs of the Company, its subsidiaries or affiliates or the Assets.

f) I have no knowledge of any facts not contained in or referred to in the Information provided to Canaccord by or on behalf of the Company, which would reasonably be expected to affect the Opinion, including the assumptions used, procedures adopted, the scope of the review undertaken or the conclusions reached.

g) Other than as disclosed in the Information, to the best of our knowledge, information and belief after reasonable inquiry, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company or any of its subsidiaries or affiliates at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board agency or instrumentality which may in any way materially adversely affect the Company and its subsidiaries taken as a whole.

h) All financial material, documentation and other data concerning the Transaction, the Company and its subsidiaries, affiliates or material assets, including any projections or forecasts, provided to Canaccord were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of the Company dated as at December 31, 2009, reflect the assumptions disclosed therein (which assumptions management of the Company believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data was provided to Canaccord.

i) To the best knowledge, information and belief of the undersigned, after having made due inquiry, no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, the Company or any of its subsidiaries or affiliates have been received and no negotiations have occurred relating to any such offer within the two years preceding the date of the Engagement Letter which have not been disclosed in writing to Canaccord.

j) There are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed in writing to Canaccord.

k) The contents of the Company's public disclosure documents are true and correct in all material respects and do not contain any misrepresentation (as such term is defines in the *Securities Act* (Ontario)) and such disclosure documents comply with all the requirements under applicable laws.

l) There are no facts or circumstances known to the undersigned that relate to the Company or the Transaction that have not been disclosed by the Company to Canaccord that could reasonably be expected to affect the Opinions, including the assumptions used, procedures adopted, the scope of review undertaken or the conclusions reached by Canaccord.

m) Unless otherwise defined herein, terms defined in the Engagement Letter shall have the same meaning herein as therein.

This certificate is being delivered pursuant to the terms of the Engagement Letter.
Dated this _____ day of _____, 2010.

_____
Chief Executive Officer
Pediment Gold Corp.

_____
Chief Financial Officer
Pediment Gold Corp.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:



The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1479

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

PEDIMENT GOLD CORP.



Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on January 24, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Eastern Time, on January 20, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

 

Appointment of Proxyholder

I/We, being holder(s) of Pediment Gold Corp. hereby appoint: Gary Freeman, President & Chief Executive Officer of the Company, or failing him, Peter Mordaunt, Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Pediment Gold Corp. to be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Monday, January 24, 2011 at 10:00 AM Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Arrangement To pass a special resolution approving an arrangement under the provisions of the *Business Corporations Act* (British Columbia) involving the Company, the shareholders of the Company and Argonaut Gold Inc.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

   1 0 8 9 0 1   A R 0   X C P Q

PEDIMENT GOLD CORP.



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fol

Voting Instruction Form ("VIF") - Special Meeting to be held on January 24, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fol

VIFs submitted must be received by 10:00 am, Eastern Time, on January 20, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site:
  www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER




Appointee(s)

Management Appointees are: Gary Freeman, President & Chief Executive Officer of the Company, or failing him, Peter Mordaunt, Director of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Pediment Gold Corp. to be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Monday, January 24, 2011 at 10:00 AM Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement

To pass a special resolution approving an arrangement under the provisions of the *Business Corporations Act* (British Columbia) involving the Company, the shareholders of the Company and Argonaut Gold Inc.

☐ ☐

Fo

Fo

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.



108900

ARO

XCPQ